Form 10-K, Exhibit 13
period 1995-08-31
EA ENGINEERING SCIENCE & TECHNOLOGY INC
filed 1995-11-29
CIK 802492

COST EFFECTIVE ENVIRONMENTAL PROBLEM SOLVING

(MAP OF GIS STREAM CLASSIFICATION)


This figure depicts a Geographic Information System (GIS) stream classification data layer for one of the more than 70 watersheds, or drainage basins, EA is analyzing for the Louisiana-Pacific Corporation's (L-P) Sustainable Yield Plan. EA is integrating information on aquatic and terrestrial resources, landslide susceptibility, and fluvial geomorphology into a series of resource protection measures covering 500,000 acres of L-P timberland in Northern California spread throughout the 70 watersheds. These protection measures are designed to preserve and enhance water quality, fish habitat, and biodiversity. They serve as input to a GIS-based linear program model, developed by another contractor, that optimizes timber harvest over a 100-year planning horizon, based on forest growth-and-yield submodels. The model thus ensures the achievement of two important goals: economically viable sustained timber harvest and environmental protection. One of the hallmarks of this work is the development of several cutting-edge technologies. Examples include use of NASA satellite imagery to define timber inventory, development of a digital terrain model to predict landslide susceptibility, written by EA's subcontractor, the University of California, and linking the linear program model to GIS, a first-of-its-kind application. Environmental input data are based on extensive field studies for initial calibration. Model formulation will be continuously refined using monitoring data as the various timber harvest prescriptions assigned by the model are implemented. With appropriate calibration to differing regional conditions, the model can be adapted to large-scale applications throughout the world.

EA Engineering, Science, and Technology, Inc., traded on the NASDAQ National Market (Symbol: EACO) is an international firm with capabilities to address all facets of environmental issues from biological, ecological and natural resource studies, through permitting, site investigation, risk assessment, remedial design, remedial construction, and site restoration. In addition, EA has in-house analytical, toxicological and biological laboratories as well as expertise in alternative fuels and energy issues.


The Company comprises more than 800 engineers, scientists, construction and support personnel, distributed in a network of over 25 offices in North America. Since its founding 22 years ago, EA has earned a reputation as an organization providing high quality, program management and services for a wide range of multidisciplinary environmental and energy projects.


The cover illustrates several of the overlapping themes which are reiterated throughout this year's annual report:

(bullet) EA's  origins as a natural  resource analysis  and   management
company  and our   integration   of   increasingly sophisticated  technologies
in this business sector  (represented by the Landsat satellite);

(bullet) the  green and  brown  color  theme  representing  the  company's
involvement in  both  the  green  (natural   resource   assessment,   planning,
management, and restoration) and brown (waste minimization, management, and remediation) sectors of the environmental marketplace;

(bullet) and the circle, representing both the feedback loop which underlies EA's sustainable development planning and management process as well as the
increasing  integration of our green  and  brown   disciplines  for  the
solution  of   increasingly   complex environmental management problems
nationally and internationally.

                              FINANCIAL HIGHLIGHTS

Year Ended August 31,                    1995       1994      1993       1992      1991
in thousands, except per share amounts

Operations data:
  Total revenue                         $92,365   $76,873    $61,126   $52,915   $53,888
  Net revenue(1)                         72,471    63,748     52,941    45,411    45,817
  Income (loss) from operations           4,141     3,305      2,111    (2,058)      196
  Net income (loss)                       2,227     1,823      1,004    (1,876)     (300)
  Net income (loss) per share(2)         $ 0.36    $ 0.30     $ 0.17    $(0.34)   $(0.05)

Weighted average number
  of shares outstanding(2)                6,171     6,089      5,888     5,542     5,528

Balance sheet data:
  Working capital                       $17,663   $14,317    $12,146   $ 8,041   $ 9,020
  Total assets                           36,368    31,575     28,471    28,990    33,241
  Short-term borrowings                      --        --         --     6,393     8,346
  Long-term debt                          4,033     4,798      5,034     2,483     2,866
  Stockholders' equity                  $18,880   $15,177    $12,721   $11,542   $13,288


(1) Net revenue represents total revenue less subcontractor costs

(2) Results have been restated to reflect the two 3 for 2 stock splits, each effected in the form of a 50% stock dividend issued on February 23, 1994 and July 5, 1994.

(Bar graph showing)

                                  Net Revenue
                                  in millions

                        1993         1994           1995

                        52.9         63.7           72.5



(Bar graph showing)

                                  Net Income
                                  in millions

                         1993         1994          1995

                          1.0          1.8           2.2


(Bar graph showing)
                                  Working Capital
                                   in millions

                          1993        1994          1995

                          12.1        14.3          17.7


(Bar graph showing)

                                  Stockholders' Equity
                                     in millions

                          1993        1994          1995

                          12.7        15.2          18.9



                                   LEADERSHIP

                                    (PHOTO)

                             LOREN D. JENSEN, PH.D.
                              CHAIRMAN, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER

FELLOW SHAREHOLDERS

Fiscal 1995 was the third year in a row in which revenue, net income, awards, and contracted total backlog reached new highs. Profit margins for the year reached the highest level since fiscal 1989, and return on shareholders' equity reached an all-time high. And, once again, we ended the recent twelve months in solid financial condition.

In reviewing our financials over the past three years, you will note that net income has grown faster than net revenue. We at EA are doing everything possible to assure that margin improvement continues in the future. A full discussion of last year's financial performance is covered in the financial section of this report.

Last year's accomplishments were made in the face of continuing challenges in our industry, including the debate in Washington, D.C. relative to reauthorization of long-standing federal environmental regulations for clean water, clean air, and control of toxic and hazardous waste. The slowdown of these reauthorizations has, in some cases, delayed the environmental actions of some private sector clients who need to be assured that their compliance activities achieve acceptance by regulatory authorities. Legislative inaction, continuing debate, and uncertainties relative to regulatory standards do not help our industry, and in this climate, our industry has definitely experienced delays in work authorizations. EA has responded to this situation by encouraging our clients, both government and private, to seek regulatory closure of specific facility issues by implementing remedial design and site clean-up activities as soon as possible.

I would also like to comment on some interesting trends I see at EA. The nature of our work assignments, our competitive strength, and the evolution of the environmental industry should lead to an expanding market share for EA in the years ahead. In recent years, we have been teaming with others in the solicitation and expansion of new business opportunities. Our total revenue has grown faster than our net revenue, as subcontracting work expands as a portion of total revenue. Subcontracting work at EA is profitable since we, as managers of a project, receive overhead recovery and a fee for our efforts. We have also participated as subcontractors to other, typically larger, environmental companies.

Our federal business continues to be solid. While funding for jobs is sometimes difficult to obtain these days, the primary area in which we have been associated--cleaning up military bases--receives preferential funding from the various agencies of the Defense Department (DOD). The required environmental clean-up of bases is extremely important to a military constrained by budgetary pressures; base shutdowns will save the DOD billions of dollars which can be applied to other needs.

Our private sector business is growing, albeit slowly. We are pleased that at least it's off the ground floor where it has been for the past several years. Because our government business increased so rapidly over the past two years, it will be a while before we can achieve our goal of repositioning our commercial activities to represent a larger portion of EA's net revenue. It is encouraging, however, to find that our larger, national clients prefer to deal with one firm with many offices throughout the country, rather than with several different regional consultants. Increasingly, too, our multinational clients are seeking environmental companies who can provide services around the globe.

During the past few years, the areas of fastest growth within our company have been associated with engineering design and remedial clean-up of toxic and hazardous wastes. Risk assessment and management have also been expanding along with Title V air quality compliance services. Waste minimization and pollution prevention continue to dominate the proactive environmental services sector, especially among our DOD and manufacturing client base. Increasingly, client organizations are also focusing their efforts toward developing and implementing an integrated plan for achieving environmental management of natural resources that are utilized and/or developed by their businesses. Avoidance of environmental damage is the most cost-effective means of managing environmental affairs. As clients gain and maintain regulatory compliance,
they  are  turning   increasingly   to  proactive   management  of environmental
affairs. Just as environmental restoration and clean-up has dominated our industry's focus over the past 25 years, proactive environmental management of natural resources will undoubtedly dominate our industry's focus into the new century -- as industry follows the government's decision to clean up contaminated facilities and return them to new economically viable uses.

As an example of our Company's involvement in an exciting approach to management of natural resources, we are describing in this annual report a project for the Louisiana-Pacific Corporation. This client, who owns and manages over 500,000 acres of timberland in Northern California, has developed a proprietary program, Terra Vision(C) that utilizes NASA's satellite imaging to monitor timber reserve areas. This prescriptive management program is based upon interactive modeling of alternative harvest scenarios to predict the ecological consequences to fish and wildlife within affected areas. As we move to the end
of this century,  such far-sighted    environmental    management   by
pathfinder    companies   like Louisiana-Pacific  will, I believe,  become
common within our nation. For these and other reasons, I am optimistic about the long-range future of both EA and our industry because large, responsible industrial clients are proactive in reducing adverse environmental consequences and finding new ways to operate their businesses in an environmentally sensitive manner.

I am convinced that our Company can continue to improve both its market penetration and leadership within our industry, an optimism based on the Company's many competitive strengths and built upon our diversified capabilities. First and foremost among these is EA's excellent reputation for quality service, a reputation we have honed and nurtured since our founding in 1973. We offer clients a full range of environmental services from the identification of a problem, investigation, design, and then, remediation and restoration. We can provide solutions for most of the environmental problems our clients face. The combined services offered by EA are as varied as exist in any one company in our industry.

We have a large and diversified client base. Our existence does not depend on only a handful of clients. Within the federal sector, we work for 15 agencies of the DOD and 13 non-DOD goverment agencies. In 1995, we provided services to over 460 clients, large and small and in various industries such as petroleum, pulp and paper, chemical, and utilities. For the same period, our first two client organizations from our founding in 1973 continued to use EA personnel for substantial environmental projects.

We  have  excellent  technical   capabilities.   As  a multidisciplinary
organization,  we have  specialists in the areas of physical, chemical,  and
mathematical  sciences;  chemical,  civil,  environmental,   and mechanical
engineering;   biological,   social,   and  health  sciences;   and construction
and  remediation  capabilities.

We are fortunate in having many exceptional technical managers who continue to commit themselves to the daily challenges that confront our Company and industry. This is a rich legacy of which I am personally very proud. Unlike others in our field who are regionally organized, we are structured along service lines with regional offices able to serve every area in the country. This structure allows us to provide seamless nationwide service to our clients with staff assignments made on the basis of needed skills, experience, and cost effectiveness. In the past year, we have consolidated our market service areas from seven into three businesses which provide the necessary business and technical leadership, administrative skills and business development functions.

The consolidation into the three larger areas has given us the opportunity to substantially reduce staff needs within corporate administration. In August 1995, over twenty positions were eliminated, and a number of corporate staff functions were transferred into the new business units with substantial net overhead cost reductions on a consolidated basis. Moreover, within the business units, technical staff reductions were also achieved due to redundancies in positions caused by the consolidation process.


We look forward to seeing our shareholders at our annual meeting on January 10, 1996 when we will discuss the events of last year and our plans for the future.

Sincerely,

(SIGNATURE OF LOREN D. JENSEN, PH.D.)

Loren D. Jensen, Ph.D.
Chairman, President,
and Chief Executive Officer

November 1995

STRUCTURE

MANAGING GROWTH FOR SUCCESS

In response to changing client needs, the delivery of our services through efficient, integrated, seamless service units enhances the long-term interests of our clients, employees and shareholders.


Our Company is presently structured to manage the operations of three major client service areas, each requiring staff, facilities, systems, and equipment. This organizational structure has allowed us to reduce some of the overhead costs associated with the management of the seven business units that previously existed. We believe that this continuing organizational development process is essential to our achievement of both tactical and strategic objectives of EA. And, in response to changing client needs, the delivery of our services through efficient, integrated, seamless service units enhances the long-term interests of our clients, employees, and shareholders. Consistent with this management philosophy, our business operations are structured as follows:

Science and Technology  Services
This business area consolidates EA's core skills in the environmental sciences, while enabling the Company to expand its focus on technology applications as needed for improved, cost-effective environmental management. We expect our expanded focus to reacquaint existing clients and attract new ones with our Company's unique combination of scientific talent and years of applications experience in making science understandable and useful for the management of environmental problems. We also plan to aggressively pursue new technologies for assessing environmental quality. Primary services include
risk  assessment  management,   resource  management,   air  and  water  quality
management, and strategic environmental management. James J. Gift, Ph.D., Senior Vice President, a veteran scientist with over 25 years of experience (20 with EA) is leading this unit of approximately 275 employees.

Engineering  and Remediation  Services
This  business  area  provides  site investigations  and engineering  design and construction of remediation systems as needed for restoration and cleanup of environmental contamination. Our industry continues to move
rapidly  toward   aggressive   programs  to remediate   environmental
contamination and "close" regulatory cases. Such efforts require  integration of
multiple   processes,   information/data gathering,   site   assessment,   and
conceptual/final design followed by installation of effective air, soil, water treatment, and cleanup systems; and where appropriate, application of innovative treatment technologies for environmental remediation and restoration. The best of engineering solutions must also effectively integrate constructability into the design process.

EA's combined engineering skills and remediation experience are now completely integrated under management structured to solve complex environmental remediation and restoration assignments. As remedial designs move into active construction sites in the field, construction supervision and oversight are needed for cost management, schedule adherence, and overall response to the challenges associated with field conditions encountered at construction sites. This new unit, under the leadership of Jim Zarzycki, P.E., Senior Vice President, who has been with EA for over seven years and over 22 years in the environmental industry, has approximately 400 employees.

Laboratory Services
EA Laboratories combine for the first time EA's analytical chemistry, toxicological, and biology laboratory skills into one integrated unit. With the combined capabilities and experience of our chemists and scientists, we provide the chemical/analytical and aquatic toxicology skills needed for environmental waste detection, treatment, and disposal. Our state-of-the-art laboratory is fully certified, including virtually every federal laboratory certification needed to serve our clients. This laboratory capability enables us to control product quality and timeliness of delivery. Our toxicology laboratory capabilities are unique in our industry in detecting low-level toxicity and determining long-term impacts on aquatic organisms from exposure to both treated and untreated aquatic wastes.

In combination with our analytical chemistry capabilities, we intend to bring our integrated laboratory skills onto job sites to directly measure and test actual discharges and surface water conditions. We believe that placing instrumentation at large remediation sites is both necessary and cost effective. EA's chemistry and toxicology lab technicians scientists, engineers, and remediation staff can quickly focus upon effective and practical treatment solutions under operating conditions. This newly integrated unit of over 100 employees is led by Reza Karimi, Ph.D., Vice President, a chemist and engineer with more than 15 years of excellent broad-based experience and understanding of both laboratory and field needs for such data collection systems.

EA  Global/International  Business  Development Activities
Within the last year, EA has actively marketed in foreign countries, particularly Mexico and China. EA has worked in over 20 countries since 1982, but international work has to date counted for only a small percentage of our revenue. Given the growth of environmental opportunities in developing and redeveloping countries, and the increasingly global needs of our multinational clients, EA has made a strategic decision to operate internationally. Accordingly, EA Global, Inc., a wholly owned subsidiary, will pursue and conduct work in the international marketplace. Another subsidiary, EA Engineering, Science, and Technology de Mexico, S.A. de C.V., has also been established to conduct business specifically in Mexico. Stephen J. Hammalian, Ph.D., President of EA Global and EA de Mexico, has been with EA for 20 years in a number of capacities. EA has been successful in recent months in obtaining international contracts funded through the World Bank and the Asian Development Bank. All international work will be channeled through EA Global or EA de Mexico, and it is expected that EA Global will collaborate closely with our other EA units as our global opportunities continue to expand.

                                  PERFORMANCE
                                    (Photo)



VALUE
PROVIDING DIVERSE
ENVIRONMENTAL SOLUTIONS


We feel that the world is rapidly becoming aware of the limitations of the global environment and that there is growing recognition that our species must integrate the protection and maintenance of natural resources and the global environment with economic development through careful planning and management. We define sustainable development planning and management as a long-range, dynamic process linking cutting edge science, engineering, and technologies to resource management decision making. Ideally the process incorporates periodic refinement based on monitoring data; as new data is collected the plan is recalibrated and optimized. EA's core philosophy of integrated, multidisciplinary environmental sciences and engineering with knowledge of ecosystem functions and landscape processes are the foundations of sustainable development planning and management as well as the restoration of degraded lands.


(SUSTAINABLE DEVELOPMENT PLANNING AND MANAGEMENT GRAPHIC)



                             Joseph A. Spadaro, CPA
                   Executive Vice President, Chief Financial
                  Officer, Treasurer, and Assistant Secretary

EA has again repeated its record setting trend. Our overall financial condition remains solid as we continued to turn total backlog into revenue and profitability. We have reached record levels for net revenue and net income, as well as contracted backlog for a year-end.

For fiscal 1994 we were able to report an extraordinary increase in EA's share price. The situation at the end of fiscal 1995 has reversed. This change is rampant throughout most of the environmental services industry and is partly the result of legislative inaction and funding delays which have created inconsistent fiscal performance for many environmental companies. While we're dismayed by this trend, we are nevertheless pleased to report that our return was a record-setting 14.7% on Stockholders' Equity.

Generally, we are pleased with fiscal year 1995's results; we believe the overall improvement for the year represents continued strong performance in the face of a difficult and highly competitive market in both the private and government sectors.

Results of Operations
Net income for fiscal 1995 increased 22% to approximately $2.2 million, or $0.36 per share compared to net income of $1.8 million, or $0.30 per share a year earlier. Net revenue rose nearly 14% to $72.5 million from last year's record $63.7 million. This marked the Company's third consecutive year of improved earnings performance.

EA has reported a profit for each of the last 13 quarters. Moreover, every quarter in 1995 except for the last had better earnings performance than the corresponding quarter of 1994. Net income for fiscal 1995 has increased to 3.1% of net revenue from 2.9% in 1994.

Net income for the fiscal 1995 fourth quarter was $350,400, or $0.06 per share, a 43% decrease over fiscal 1994 record net income of $615,900, or $0.10 per share. Net revenue for the quarter increased more than 11% to a record $19.3 million from $17.3 million in fiscal 1994.

Net income per share for the fiscal 1994 periods has been adjusted to reflect EA's two 3 for 2 stock splits, each effected in the form of a 50% stock dividend on January 25 and June 14, 1994.

During fiscal 1995, we encountered several difficulties, particularly in the fourth quarter, resulting in lower earnings. In the year's final months: we lost a major contract renewal due to competitive pricing pressures driven in part by industry overcapacity; our laboratories experienced a less than expected level of samples for analysis; we were engaged in a contract claim with a major client which tempered project revenue and increased expenses; and we incurred higher borrowings resulting in increased interest expense. As some of these events came so late in our fiscal year, we were unable to cut costs commensurate with the decrease in revenue growth.

We aggressively addressed these challenges through reductions in personnel and intensified cost control measures which should lower annual operating expenses by close to $2 million. To enhance revenue growth, we have escalated our marketing efforts and realigned our private sector business development within our operating service areas.

Furthermore, as described in the Chairman's letter, we have grouped the Company into three businesses to increase efficiencies and reduce costs. Within these three businesses, we provide various staff functions, previously handled by each of our seven business units. These include accounting, contracts, human
resources,  and  other  administrative   activities.

Financial  Condition
The continued strength of our balance sheet is evident from several perspectives. Working capital at fiscal 1995 year-end was $17.7 million, compared to $14.3 million last year. A portion of the increase is attributable to funds received from the exercise of stock options and related tax benefits.

(PIE CHARTS)                               (PIE CHART)

Net Revenue by Client Sector               Net Revenue by Client Sector
1995 Total Amount $72 Million              1994 Total Amount $64 Million

23% Industrial & Other Private Sector      20% Industrial & Other Private Sector
 7% Utilities                              10% Utilities
 6% State & Local Governments               9% State & Local Governments
64% Federal Government                     61% Federal Government

However, we experienced an increase in our billing and collection cycle to 96 days in fiscal 1995, up from 89 days a year ago. The increase in fiscal 1995 was due to our inability to submit certain client billings while awaiting authorizations for contract claims.

Our net cash flow decreased $174,600 in fiscal 1995 compared to a decrease of $61,100 in fiscal year 1994. The decrease in fiscal 1995 resulted primarily from increases in receivables, payments of income taxes, long-term debt repayments, and purchases of equipment. This decrease was partially offset by cash provided from the issuance of common stock, increases in accounts payable and accrued expenses, and noncash expenses included in net income.

Stockholders' Equity increased 24% to $18.9 million, or $3.10 per share, from $15.2 million, or $2.63 per share a year ago. The increase came from net income, employee participation in the Employee Stock Purchase Plan, and stock options exercised.

(BAR CHART DEPICTING BACKLOG APPEARS HERE)

The following table summarizes the Company's backlog as of August 31, 1995 and 1994:

                                     Backlog ($ million)

                                Net                     Total
August 31,                1995        1994        1995          1994

Contracted backlog        $ 53        $ 46        $ 67          $ 57
ID/IQ                      228         258         394           448

Total backlog             $281        $304        $461          $505



Awards and Backlog
As of August 31, 1995, our contracted backlog, both total and net, was at record year-end levels. During fiscal 1995, EA received about $96 million in total contract awards, representing $65 million in net backlog (defined as total backlog less estimated subcontractor costs). As of August 31, 1995, EA's
net contracted  backlog totaled  approximately $53 million compared   to  $46
million  a  year   earlier.   EA  also   holds   indefinite delivery/indefinite
quantity (ID/IQ) type contracts with a net value of up to $228 million compared to $258 million a year ago. If the ID/IQ contracts were fully authorized, the Company's net backlog would be approximately $281 million or 8% lower than the net backlog of about $304 million reported at the end of fiscal 1994. About 88% of the 1995 net contracted backlog is from the federal government compared to about 64% at the prior year-end. We expect that approximately 70% of the fiscal 1995 year-end net backlog will be completed in fiscal 1996.

While the total backlog is slightly lower, it is attributable to several factors: fiscal 1994 was our most productive year ever with over $325 million in awards; fiscal 1995 was less successful from an awards perspective, and there were fewer large government opportunities and greater competition. However, we were successful in maximizing opportunities with existing ID/IQs as evidenced by our higher contracted backlog and use of existing backlog to provide record net revenue.

Stock  Performance
As noted above, EA's stock performance for fiscal 1995 was below expectations. However, as illustrated in the accompanying chart, EA's five-year stock performance has exceeded that of our peer group of companies. Over the course of the five-year period, EA stock has increased in price by 88%, which is a compound annual rate of 13.5%. Our peer group has experienced an average decrease of 14% over the same period.

None of us know the near-term impact of continued delays in regulatory actions and reauthorizations at both the federal and state levels, but we believe that EA is well positioned for continued growth and positive financial performance.

(FIVE-YEAR STOCK PERFORMANCE CHART APPEARS HERE)

The following table summarizes the five-year stock performance:

                         Cumulative Total Return (Percentages)

August                   1995      1994      1993     1992   1991

EA Engineering, Science,
    and Technology        188       375       142       48     92
Peer Group                 86        78        78       87    114
NASDAQ
    Stock Market-U.S.     284       211       203      154    142

CONSOLIDATED BALANCE SHEETS


EA Engineering, Science, and Technology, Inc. and Subsidiaries




August 31,                                                 1995                      1994
ASSETS
Current Assets:
  Cash and cash equivalents (Note 1)                  $  3,813,900              $  3,988,500
  Accounts receivable, net (Note 3)                     14,858,100                12,143,800
  Costs and estimated earnings in excess
   of billings on uncompleted contracts                 10,735,000                 7,987,400
  Prepaid expenses and other                             1,711,300                 1,797,400



    Total Current Assets                                31,118,300                25,917,100



Property and Equipment, at cost (Notes 1 and 6):
  Furniture, fixtures, and equipment                    14,403,800                13,494,200
  Leasehold improvements                                 3,652,400                 3,541,100



                                                        18,056,200               17,035,300
  Less--Accumulated depreciation and amortization      (14,255,900)             (12,669,100)

    Net Property and Equipment                           3,800,300                4,366,200
Other Assets                                             1,449,200                1,291,600
    Total Assets                                      $ 36,367,800             $ 31,574,900

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                    $ 5,960,800              $  4,047,800
  Accrued expenses                                        856,500                   944,400
  Accrued salaries, wages and benefits                  4,595,700                 4,718,100
  Income taxes payable (Note 2)                           227,600                    47,800
  Current portion of long-term debt (Note 6)              765,500                   839,900
  Billings in excess of costs and estimated earnings
   on uncompleted contracts                             1,049,300                 1,002,200


    Total Current Liabilities                          13,455,400                11,600,200



Long-Term Debt, net of current portion
    (Notes 4 and 6)                                     4,032,700                 4,798,200
    Total Liabilities                                  17,488,100                16,398,400

Commitments (Note 5)
Stockholders' Equity (Note 9):
  Common stock, $.01 par value; voting;
   10,000,000 shares authorized; 6,091,900 and
   5,772,000 shares issued and outstanding                 60,900                    57,700
  Preferred stock, $.01 par value; 8,000,000 shares
   authorized; none issued                                     --                        --
  Capital in excess of par value                       10,538,700                 9,066,100
  Retained earnings                                     8,280,100                 6,052,700
    Total Stockholders' Equity                         18,879,700                15,176,500
    Total Liabilities and Stockholders' Equity        $36,367,800               $31,574,900





The accompanying notes are an integral part of these balance sheets.


CONSOLIDATED STATEMENTS OF INCOME


EA Engineering, Science, and Technology, Inc. and Subsidiaries


Year Ended August 31,                                         1995           1994            1993

Total revenue (Note 1)                                    $ 92,364,900    $76,872,800     $61,126,300
Less Subcontractor costs                                   (19,893,500)   (13,124,700)     (8,185,000)

    Net revenue                                             72,471,400     63,748,100      52,941,300

Operating expenses:
  Direct salaries and other operating                       58,977,000     51,736,100      43,143,100
  Selling, general, and administrative                       9,353,700      8,706,800       7,687,600
    Total operating expenses                                68,330,700     60,442,900      50,830,700
Income from operations                                       4,140,700      3,305,200       2,110,600
Interest expense                                              (522,800)      (403,900)       (511,400)
Interest income                                                 94,600        136,600          73,500
Income before income taxes                                   3,712,500      3,037,900       1,672,700
Provision for income taxes (Note 2)                          1,485,100      1,215,300         668,500
Net income                                                $  2,227,400    $ 1,822,600     $ 1,004,200
Net income per share (Note 7)                             $       0.36    $      0.30     $      0.17
Weighted average shares outstanding (Note 7)                 6,170,700      6,088,700       5,887,800


The accompanying notes are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


FOR THE YEARS ENDED AUGUST 31, 1995, 1994, AND 1993



                                                        Capital in
                                          Common        Excess of        Retained
                                          Stock         Par Value        Earnings           Total

Balance, August 31, 1992                 $55,800       $ 8,260,500      $3,225,900       $11,542,200
Issuance of Stock (Note 9)                   700           173,600              --           174,300
Net Income                                    --                --       1,004,200         1,004,200


Balance, August 31, 1993                 $56,500       $ 8,434,100      $4,230,100       $12,720,700
Issuance of Stock (Note 9)                 1,200           464,700              --           465,900
Tax Benefit from Stock Options
   Exercised (Note 2)                         --           167,300              --           167,300
Net Income                                    --                --       1,822,600         1,822,600


Balance, August 31, 1994                 $57,700       $ 9,066,100      $6,052,700       $15,176,500
Issuance of Stock (Note 9)                 3,200           821,700              --           824,900
Tax Benefit from Stock
  Options Exercised (Note 2)                  --           650,900              --           650,900
Net Income                                    --                --       2,227,400         2,227,400


Balance, August 31, 1995                 $60,900       $10,538,700      $8,280,100       $18,879,700


The accompanying notes are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS


EA Engineering, Science, and Technology, Inc. and Subsidiaries


Year Ended August 31,                                           1995          1994              1993

Cash Flows From Operating Activities:
  Net income                                                $ 2,227,400    $ 1,822,600      $ 1,004,200
  Noncash expenses included in net income--
    Depreciation and amortization                             1,633,100      1,453,400        1,403,400
    Deferred (benefit from) provision for income taxes         (418,200)       170,200         (556,700)
    Current provision for income taxes                        1,903,300      1,045,100        1,225,200
  Net (increase) decrease in noncash assets--
    Accounts receivable, net                                 (2,714,300)    (2,433,200)       2,184,700
    Costs and estimated earnings in excess of
     billings on uncompleted contracts                       (2,747,600)       (65,600)      (1,577,700)
    Prepaid expenses and other assets                           179,400       (702,800)         991,900
  Net increase (decrease) in nondebt liabilities--
    Accounts payable and accrued expenses                     1,702,700        435,400        2,207,200
    Refunds of income taxes                                      50,200         11,000          877,600
    Payments of income taxes                                   (955,500)    (1,202,500)        (991,000)
    Billings in excess of costs and estimated
     earnings on uncompleted contracts                           47,100        520,000         (466,800)

      Net cash flows from operating activities                  907,600      1,053,600        6,302,000

Cash Flows From (Used For) Financing Activities:
  Proceeds from issuance of common stock                        824,900        465,900          174,300
  Reduction of long-term debt                                  (839,900)      (725,900)        (561,800)
  Proceeds from issuance of long-term debt                           --        725,000        3,162,400
  Short-term borrowings, net of repayments                           --             --       (6,393,000)
      Net cash flows from (used for)
       financing activities                                    (15,000)        465,000       (3,618,100)

Cash Flows Used For Investing Activities:
  Purchase of property and equipment, net                    (1,067,200)    (1,579,700)      (1,123,000)
      Net cash flows used for investing activities           (1,067,200)    (1,579,700)      (1,123,000)
Net (Decrease) Increase in Cash and Cash Equivalents           (174,600)       (61,100)       1,560,900
Cash and Cash Equivalents, beginning of year                  3,988,500      4,049,600        2,488,700
Cash and Cash Equivalents, end of year                      $ 3,813,900    $ 3,988,500      $ 4,049,600


The accompanying notes are an integral part of these statements.


EA Engineering, Science, and Technology, Inc. and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. Summary of Significant Accounting Policies:


Basis of Presentation
The accompanying consolidated financial statements present the accounts of EA Engineering, Science, and Technology, Inc. (EA) and its wholly-owned subsidiary, EA Financial, Inc., and its wholly-owned subsidiaries EA Global, Inc. and EA Engineering, Science, and Technology de Mexico, S.A. de C.V. During fiscal 1995, EA Remediation Technologies, Inc., formerly a wholly-owned subsidiary, was merged into EA. The entities are collectively referred to herein as the "Company." All significant intercompany transactions have been eliminated in consolidation.

Revenue Recognition
The Company is a multidisciplinary environmental services organization providing a wide range of consulting, engineering, remediation, and analytical services. These services are generally performed under time and material, fixed price, and cost plus fixed fee contracts which vary in length from one month to five years.

The Company accounts for contract revenues and costs under fixed price contracts using the percentage-of-completion method. The percentage-of-completion is determined using the "cost-to-cost" method for each contract cost component. Under this method, direct labor and other contract costs incurred to date are compared to periodically revised estimates of the total of each contract cost component at contract completion to determine the percentage of revenues to be recognized. Revenues from time and material and cost plus fixed fee contracts are recognized currently as the work is performed. Provision for estimated losses on uncompleted contracts, to the full extent of the loss, is made during the period in which the Company first becomes aware that a loss on a contract is probable.

Contract costs and estimated profits recognized in excess of amounts billed are classified as current assets under "costs and estimated earnings in excess of billings on uncompleted contracts." Billings in excess of contract costs and estimated profits are classified as current liabilities under "billings in excess of costs and estimated earnings on uncompleted contracts."

Generally, contracts provide for the billing of costs incurred and estimated fees on a monthly basis. Amounts included in "costs and estimated earnings in excess of billings on uncompleted contracts" in the accompanying financial statements will be billed within twelve months of the balance sheet date.

Major Clients
Various agencies of the federal government accounted for approximately 64%, 61%, and 45% of the Company's net revenue for the years ended August 31, 1995, 1994, and 1993, respectively.

Additionally, various agencies of the federal government accounted for approximately 65%, 54%, and 42% of the Company's accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts for the same time periods.

Cash and Cash Equivalents
Cash equivalents consist of money market instruments with a purchased original maturity of three months or less, stated at cost, which approximates market.

Property and Equipment
Property and equipment are depreciated using the straight-line method over their estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease.

Segment Information
The Company operates within one industry segment, providing a wide range of consulting, engineering, remediation, and analytical services.


Reclassifications
Certain prior year balances have been reclassified to conform with current year presentation.

Supplemental Disclosures of Cash Flow Information
Cash paid during the years ended August 31, 1995, 1994, and 1993, for interest, was $521,700, $400,600, and $522,200, respectively. Retirements of property and equipment for the same periods were $46,300, $148,600, and $405,100, respectively. The noncash tax benefit attributable to the exercise of non-qualified stock options was $650,900 and $167,300 for the years ended August 31, 1995 and 1994.

Accounting for Income Taxes
The Company implemented the provisions of Statement of Financial Accounting Standards No. 109--Accounting for Income Taxes as of September 1, 1993. The effect of the provisions have been implemented prospectively and were not material to the financial statements as of September 1, 1993, or to the operating results for the year ended August 31, 1994. As a result of the implementation, certain prior year balances have been reclassified to conform with current year presentation.

Deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax basis of assets and liabilities and their financial reporting amounts.


NOTE 2. Income Taxes:

The provision for income taxes includes current and deferred tax amounts summarized as follows:

Year Ended August 31,       1995         1994         1993

Current tax expense:
Federal                 $1,602,400   $  879,900   $  975,700
State                      300,900      165,200      249,500

                         1,903,300    1,045,100    1,225,200

Deferred tax
  expense (benefit):
Federal                  (352,100)       92,300     (445,400)
State                     (66,100)       77,900     (111,300)
                         (418,200)      170,200     (556,700)

Provision for
  income taxes         $1,485,100    $1,215,300   $  668,500

        Total deferred tax assets and liabilities as of August 31, 1995 and 1994, and the sources of the differences between the tax and financial reporting basis of the Company's assets and liabilities which give rise to the deferred tax assets and liabilities are as follows:

Year Ended August 31,                 1995         1994

Deferred tax assets:
  Property and equipment          $  492,700   $  266,200
  Accrued expenses and reserves    1,028,800      924,500
  Stock options exercised                 --      167,300
  Miscellaneous                           --       13,700

                                  $1,521,500   $1,371,700
Deferred tax liabilities:
  Prepaid expenses                $   90,800   $  192,600
  Miscellaneous                       35,000       34,300
                                  $  125,800   $  226,900

        The net deferred tax assets of $1,395,700 and $1,144,800 as of August 31, 1995 and 1994, are included to the extent appropriate in Prepaid expenses and other, and Other assets in the Consolidated Balance Sheets.

        Reconciliation of the statutory federal income tax rate and the effective income tax rate is summarized as follows:

Year Ended August 31,            1995        1994        1993
Statutory federal income
  tax (benefit) rate            34.0%        34.0%       34.0%
State income tax, net of
  federal income tax effect      5.3          5.3         5.3
Other                            0.7          0.7         0.7

Effective income tax rate       40.0%        40.0%       40.0%






NOTE 3. Accounts Receivable:
Accounts receivable consist of the following:
Year Ended August 31,                              1995           1994
Contract accounts receivable
Retainage by clients                            $14,881,600     $12,180,500
                                                  1,362,200       1,358,200
Total accounts receivable                        16,243,800      13,538,700
Less--Allowance for
  doubtful accounts                              (1,385,700)     (1,394,900)
Accounts receivable, net                        $14,858,100     $12,143,800

        Management anticipates that substantially all retainages will be billed within one year.

NOTE 4. Bank Financing Arrangements:

The Company maintains a revolving line of credit arrangement with a commercial bank. The borrowing facility consists of a revolving line of credit for up to $9,500,000 and a 3,000,000 long-term note payable with interest only payments due quarterly and principal due on expiration of the agreement (see Note 6). Borrowings under the arrangement are unsecured.

Interest is charged at either the bank's prime rate or LIBOR plus 150 basis points, at the Company's election on a quarterly basis. The interest rate is subject to quarterly modifications based on certain financial ratios, with a maximum rate of 25 basis points above the bank's prime or LIBOR plus 240 basis points. This arrangement expires on January 31, 1997. However, the Company's short-term borrowings are due on the earlier of the bank's demand or expiration of the agreement. If the Company's total borrowings fall below $3,000,000 at any time, the bank invests the excess in interest bearing overnight funds.

Short-term borrowings information is as follows:

Year Ended August 31,        1995           1994          1993
Balance as of end
  of period                $       --     $       --     $       --
Maximum amount
  outstanding during
  the period                3,711,300      3,889,000      7,320,100
Average outstanding
  month-end balance
  during the period           293,600        273,200      3,955,700
Weighted average
  interest rate during
  the period                     8.57%          6.40%           7.3%
Interest rate at the
  end of the period              8.75%          7.25%           6.0%

        The Company's debt agreements require that the Company maintain certain financial ratios. The weighted average interest rate has been calculated based upon the actual daily interest expense and the daily average balance outstanding.

NOTE 5. Lease Commitments:
The Company's central office, laboratory facilities, regional offices, and certain furniture and equipment are held under operating leases. These leases expire at various dates through fiscal 2004, and certain leases call for annual proportionate increases due to property taxes and certain other operating expenses. Rent expense amounted to $8,469,300, $6,817,400, and $5,423,500, for the years ended August 31, 1995, 1994, and 1993, respectively. Rent expense included payments of approximately $1,985,300, $1,886,100, and $1,720,800 for fiscal years 1995, 1994, and 1993, respectively, to partnerships consisting of the Chairman of EA and certain members of his family for its central office and certain regional offices and laboratory facilities. These payments include reimbursement for operating expenses incurred by the lessor such as property taxes, maintenance, and utility costs related to the operation of the facilities.

        The minimum lease commitments under noncancellable operating leases are as follows:

Year Ending
August 31,

1996                        $ 6,201,000
1997                          4,815,400
1998                          3,754,300
1999                          2,837,800
2000                          2,118,400
2001 and thereafter           6,661,700

Total minimum payments      $26,388,600

NOTE 6. Long-Term Debt:
Long-term debt consists of the following:

August 31,                                1995         1994
Note payable to a commercial
 bank payable in monthly
 installments of interest
 only; interest at prime or
 LIBOR plus 150 basis
 points through January 1997          $3,000,000   $3,000,000
Notes payable to a commercial
 bank payable in equal monthly
 installments of $43,650, plus
 interest at 1% above the bank's
 prime through November 1998,
 and $21,400 plus interest at
 1% above the bank's prime
 thereafter until November 1999,
 secured by leasehold
 improvements and certain of
 EA's analytical laboratory
 equipment                             1,435,700    1,959,500
Other                                    362,500      678,600

Total long-term debt                   4,798,200    5,638,100
Less-current portion                    (765,500)    (839,900)

Long-term portion                     $4,032,700   $4,798,200


        The Company's debt agreements require that the Company maintain certain financial ratios.

NOTE 7. Net Income Per Share:
Net income per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period, and have been adjusted retroactively to reflect two 3 for 2 stock splits, effected in the form of 50% stock dividends, wherein 1 additional share of stock was issued on February 23, 1994 and July 5, 1994, for each 2 shares outstanding as of the record dates of February 8, 1994 and June 28, 1994, respectively. All disclosures with regard to the shares of common stock have been adjusted to reflect these stock splits.

NOTE 8. Profit Sharing and Incentive Plans:

EA maintains a defined contribution plan covering all employees who are at least 21 years of age and have completed one year of credited service, as defined by the plan. The plan provides for discretionary employer contributions for each fiscal year, in amounts determined annually by the Board of Directors, and for voluntary employee contributions. The plan also includes a 401(k) provision, allowing for Company matching contributions. For the years ended August 31, 1995, 1994, and 1993, contributions to the plan, including matching contributions made under the 401(k) provisions of the plan, were $710,400, $519,300, and $372,900, respectively. Certain officers and stockholders of the Company serve as trustees to the plan, as appointed by the Board of Directors.

        The Company also maintains an Incentive Compensation Plan which provides for both quarterly incentive payments to all employees and annual incentive payments to certain management personnel if pre-determined goals, approved by the Board of Directors, are exceeded. For the years ended August 31, 1995, 1994, and 1993, total amounts expensed were $420,000, $1,135,000, and $1,415,000.

NOTE 9. Stock Option and Employee Stock Purchase Plans:

The Company maintains a Stock Option Plan (the Plan), which provides for the grant of nonqualified stock options and incentive stock options to certain key employees and officers of the Company. The exercise price of an option granted under the Plan may not be less than the fair market value of the underlying shares of Common Stock on the date of the grant. A total of 311,835 options are issued and outstanding as of August 31, 1995, having an average exercise price of $4.44. There are 288,277 options available for issuance as of August 31, 1995.

        The Company maintains an Employee Stock Purchase Plan to provide eligible employees with the opportunity to purchase shares of the Company's Common Stock through voluntary payroll deductions. Under the Plan, eligible employees may purchase shares through monthly payroll deductions at 95% of current market value at the time of purchase. The Company pays all administrative expenses related to employee purchases. A total of 259,197 shares remain authorized for distribution under the Plan as of August 31, 1995.

        The Company maintains two Non-Employee Director Stock Option Plans (1995 and 1993) which provide for the granting of nonqualified stock options to its four non-employee directors. The exercise price of the 30,000 options, which were outstanding as of August 31, 1995, ranged between $2.445 and $6.125, which equaled the fair market value at the date of grant. A total of 38,500 options remain reserved for the Director Stock Option Plans as of August 31, 1995.






Report of Independent Public Accountants


EA Engineering, Science, and Technology, Inc. and Subsidiaries


To the Board of Directors and Stockholders of EA Engineering, Science, and Technology, Inc.:

We have audited the accompanying consolidated balance sheets of EA Engineering, Science, and Technology, Inc. (a Delaware corporation) and subsidiaries as of August 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EA Engineering, Science, and Technology, Inc. and subsidiaries as of August 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Baltimore, Maryland
September 20, 1995



DIRECTORS AND OFFICERS

CORPORATE INFORMATION

Directors
Edmund J. Cashman, Jr.*
      Senior Executive Vice President and Director Legg Mason, Inc.; Senior Executive Vice President of Legg Mason Wood Walker, Incorporated; Director of Worldwide Value Fund, Inc.
Loren D. Jensen, Ph.D.
      Chairman, President, and Chief Executive Officer of the Company
Rudolph P. Lamone, Ph.D.*
      Chairman of the Board, Michael D. Dingman Center for Entrepreneurship, University of Maryland College of Business and Management
George G. Radcliffe*
      Retired Chairman of the Board, The Baltimore Life Insurance Company; Trustee Emeritus of The Johns Hopkins University; Director of The Baltimore Life Insurance Company, Life of Maryland, Inc., NationsBank Trust Company, N.A.
*Audit and Compensation
Committee Member

Officers
Loren D. Jensen, Ph.D.
      Chairman, President, and
      Chief Executive Officer
Joseph A. Spadaro, CPA
      Executive Vice President, Treasurer, Assistant Secretary, and Chief Financial Officer
Stephen J. Hammalian, Ph.D.
      Executive Vice President
      and Secretary
James J. Gift, Ph.D.
      Senior Vice President
Gerald J. Lauer, Ph.D.
      Senior Vice President
J. Emil Morhardt, Ph.D.
      Senior Vice President
David S. Santoro, P.E., L.S.
      Senior Vice President
Thomas J. Timbario, P.E.
      Senior Vice President
J. H. Zarzycki, P.E.
      Senior Vice President
H. Lee Becker, P.E.
      Vice President
Charles R. Flynn, Ph.D., P.H.
      Vice President
Charles W. Houlik, Ph.D., CPG
      Vice President
Steven M. Jinks, Ph.D.
      Vice President
Reza A. Karimi, Ph.D.
      Vice President
Gloria D. McCleary, P.E.
      Vice President
Sylvia S. Morhardt, Ph.D.
      Vice President
James F. Morrow, P.E.
      Vice President
Robert P. Newman, P.E., DEE
      Vice President
Robert M. Owens, P.E.
      Vice President
Robert G. Tardiff, Ph.D., ATS
      Vice President

Stockholder Information
Independent Public Accountants
Arthur Andersen LLP
Baltimore, Maryland

Legal Counsel
Semmes, Bowen & Semmes
Baltimore, Maryland

Registrar and Transfer Agent
Chemical Mellon Shareholder Services
Pittsburgh, Pennsylvania

Investor Relations
The Foristall Company
New York, New York

Common Stock Listing
NASDAQ Symbol: EACO

Annual Meeting
The Annual Meeting of the Stockholders will be held on January 10, 1996, at 9:00 a.m. (EST) at the Company's General Offices in Hunt Valley, Maryland.

SEC Form 10-K
A copy of the Company's annual report filed with the Securities and Exchange Commission Form 10-K for the year ended August 31, 1995, is available. Please direct your request to the Chief Financial Officer, Joseph A. Spadaro.

General Offices
EA Engineering, Science, and
  Technology, Inc.
11019 McCormick Road
Hunt Valley, Maryland 21031
(410) 584-7000

Subsidiaries
EA Engineering, Science, and
Technology de Mexico, S.A. de C.V.
Londres #190, Suite 308
Col. Juarez
Mexico, D.F. 06600

EA Financial, Inc.
900 Market Street, Suite 200
Wilmington, Delaware 19801

EA Global, Inc.
11019 McCormick Road
Hunt Valley, Maryland 21031

Marketing for the Registrant's Common Equity and Related Stockholder Matters
On October 31, 1986, EA common stock began public trading in the over-the-counter market under the symbol "EACO." The following table shows the high and low closing sales price reported on the NASDAQ National Market System. Such over-the-counter market quotations, however, reflect interdealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. These prices are adjusted to reflect EA's two 3 for 2 splits, each effected in the form of a 50% stock divi dend on January 25, 1994 and June 14, 1994.

                                    High        Low
Fiscal 1993:
First Quarter                       2.00        1.28
Second Quarter                      2.76        1.78
Third Quarter                       3.33        2.44
Fourth Quarter                      4.28        3.00

Fiscal 1994:
First Quarter                       5.89        3.78
Second Quarter                      9.26        5.22
Third Quarter                      12.33        6.33
Fourth Quarter                     12.50        8.75

Fiscal 1995:
First Quarter                      10.25        6.75
Second Quarter                      8.75        5.50
Third Quarter                       7.25        5.25
Fourth Quarter                      6.00        4.00


Design by: Financial Communications, Inc., Bethesda, Maryland


West
Seattle
155 108th Ave., N.E., Suite 400
Bellevue, WA 98004
Telephone (206) 451-7400
Fax: (206) 451-7800
Contact: Thomas R. Grindeland, P.E.

Sacramento
3841 N. Freeway Blvd., Suite 145
Sacramento, CA 95834
Telephone: (916) 924-7450
Fax: (916) 924-7480
Contact: Michael P. Stuhr, P.E.

San Diego
521 Pepperwood Court
Bonita, CA 91902
Telephone: (619) 482-8930
Fax: (619) 482-1620
Contact: Wayne K. Goodermote

San Francisco
3468 Mt. Diablo Blvd., Suite B-100
Lafayette, CA 94549
Telephone: (510) 283-7077
Fax: (510) 283-3894
Contact: J. Emil Morhardt, Ph.D.

Anchorage
4401 Business Park Blvd., Suite 26
Anchorage, AK 99503
Telephone: (907) 561-3730
Fax: (907) 561-3731
Contact: William W. Kakel, P.E.

Fairbanks
3532 International Street
Fairbanks, AK 99701
Telephone: (907) 456-4751
Fax: (907) 456-1740
Contact: David E. Beistel

Honolulu
Hawaii Kai Corporate Plaza
6600 Kalanianaole Hwy., Suite 200
Honolulu, HI 96825
Telephone: (808) 396-1066
Fax: (808) 396-1039
Contact: Joel J. Lazzeri


MARYLAND

Corporate Headquarters
11019 McCormick Road
Hunt Valley, MD 21031
Telephone: (410) 584-7000
Fax: (410) 771-1625
Contact: Stephen E. Storms, Ph.D.

Baltimore
15 Loveton Circle
Sparks, MD 21152
Telephone: (410) 771-4950
Fax: (410) 771-4204
Contact: Christopher J. Riley, P.E.

EA Laboratories
19 Loveton Circle
Sparks, MD 21152
Telephone: (410) 771-4920
Fax: (410) 771-4407
Contact: Reza A. Karimi, Ph.D.

EA Global, Inc.
11019 McCormick Road
Hunt Valley, MD 21031
Contact: Stephen J. Hammalian, Ph.D.


Central

Chicago
444 Lake Cook Road, Suite 18
Deerfield, IL 60015
Telephone: (708) 945-8010
Fax: (708) 945-0296
Contact: Gregory L. Seegert

Lincoln
121 South 13th Street, Suite 701
Lincoln, NE 68508
Telephone: (402) 476-3766
Fax: (402) 476-7825
Contact: Daryoush Razavian, P.E.

Corpus Christi
702 Burkshire Drive
Corpus Christi, TX 78412
Telephone: (512) 992-5868
Fax: (512) 992-6075
Contact: Karen D. Somers

Dallas
1420 Valwood Parkway, Suite 170
Carrollton, TX 75006
Telephone: (214) 484-1420
Fax: (214) 247-7220
Contact: Charles J. Place, P.G.

Houston
Gateway II, Suite 160
15333 JFK Boulevard
Houston, TX 77032
Telephone: (713) 987-0491
Fax: (713) 987-0493
Contact: Lawrence P. Raymond, Ph.D.

San Antonio
7330 San Pedro, Suite 536
San Antonio, TX 78216
Telephone: (210) 344-3067
Fax: (210) 344-2962
Contact: Brian R. Mosley

Mexico
EA Engineering, Science, and Technology
  de Mexico, S.A. de C.V.
Londres #190, Suite 308
Col. Juarez, Mexico, D.F. 06600
Telephone: 011-525-525-5036
Fax: 011-525-525-5036
Contact: Stephen J. Hammalian, Ph.D.

EAST

Boston
Sharon Commerce Center
2 Commercial Street, Suite 106
Sharon, MA 02067
Telephone: (617) 784-1767
Fax: (617) 784-4539
Contact: Nicholas A. Lanney, P.E.

New York
3 Washington Center
Newburgh, NY 12550
Telephone: (914) 565-8100
Fax: (914) 565-8203
Contact: Kenneth C. Wiswell, P.E.

Syracuse
115 Twin Oaks Drive
Syracuse, NY 13206
Telephone: (315) 431-4610
Fax: (315) 431-4280
Contact: Thomas W. Porter

Berkeley Heights,
Two Oak Way
Berkeley Heights, NJ 07922
Telephone: (908) 665-2460
Fax: (908) 665-2464
Contact: Thomas R. Hundt, Ph.D.

Delaware
New Castle Corporate Commons
92 Reads Way, Suite 109
New Castle, DE 19720
Telephone: (302) 325-3560
Fax: (302) 325-3648
Contact: Scott H. Simon

Washington, D.C.
8401 Colesville Road
Suite 500, Box 21
Silver Spring, MD 20910
Telephone: (301) 565-4216
Fax: (301) 587-4752
Contact: Robert G. Tardiff, Ph.D.

Charlotte
810 Tyvola Road, Suite 100
Charlotte, NC 28217
Telephone: (704) 521-8713
Fax: (704) 523-2529
Contact: Brian J. Thomas

Atlanta
1870 The Exchange, Suite 100
Atlanta, GA 30339
Telephone: (770) 951-7075
Fax: (770) 951-7031
Contact: Joan G. Hutton, P.G.

Pensacola
8800 University Pky., Suite C-1
Pensacola, FL 32514
Telephone: (904) 479-7905
Fax: (904) 479-7851
Contact: Melvin R. Joplin