Form 10-K, Exhibit 13
period 1996-08-31
EA ENGINEERING SCIENCE & TECHNOLOGY INC
filed 1996-11-22
CIK 802492

Exhibit 13 Annual Report to Stockholders

COST EFFECTIVE ENVIRONMENTAL PROBLEM SOLVING

The photograph on the cover of this annual report is the work of James J. Gift, one of EA's many talented employees. The near field of the photograph shows a tidal pool at slack tide. It was taken at Ruby Beach on the Olympic Peninsula in the state of Washington.

ABOUT EA

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

The Company comprises more than 700 engineers, scientists, construction and support personnel, distributed in a network of over 20 offices in North America. Since its founding 23 years ago, EA has earned a reputation as an organization providing high quality, program management and services for a wide range of multidisciplinary environmental and energy projects.

FINANCIAL HIGHLIGHTS


                                                                      Year Ended August 31,
                                                   1996         1995          1994          1993         1992
---------------------------------------------  ------------ ------------- ------------  ------------ -------------
                                                            (in thousands, except per share amounts)
                                                            ------------- ------------  ------------ -------------
Operations data:
  Total revenue                                     $88,308       $92,365      $76,873       $61,126       $52,915
  Net revenue(1)                                     64,354        72,471       63,748        52,941        45,411
  Income (loss) from operations                       (444)         4,141        3,305         2,111       (2,058)
  Net income (loss)                                   (580)         2,227        1,823         1,004       (1,876)
  Net income (loss) per share(2)                    $(0.09)         $0.36        $0.30         $0.17       $(0.34)

 Weighted average number of shares
     outstanding(2)                                   6,138         6,171        6,089         5,888         5,542

Balance sheet data:
  Working capital                                   $15,955       $17,889      $14,317       $12,146       $ 8,041
  Total assets                                       33,329        36,368       31,575        28,471        28,990
  Short-term borrowings                                  --            --      --                 --         6,393
  Long-term debt                                      2,665         4,033        4,798         5,034         2,483
  Stockholders' equity                              $18,558       $18,880      $15,177       $12,721       $11,542

   (1)  Net revenue represents total revenue less subcontractor costs.

   (2) Results have been restated to reflect the two 3 for 2 stock splits, each effected in the form of a 50% stock dividend issued on Febuary 23, 1994 and July 5, 1994.

(PHOTO)

Loren D. Jensen, Ph.D.
Chairman of the Board, President, and Chief Executive Officer


Dear Fellow Shareholder:

The year ended August 31, 1996 was certainly one of the most challenging twelve-month periods in memory for those of us at EA Engineering, Science, and Technology, Inc. In this year's report to shareholders, I would like share my outlook on the state of our industry and outline some of the internal management actions which we have taken to improve our business performance during this period of substantial change in the environmental services industry.

STATE OF THE INDUSTRY

As most shareholders know, environmental regulations such as the Resource Conservation and Recovery Act, the Clean Water Act, Superfund, the Clean Air, and a number of other major legislative environmental initiatives have been major driving forces behind industry growth. However, these mandates have come under severe and focused legislative debate in the last several years, with the expressed intent by some interests in Congress to either dismantle or severely alter them. The delays and postponement of reauthorization bills associated with environmental legislation have caused considerable uncertainty in the regulated industrial community, as well as in governmental agencies, including the Department of Defense and the Department of Energy. Existing regulatory and enforcement activities have slowed down considerably at both federal and state levels and, as a result, private clients and governmental agencies have reduced work scope, delayed and, in some instances, postponed continuing environmental clean-up programs.

The Congressional budget battles of 1995 and 1996 have only added to the problems of our industry causing recisions of previously approved and funded clean-up programs at government owned facilities. Continuing budget reductions in nearly all federal agencies, including EPA, have resulted in significant staff reductions, slowdowns and major delays in regulatory enforcement and decision making, with the result that nearly every segment of our industry-environmental assessments, engineering design, remedial construction, and natural restoration of contaminated sites-has been affected. This situation has produced a surplus of professional staff and, in some market sectors, fierce competition among environmental firms for contracts. As a result, client rates for our skilled, trained, and educated professionals have been falling, while the industry grapples to maintain professional staff capabilities.

EA DURING FISCAL 1996

The slowing of client authorizations and regulatory inaction led to a decline in revenue and an erosion of profitability for EA in the latest fiscal year, despite our efforts to increase revenue and to reduce overhead. During the year, our work force was reduced by over 100 full-time positions, about 12%. Efforts to lower fixed operating costs resulted in closing or size reductions of several regional offices. While we were able to reduce the workforce, the remaining staff also had fewer billable hours than necessary to cover the costs of providing services and maintaining our capabilities. Expense reductions were not sufficient to offset fixed operating costs, despite the sharp reductions in this category.

In the face of these awesome challenges, EA remained focused on providing clients with outstanding service and value. We aggressively pursued business development efforts to new and existing clients, increased marketing and sales efforts, and in spite of fierce competition, successfully added new clients to our roster. We rebuilt and expanded our marketing and sales group in the private sector area, resulting in a net increase in non-federal revenues to 47% of net revenue in 1996 from 35% in 1995. Behind this dramatic achievement is a unique combination of scientific, engineering, laboratory, and remediation construction services provided by EA and our ability to integrate these services to the benefit of our clients. And, in fiscal 1996, our laboratory, which launched an aggressive sales effort over a year and a half ago, experienced improved market penetration. During the year, about 35% of our laboratory work was generated through direct sales to clients, up from 12% a year ago.

EA GOING FORWARD

It is noteworthy that our clients are increasingly demanding Strategic Environmental Consulting in order to manage their financial exposures arising from ecological and human health issues. This area of our business has been growing significantly, reflecting the continuing efforts of both industrial and governmental clients to make the best economic decisions, as well as reduce waste volumes through process engineering changes and cost-effective waste disposal practices other than through more expensive clean-up activities.

During the most recent year, we also capitalized on the growing market for redevelopment and clean up of municipal solid waste disposal sites. Successes last year included a $3.3 million domestic waste landfill capping contract at the Kennedy Space Center in Florida, where EA has been the prime contractor for the remedial construction and capping for NASA. We also recently announced several similar projects totaling $7.5 million in the Mid-Atlantic and Northeast.

In addition to remedial construction and management capabilities, the nation's management of solid waste at both domestic and hazardous waste industrial residues involves assessment and engineering design skills which have been EA's strength over the years. Last year's experience in this area provided us with the technical basis and credibility to expand our remedial construction business which now includes renovation of existing solid waste landfills.

 This experience further provides us with the opportunity to expand our business into new and developing market sectors, such as those arising from brownfields legislation wherein the maximum financial liability of new and existing land owners is pre-determined at a specified amount, depending on certain variables. Such brownfields legislation reflects the growing recognition by legislators and regulatory officials that contaminated industrial property can be appropriately assessed for contamination hazards, and individual site clean-up standards and costs can be defined. This type of reconciliation, which assures adequate protection of both natural resources and community human health exposures, is a sound and practical approach that can help this country's older industrialized cities clean up and then economically redevelop industrial land to the benefit of business, employment, and tax base expansion. EA intends to play a role in brownfields efforts since, as one of the nation's leaders, helping clients conserve and restore our nation's greenfields, we have the requisite technical knowledge, experience, and skills.

We expect to continue to benefit from work assignments in military base cleanup, restoration, and closure activities. We strongly believe that the Company's significant backlog will continue to translate into growing individual project work authorizations as the Department of Defense agencies move through the regulatory disposition of contaminated military sites.

 The breadth of EA's integrated technical skills and site experience from front-end investigatory and analytical assignments through engineering design and into remedial construction and site restoration is, we believe, a significant asset which provides real value-added benefits to client organizations faced with environmental staff downsizing and outsourcing.

We believe firmly that EA must be able to compete and succeed in the growing international markets of the world, especially in those regions we have targeted for growth-Latin America and Asia. Over the last two years, the Company has established offices and intensified business development efforts in Mexico City, Mexico, and Shanghai, China, in order to take advantage of growing opportunities in those two countries. Prospects for EA in the international arena look bright, and we have had recent success in winning work with existing and new clients in both nations. Our strategy has been to provide services in these markets both from our U.S. based professional staff, as well as through locally based staff and strategic partners. We also plan to offer innovative technology transfer and project financing for our customers in developing countries.

OUTLOOK

I am extremely confident about the future of EA. Reauthorizations of previous water, air, and land clean-up legislation and the development of innovative, environmentally safe brownfields legislation should help our nation conserve undeveloped natural resources and reduce the need to industrialize farmland, while at the same time, increase the markets for EA's services.

Over the past year and a half, we have made a number of important changes in the leadership and management structure of EA which are intended to improve our success in winning new work and in deriving higher profitability from existing projects. Further changes are anticipated during fiscal 1997. Expansion of business development activities in both the government and private sectors will continue and should bring us success in backlog expansion. We remain committed to further building our global profile through enhanced marketing and sales efforts involving a dedicated force of seasoned and technically grounded professionals.

 We will continue to focus on market segments which provide EA with the greatest opportunities for growth. We will reduce or eliminate marginal operations. We will continue to expand our staff size in our most profitable segments and contract in others, intensifying our business development efforts, attacking overhead costs, and sharpening our project management control systems in order to restore profitability. As the Company's largest shareholder, I am completely committed to these strategies.

I look forward to reviewing the events of fiscal year 1996 and discussing the Company's outlook for 1997 and beyond at the Annual Shareholders Meeting on January 15, 1997.


Sincerely,

(Signature of Loren D. Jensen, Ph.D.)

Loren D. Jensen, Ph.D.
Chairman, President, and
Chief Executive Officer

November 1996

(PHOTO - ENVIRONMENTAL SCENE)

Joseph A. Spadaro, CPA
Executive Vice President, Chief Financial Officer,
   Treasurer, and Assistant Secretary


Fiscal 1996 will be remembered as one of the most unusual and difficult years in the history of EA and the environmental services industry. Each quarter brought its share of optimism and disappointment, for which the overall financial result was a net loss.

In last year's annual report we discussed the difficulties encountered in the fourth quarter of fiscal 1995. While these problems continued into fiscal 1996, the improvement in the first quarter fiscal 1996 profitability gave us reason to expect that the results of our cost cutting were making a meaningful difference. The second quarter, however, dealt the entire industry a series of new and unusual events. After reporting 14 consecutive profitable quarters, the shutdown of the federal government, federal budget authorization difficulties, and one of the worst winters ever lead to one of the worst quarterly losses in our history. The continuation of the slowdown in federal authorizations into the third quarter severely impacted the industry, creating additional competitive pricing pressures in all client sectors. Nevertheless, EA produced a small third quarter profit. We expected that the fourth quarter would show further improvement, but the on-going pricing pressures from industry over-capacity and cost overruns on certain contracts created a fourth quarter loss.

While fiscal 1996 was our first loss since 1992, there are a number of important differences. We now have a much more solid financial condition, backlog continues at high levels, and we have an expanded marketing presence in both the private and government sectors. We expect to face a difficult and highly competitive market in fiscal 1997, but we believe that EA has a solid base of support for improvement through our diversified and expanding client base, experienced management, and a 23-year history of responding to changing market conditions.

Results of Operations

Fiscal 1996 ended with a net loss of approximately $580,000, or $0.09 per share, compared to fiscal 1995 net income of $2.2 million, or $0.36 per share. Much of the loss is attributable to the 11% decline in net revenue to $64.4 million in fiscal 1996 from $72.5 the prior year. Each of our major service areas encountered difficulties during the year, and all were negatively impacted significantly during the second quarter.

EA has responded to the decline in operating results by reducing expenses and increasing marketing activity. Direct sales and other operating costs were reduced through staff reductions, cost control measures, and closing of several small offices. Since much of the decline in net revenue was a result of interruptions in client authorizations, we were unable to reduce costs commensurate with the decrease. Furthermore, we recognized the need to increase our investment in business development, including the pursuit of international opportunities. Overall, however, as of August 31, 1996, EA had about 720 staff, a reduction from last year-end of about 100 staff, many of whom were in overhead positions. In addition to staff reductions, we have achieved cost reductions through aggressive procurement of lower-cost providers of employee benefits, administrative and insurance, computer and telecommunications services, and corporate insurance programs. These efforts resulted in a 27% decrease in general and administrative costs for fiscal 1996. G&A now is about 5.2% of net revenue, down from 6.4% a year earlier.

We have also continued our focus on cash management. The result is a 17% decrease in interest expense for fiscal 1996 which was achieved through a combination of actions-the reduction in our long-term debt, renegotiation of interest ratios on this debt, and changes in our line of credit financing structure. Gains in this area were partially offset by requirements to pay much of our subcontractor costs (which increased over 20%) in advance of EA client payments, a standard industry practice.

Financial Conditions

EA's balance sheet remains strong. Although working capital at fiscal 1996 year-end was down, the current ratio of 2.3 was equal to that of fiscal 1995 year-end. The working capital reduction was largely due to our use of cash to reduce long-term debt and purchase equipment. EA's debt-to-equity ratio improved and remains at a very low level-only 14% of equity.

In fiscal 1996, we experienced an increase in our billing and collection cycle to 98 days in fiscal 1996 from 96 days in fiscal 1995. While accounts receivable decreased, unbilled receivables increased, again due to our inability to submit certain client billings until formal authorizations for contract claims are released.

Stockholders' equity decreased about 2% to $18.6 million or $3.01 per share in fiscal 1996 from $18.9 million, or $3.10 per share in fiscal 1995. The decrease in the combination of EA's net loss partially offset by employee participation in the Employee Stock Purchase Plan, and the exercise of stock options.

Awards and Backlog

As of August 31, 1996, our net contracted backlog (defined as total backlog less estimated subcontractor costs) was approximately $53 million, equal to that of the prior year-end. We were able to maintain this level through our investments in business development, with particularly encouraging results from our private sector efforts. We expect that approximately 80% of the fiscal 1996 net backlog will be completed in fiscal 1997. Historically, private sector projects start out at lower authorization levels than federal projects, but usually have shorter completion dates, thus showing lower backlog amounts. Ultimately, private sector projects can add significantly to net revenue and typically are more profitable than state and federal projects.

In fiscal 1996, EA's private sector clients contributed about one-third of net revenue, an increase of 27% over fiscal 1995. In addition to the contracted net backlog, EA also holds indefinite delivery/indefinite quantity (ID/IQ) type contracts with a net value of up to $197 million compared to $228 million a year ago. If the ID/IQ contracts were fully authorized, the Company's net backlog would be approximately $250 million or 11% lower than the net backlog of about $281 million at the end of fiscal 1995. While the total backlog is slightly lower, the decline is partly attributable to fewer large government opportunities resulting from stalled reauthorizations of environmental policies as well as increased competition for these opportunities. EA was successfully maximized opportunities with existing ID/IQs, receiving almost $55 million in task orders.

(PIE CHARTS)

Net Revenue by Client Sector                                  Net Revenue by Client Sector
1996    Total Amount $64 Million                              1995     Total Amount $72 Million
        25% Industrial & Other Private Sector                          23% Industrial & Other Private Sector
        6% Utilities                                                   7% Utilities
        8% State & Local Governments                                   6% State & Local Governments
        61% Federal Government                                         64% Federal Government





(BAR CHART DEPICTING BACKLOG APPEARS HERE)

The following table summarizes the Company's backlog as of August 31, 1996 and 1995:


                                       Net                   Gross
                                 1996       1995        1996       1995
August 31,
   Contracted backlog                 53         53          64          67
   ID/IQ                             197        228         341         394
                                     ---        ---         ---         ---
              Total backlog          250        281         405         461

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                                    August 31,
                                                                             1996                1995
--------------------------------------------------------------------- ------------------- ------------------
Current Assets:

   Cash and cash equivalents                                                  $ 1,308,600       $  3,813,900

   Accounts receivable, net                                                    12,692,700         14,858,100

   Costs and estimated earnings in excess
       of billings on uncompleted contracts                                    12,482,200         10,735,000
   Prepaid expenses and other                                                   1,576,900          1,711,300
--------------------------------------------------------------------- ------------------- ------------------
      Total Current Assets                                                     28,060,400         31,118,300
--------------------------------------------------------------------- ------------------- ------------------
Property and Equipment, at cost

   Furniture, fixtures, and equipment                                          12,784,500         14,403,800

   Leasehold improvements                                                       3,677,800          3,652,400
                                                                      ------------------- ------------------
                                                                               16,462,300         18,056,200

   Less-Accumulated depreciation and amortization                            (13,337,400)       (14,255,900)
--------------------------------------------------------------------- ------------------- ------------------
      Net Property and Equipment                                                3,124,900          3,800,300
--------------------------------------------------------------------- ------------------- ------------------
Other Assets                                                                    2,143,200          1,449,200
--------------------------------------------------------------------- ------------------- ------------------
      Total Assets                                                            $33,328,500        $36,367,800
===================================================================== =================== ==================

      The accompanying notes are an integral part of these balance sheets.

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY




                                                                                        August 31,
                                                                                  1996               1995
-------------------------------------------------------------------------- ------------------- -----------------
Current Liabilities:
   Accounts payable                                                                $ 6,061,000       $ 5,960,800
   Accrued expenses                                                                  1,019,200           856,500
   Accrued salaries, wages and benefits                                              3,183,400         4,595,700
   Income taxes payable                                                                     --           227,600
   Current portion of long-term debt                                                   644,600           765,500
   Billings in excess of costs and estimated earnings
      on uncompleted contracts                                                       1,197,700         1,049,300
      Total Current Liabilities                                                     12,105,900        13,455,400
-------------------------------------------------------------------------- ------------------- -----------------
Long-Term Debt, net of current portion                                               2,664,500         4,032,700
-------------------------------------------------------------------------- ------------------- -----------------
      Total Liabilities                                                             14,770,400        17,488,100
-------------------------------------------------------------------------- ------------------- -----------------
Commitments
-------------------------------------------------------------------------- ------------------- -----------------
Stockholders' Equity
   Common stock, $.01 par value; voting;
      10,000,000 shares authorized; 6,175,000                                           61,800            60,900
      and 6,091,900 shares issued and outstanding
   Preferred stock, $.01 par value;
      8,000,000 shares authorized; none issued                                              --                --
   Capital in excess of par value                                                   10,796,300        10,538,700
   Retained earnings                                                                 7,700,000         8,280,100
-------------------------------------------------------------------------- ------------------- -----------------
      Total Stockholders' Equity                                                    18,558,100        18,879,700
-------------------------------------------------------------------------- ------------------- -----------------
      Total Liabilities and Stockholders' Equity                                   $33,328,500       $36,367,800
========================================================================== =================== =================

      The accompanying notes are an integral part of these balance sheets.

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                      Year Ended August 31,
                                                            1996                  1995               1994
------------------------------------------------- ------------------------  -----------------  -----------------
Total revenue                                                 $ 88,307,800        $92,364,900        $76,872,800
Less - Subcontractor costs                                    (23,954,100)       (19,893,500)       (13,124,700)
------------------------------------------------- ------------------------  -----------------  -----------------
      Net revenue                                               64,353,700         72,471,400         63,748,100
------------------------------------------------- ------------------------  -----------------  -----------------
Operating expenses:
   Direct salaries and other operating                          61,430,200         63,694,800         55,995,000
   General and administrative                                    3,367,100          4,635,900          4,447,900
------------------------------------------------- ------------------------  -----------------  -----------------
      Total operating expenses                                  64,797,300         68,330,700         60,442,900
------------------------------------------------- ------------------------  -----------------  -----------------
Income (loss) from operations                                    (443,600)          4,140,700          3,305,200
------------------------------------------------- ------------------------  -----------------  -----------------
Interest expense                                                 (464,900)          (522,800)          (403,900)

Interest income                                                    107,400             94,600            136,600
------------------------------------------------- ------------------------  -----------------  -----------------
Income (loss) before income taxes                                (801,100)          3,712,500          3,037,900
------------------------------------------------- ------------------------  -----------------  -----------------
(Benefit from) provision for income taxes                        (221,000)          1,485,100          1,215,300
------------------------------------------------- ------------------------  -----------------  -----------------

Net income (loss)                                               $(580,100)         $2,227,400         $1,822,600
================================================= ========================  =================  =================

Net income (loss) per share                                        $(0.09)              $0.36              $0.30
================================================= ========================  =================  =================

Weighted average shares outstanding                              6,138,100          6,170,700          6,088,700
================================================= ========================  =================  =================

        The accompanying notes are an integral part of these statements.

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

               FOR THE YEARS ENDED AUGUST 31, 1996, 1995, AND 1994



                                                                   Capital in
                                                  Common            Excess of           Retained
                                                   Stock            Par Value           Earnings             Total
-------------------------------------------  -----------------  -----------------  ------------------  -----------------
Balance, August 31, 1993                               $56,500         $8,434,100          $4,230,100        $12,720,700

Issuance of Stock                                        1,200            464,700                  --            465,900

Tax Benefit from Stock Options
      Exercised                                             --            167,300                  --            167,300

Net Income                                                  --                 --           1,822,600          1,822,600
-------------------------------------------  -----------------  -----------------  ------------------  -----------------
Balance, August 31, 1994                                57,700          9,066,100           6,052,700         15,176,500

Issuance of Stock                                        3,200            821,700                  --            824,900

Tax Benefit from Stock Options
     Exercised                                              --            650,900                  --            650,900

Net Income                                                  --                 --           2,227,400          2,227,400
-------------------------------------------  -----------------  -----------------  ------------------  -----------------
Balance, August 31, 1995                                60,900         10,538,700           8,280,100         18,879,700

Issuance of Stock                                          900            233,000                  --            233,900

Tax Benefit from Stock Options
     Exercised                                              --             24,600                  --             24,600

Net Loss                                                    --                 --           (580,100)          (580,100)
-------------------------------------------  -----------------  -----------------  ------------------  -----------------
Balance, August 31, 1996                               $61,800        $10,796,300          $7,700,000        $18,558,100
===========================================  =================  =================  ==================  =================

        The accompanying notes are an integral part of these statements.

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                              Year Ended August 31,
                                                                      1996              1995             1994
-------------------------------------------------------------- ------------------ ---------------- ----------------
Cash Flows From (Used For) Operating Activities:
   Net income (loss)                                               $    (580,100)       $2,227,400       $1,822,600
   Noncash expenses included in net income (loss)-
      Depreciation and amortization                                     1,683,900        1,633,100        1,453,400
      Deferred (benefit from) provision for income taxes                (198,300)        (418,200)          170,200
      Current (benefit from) provision for income taxes                  (22,700)        1,903,300        1,045,100

   Net (increase) decrease in noncash assets -
      Accounts receivable, net                                          2,165,400      (2,714,300)      (2,433,200)
      Costs and estimated earnings in excess of billings
        on uncompleted contracts                                      (1,747,200)      (2,747,600)         (65,600)
      Prepaid expenses and other assets                                 (110,800)          179,400        (702,800)

   Net increase (decrease) in nondebt liabilities -
      Accounts payable and accrued expenses                           (1,149,400)        1,702,700          435,400
      Refunds of income taxes                                              14,700           50,200           11,000
      Payments of income taxes                                          (445,500)        (955,500)      (1,202,500)
      Billings in excess of costs and estimated earnings
         on uncompleted contracts                                         148,400           47,100          520,000
-------------------------------------------------------------- ------------------ ---------------- ----------------
            Net cash flows from (used for) operating activities         (241,600)          907,600        1,053,600
-------------------------------------------------------------- ------------------ ---------------- ----------------
Cash Flows From (Used For) Financing Activities:
   Proceeds from issuance of common stock                                 233,900          824,900          465,900
   Reduction of long-term debt                                        (4,489,100)        (839,900)        (725,900)
   Proceeds from issuance of long-term debt                             3,000,000               --          725,000
-------------------------------------------------------------- ------------------ ---------------- ----------------
         Net cash flows from (used for) financing activities          (1,255,200)         (15,000)          465,000
-------------------------------------------------------------- ------------------ ---------------- ----------------
Cash Flows Used For Investing Activities:
   Purchase of property and equipment, net                            (1,008,500)      (1,067,200)      (1,579,700)
-------------------------------------------------------------- ------------------ ---------------- ----------------
            Net cash flows used for investing activities              (1,008,500)      (1,067,200)      (1,579,700)
-------------------------------------------------------------- ------------------ ---------------- ----------------

Net Decrease in Cash and Cash Equivalents                             (2,505,300)        (174,600)         (61,100)

Cash and Cash Equivalents, beginning of year                            3,813,900        3,988,500        4,049,600
-------------------------------------------------------------- ------------------ ---------------- ----------------

Cash and Cash Equivalents, end of year                                 $1,308,600       $3,813,900       $3,988,500
============================================================== ================== ================ ================

        The accompanying notes are an integral part of these statements.

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 1996, 1995, AND 1994



Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying consolidated financial statements present the accounts of EA Engineering, Science, and Technology, Inc. (EA) and its wholly-owned subsidiary, EA Financial, Inc., and its wholly-owned subsidiaries, EA Global, Inc. and EA Engineering, Science, and Technology de Mexico, S.A. de C.V. During fiscal 1995, EA Remediation Technologies, Inc., formerly a wholly-owned subsidiary, was merged into EA. The entities are collectively referred to herein as the "Company." All significant intercompany transactions have been eliminated in consolidation.

Revenue Recognition

The Company is a multidisciplinary environmental services organization providing a wide range of consulting, engineering, remediation, and analytical services. These services are generally performed under time and material, fixed price, and cost plus fixed fee contracts which vary in length from one month to ten years.

The Company accounts for contract revenues and costs under fixed price contracts using the percentageof-completion method. The percentage-of-completion is determined using the "cost-to-cost" method for each contract cost component. Under this method, direct labor and other contract costs incurred to date are compared to periodically revised estimates of the total of each contract cost component at contract completion to determine the percentage of revenues to be recognized. Revenues from time and material and cost plus fixed fee contracts are recognized currently as the work is performed. Provision for estimated losses on uncompleted contracts, to the full extent of the loss, is made during the period in which the Company first becomes aware that a loss on a contract is probable.

Contract costs and estimated earnings recognized in excess of amounts billed are classified as current assets under "costs and estimated earnings in excess of billings on uncompleted contracts." Billings in excess of contract costs and estimated earnings are classified as current liabilities under "billings in excess of costs and estimated earnings on uncompleted contracts."

Generally, contracts provide for the billing of costs incurred and estimated fees on a monthly basis. Amounts included in "costs and estimated earnings in excess of billings on uncompleted contracts" in the accompanying financial statements will be billed within twelve months of the balance sheet date.

Major Clients

Various agencies of the federal government accounted for approximately 53%, 64%, and 61% of the Company's net revenue for the years ended August 31, 1996, 1995, and 1994, respectively. Additionally, various agencies of the federal government accounted for approximately 48% and 65% of the

Company's accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts as of August 31, 1996 and 1995, respectively.

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

Risks and Uncertainties

Reliance on major government contracts subjects the Company to risks associated with public budgetary restrictions and uncertainties, discrepancies between awarded contract amounts and actual revenues, and cancellation at the option of the government. The Company attempts to mitigate these risks by staffing only to meet reasonably anticipated average workloads, by using subcontractors to handle peak workloads, and by obtaining termination benefit contract provisions. Cancellation of any of the Company's major government contracts, however, could have a material adverse effect on the Company.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses in the financial statements and in the disclosures of contingent assets and liabilities. While actual results could differ from these estimates, management believes that actual results will not be materially different from amounts provided in the accompanying consolidated financial statements.

Supplemental Disclosures of Cash Flow Information

Cash paid during the years ended August 31, 1996, 1995, and 1994 for interest, was $474,200, $521,700, and $400,600, respectively. Retirements of property and equipment for the same periods were $2,602,400, $46,300, and $148,600, respectively. The noncash tax benefit attributable to the exercise of non-qualified stock options was $24,600, $650,900, and $167,300 for the years ended August 31, 1996, 1995, and 1994, respectively.

Accounting for Income Taxes

The Company implemented the provisions of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes as of September 1, 1993. The effect of the provisions have been implemented prospectively and were not material to the financial statements as of September 1, 1993 or to the operating results for the year ended August 31, 1994.

Deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax basis of assets and liabilities and their financial reporting amounts.

New Authoritative Standards Not Yet Implemented

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This statement is effective for fiscal years beginning after December 15, 1995. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock Based Compensation." This statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages, but does not require, all entities to adopt that method of accounting for all of their employee stock compensation plans. Entities electing not to make the change in accounting method must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The accounting and disclosure requirements of this statement are effective for fiscal years that begin after December 15, 1995. The Company has not yet determined whether or not it will adopt the fair value based method of accounting defined in this statement.


Note 2.  INCOME TAXES:

The (benefit from) provision for income taxes includes current and deferred tax amounts summarized as follows:




                                                                      Year Ended August 31,
---------------------------------------------------------------------------------------------------------
                                                             1996                   1995             1994
-----------------------------------------------------------------------  --------------- ----------------
Current tax expense (benefit):
   Federal                                                   $ (18,400)       $1,602,400       $  879,900
   State                                                        (4,300)          300,900          165,200
-----------------------------------------------------------------------  --------------- ----------------
                                                               (22,700)        1,903,300        1,045,100
-----------------------------------------------------------------------  --------------- ----------------
Deferred tax expense (benefit):
   Federal                                                    (160,600)        (352,100)           92,300
   State                                                       (37,700)         (66,100)           77,900
-----------------------------------------------------------------------  --------------- ----------------
                                                              (198,300)        (418,200)          170,200
-----------------------------------------------------------------------  --------------- ----------------
Provision for (benefit from) income taxes                    $(221,000)       $1,485,100      $ 1,215,300
=======================================================================  =============== ================


Total deferred tax assets and liabilities as of August 31, 1996 and 1995 and the sources of the differences between the tax and financial reporting basis of the Company's assets and liabilities which give rise to the deferred tax assets and liabilities are as follows:


                                                                 Year Ended August 31,
---------------------------------------------------------- ----------------------------------
                                                                 1996              1995
---------------------------------------------------------- ----------------  ----------------
Deferred tax assets:
    Property and equipment                                        $ 694,200        $  492,700
    Accrued expenses and reserves                                   962,800         1,028,800
    Miscellaneous                                                    46,700                --
---------------------------------------------------------- ----------------  ----------------
                                                                 $1,703,700        $1,521,500
========================================================== ================  ================
Deferred tax liabilities:
    Prepaid expenses                                           $    109,700       $    90,800
    Miscellaneous                                                        --            35,000
---------------------------------------------------------- ----------------  ----------------
                                                               $    109,700         $ 125,800
========================================================== ================  ================


The net deferred tax assets of $1,594,000 and $1,395,700 as of August 31, 1996 and 1995 are included to the extent appropriate in Prepaid expenses and other and Other assets in the accompanying consolidated balance sheets.

Reconciliation of the statutory federal income tax rate and the effective income tax rate is summarized as follows:


                                                                              Year Ended August 31,
----------------------------------------------------------------  ----------------------------------------------
                                                                      1996           1995             1994
----------------------------------------------------------------  ------------- ---------------  ---------------
Statutory federal income tax (benefit) rate                                 34.0%           34.0%            34.0%
State income tax, net of federal income tax effect                           5.3             5.3              5.3
Non-recognition of future benefit from foreign loss                         (4.8)            --               --
Other                                                                       (6.9)            0.7              0.7
----------------------------------------------------------------  ------------- ---------------  ---------------
Effective income tax rate                                                   27.6%           40.0%            40.0%
================================================================  ============= ===============  ===============


Note 3.  ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:


                                                               Year Ended August 31,
-----------------------------------------------------  --------------------------------------
                                                             1996                1995
-----------------------------------------------------  -----------------  -------------------
Contract accounts receivable                                 $12,931,600          $14,881,600
Retainage by clients                                           1,373,300            1,362,200
-----------------------------------------------------  -----------------  -------------------
Total accounts receivable                                     14,304,900           16,243,800
Less-Allowance for doubtful accounts                         (1,612,200)          (1,385,700)
-----------------------------------------------------  -----------------  -------------------
Accounts receivable, net                                     $12,692,700          $14,858,100
=====================================================  =================  ===================


Management anticipates that substantially all retainages will be billed within one year.


Note 4.  BANK FINANCING ARRANGEMENTS:

The Company renegotiated its line of credit arrangement with a commercial bank during the fiscal year. In connection with the renegotiation, the Company's borrowing facility was extended through and a due date of January 31, 1998 was established. The facility allows for borrowings up to $10 million, a decrease from $12.5 million. Borrowings under the extended two-year facility are limited to a percentage of certain accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts. The agreement became effective June 1, 1996. During fiscal years 1996, 1995, and 1994, the Company was either in compliance or has obtained waivers on all covenants related to these arrangements.

Short-term borrowings information resulting from the financing arrangements is as follows:


                                                              9 Months Ended
                                                                 May 31,                Year Ended August 31,
                                                          ---------------------- -----------------------------------
                                                                   1996                1995              1994
--------------------------------------------------------  ---------------------- ---------------- ------------------
Balance as of end of period                                       $           --   $           --       $         --

Maximum amount outstanding during the period                           5,490,900    3,711,300              3,889,000
Average outstanding month-end balance during
    the period                                                           598,800          293,600            273,200

Weighted average interest rate during the period                            8.4%             8.6%               6.4%
Interest rate at the end of the period                                      8.3%             8.8%               7.3%
========================================================  ====================== ================ ==================

The weighted average interest rate has been calculated based upon the actual daily interest expense and the daily average balance outstanding.

Long-term debt consists of the following:


                                                                                            August 31,
------------------------------------------------------------------------------  -----------------------------------
                                                                                      1996              1995
------------------------------------------------------------------------------  ----------------  -----------------
Revolving credit facility payable to commercial bank, interest charged at LIBOR plus 150 or LIBOR plus 200, depending
   certain financial covenants, facility expires January 1998                         $2,276,400    $            --
Note payable to a commercial bank payable in monthly
   installments of interest only; interest at prime or LIBOR plus 150 basis points through January 1997, repaid in
   connection with revolving credit facility refinancing                                      --          3,000,000
Notes payable to a commercial bank payable in equal
   monthly installments of $43,650, plus interest at 250 points above LIBOR through November 1998, and $21,400 plus interest at 250 points above LIBOR thereafter until November 1999, secured by leasehold improvements and certain of EA's analytical
   laboratory equipment                                                                1,032,700          1,435,700

Other                                                                                         --            362,500
------------------------------------------------------------------------------  ----------------  -----------------
Total long-term debt                                                                   3,309,100          4,798,200
Less-current portion                                                                   (644,600)          (765,500)
------------------------------------------------------------------------------  ----------------  -----------------
Long-term portion                                                                     $2,664,500         $4,032,700
==============================================================================  ================  =================



Note 5.  LEASE COMMITMENTS:

The Company's central office, laboratory facilities, regional offices, and certain furniture and equipment are held under operating leases. These leases expire at various dates through fiscal 2004, and certain leases call for annual proportionate increases due to property taxes and certain other operating expenses. Rent expense amounted to $8,912,300, $8,469,300, and $6,817,400, for the years ended August 31, 1996, 1995, and 1994, respectively. Rent expense included payments of approximately $2,054,900, $1,985,300, and $1,886,100 for years ended August 31, 1996, 1995, and 1994, respectively, to partnerships consisting of the Chairman of EA and certain members of his family for its central office and certain regional offices and laboratory facilities. These payments include reimbursement for operating expenses incurred by the lessor such as property taxes, maintenance, and utility costs related to the operation of the facilities.

The minimum lease commitments under noncancellable operating leases are as follows:


Year Ending
 August 31,
----------------------------------------------------------------  -------------------
1997............................................................          $ 5,481,900
1998............................................................            4,374,200
1999............................................................            3,137,600
2000............................................................            2,151,600
2001 ...........................................................            1,508,500
2002 and thereafter.............................................            1,775,400
================================================================  ===================
Total minimum payments..........................................          $18,429,200
================================================================  ===================


Note 6.  NET INCOME (LOSS) PER SHARE:

Net income (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period, and have been adjusted retroactively to reflect two 3 for 2 stock splits, effected in the form of 50% stock dividends, wherein 1 additional share of stock was issued on February 23, 1994 and July 5, 1994, for each 2 shares outstanding as of the record dates of February 8, 1994 and June 28, 1994, respectively. Common stock equivalents are calculated using the treasury stock method. All disclosures with regard to the shares of common stock have been adjusted to reflect these stock splits.


Note 7.  PROFIT SHARING AND INCENTIVE PLANS:

EA maintains a defined contribution plan covering all employees who are at least 21 years of age and have completed one year of credited service, as defined by the plan. The plan provides for discretionary employer contributions for each fiscal year, in amounts determined annually by the Board of Directors. The plan also includes a 401(k) provision, allowing for Company matching contributions. For the years ended August 31, 1996, 1995, and 1994, contributions to the plan, including matching contributions made under the 401(k) provisions of the plan, were $729,200, $710,400, and $519,300, respectively. Certain officers and stockholders of the Company serve as trustees to the plan, as appointed by the Board of Directors.


Note 8.  STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS:

The Company maintains a Stock Option Plan (the Plan), which provides for the grant of nonqualified stock options and incentive stock options to certain key employees and officers of the Company. The exercise price of an option granted under the Plan may not be less than the fair market value of the underlying shares of Common Stock on the date of the grant. A total of 147,082 options are issued and outstanding as of August 31, 1996 having an average exercise price of $4.49. There are 425,530 options available for issuance as of August 31, 1996.

The Company maintains an Employee Stock Purchase Plan to provide eligible employees with the opportunity to purchase shares of the Company's Common Stock through voluntary payroll deductions. Under the Plan, eligible employees may purchase shares through monthly payroll deductions at 95% of current market value at the time of purchase. The Company pays all administrative expenses related to employee purchases. A total of 210,125 shares remain authorized for distribution under the Plan as of August 31, 1996.

The Company maintains two Non-Employee Director Stock Option Plans (1993 and
1995) which provide for the granting of nonqualified stock options to its three non-employee directors. The exercise price of the 30,000 options, which were outstanding as of August 31, 1996 ranged between $2.45 and $6.13, which equaled the fair market value at the dates of grant. A total of 38,500 options remain reserved for the Director Stock Option Plans as of August 31, 1996.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of EA Engineering, Science, and Technology, Inc.:

We have audited the accompanying consolidated balance sheets of EA Engineering, Science, and Technology, Inc. (a Delaware corporation) and subsidiaries as of August 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EA Engineering, Science, and Technology, Inc. and subsidiaries as of August 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.


/s/       ARTHUR ANDERSEN LLP

Baltimore, Maryland
October 2, 1996

DIRECTORS AND OFFICERS

Directors

Edmund J. Cashman, Jr.*
      Senior Executive Vice President and Director, Legg Mason, Inc.; Senior Executive Vice President of Legg Mason Wood Walker, Incorporated; Director of Worldwide Value Fund, Inc.
Loren D. Jensen, Ph.D.
      Chairman of the Board and Chief Executive Officer of the Company Rudolph P. Lamone, Ph.D.*
      Chairman of the Board, Michael D. Dingman Center for Entrepreneurship, University of Maryland
      College of Business and Management
George G. Radcliffe*
      Retired Chairman of the Board, The Baltimore Life Insurance Company; Trustee Emeritus of The Johns Hopkins University; Director of The Baltimore Life Insurance Company, Life of Maryland, Inc.

*Audit and Compensation Committee Member


Officers

Loren D. Jensen, Ph.D.
      Chairman, President, and Chief Executive Officer
Joseph A. Spadaro, CPA
      Executive Vice President, Treasurer, Assistant Secretary, and Chief Financial Officer
Stephen J. Hammalian, Ph.D.
      Executive Vice President and Secretary
Charles R. Flynn, Ph.D., P.H.
      Senior Vice President
James J. Gift, Ph.D.
      Senior Vice President
Gerald J. Lauer, Ph.D.
      Senior Vice President
David S. Santoro, P.E., L.S.
      Senior Vice President
Robert G. Tardiff, Ph.D., ATS
      Senior Vice President
Thomas J. Timbario, P.E.
      Senior Vice President
H. Lee Becker, P.E.
      Vice President
B. Fritts Golden
      Vice President
Reza Karimi, Ph.D.
      Vice President
Gloria D. McCleary, P.E.
      Vice President
James F. Morrow, P.E.
      Vice President
Robert P. Newman, P.E., DEE
      Vice President

Robert M. Owens, P.E.
      Vice President


Stockholder Information

Independent Public Accountants
Arthur Andersen LLP
Baltimore, Maryland

Legal Counsel
Semmes, Bowen & Semmes
Baltimore, Maryland

Registrar and Transfer Agent
ChaseMellon Shareholder Services
Pittsburgh, Pennsylvania

Investor Relations
The Foristall Company
New York, New York

Common Stock Listing
NASDAQ Symbol:  EACO

Annual Meeting
The Annual Meeting of the Stockholders will be held on January 15, 1997 at 9:00 a.m. (EST) at the Company's General Offices in Hunt Valley, Maryland.

SEC Form 10-K
A copy of the Company's annual report filed with the Securities and Exchange Commission Form 10-K for the year ended August 31, 1996 is available. Please direct your request to the Chief Financial Officer, Joseph A. Spadaro.

General Offices
EA Engineering, Science, and Technology, Inc.
11019 McCormick Road
Hunt Valley, Maryland  21031
(410) 584-7000
http://www.eaest.com/.

Subsidiaries

EA Engineering, Science, and
Technology de Mexico, S.A. de C.V.
Londres #190, Suite 308
Col. Juarez
Mexico, D.F. 06600

EA Financial, Inc.

900 Market Street, Suite 200
Wilmington, Delaware 19801

EA Global, Inc.
11019 McCormick Road
Hunt Valley, Maryland 21031


Marketing for the Registrant's Common Equity and Related Stockholder Matters

On October 31, 1986, EA common stock began public trading in the over-the-counter market under the symbol "EACO." The following table shows the high and low closing sales price reported on the NASDAQ National Market System. Such over-the-counter market quotations, however, reflect interdealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. These prices are adjusted to reflect EA's two 3 for 2 splits, each effected in the form of a 50% stock dividend on January 25, 1994 and June 14, 1994.



                                          High          Low
Fiscal 1994:
First Quarter                              5.89         3.78
Second Quarter                             9.26         5.22
Third Quarter                             12.33         6.33
Fourth Quarter                            12.50         8.75
Fiscal 1995:
First Quarter                             10.25         6.75
Second Quarter                             8.75         5.50
Third Quarter                              7.25         5.25
Fourth Quarter                             6.00         4.00
Fiscal 1996:
First Quarter                              5.25         3.75
Second Quarter                             4.13         3.50
Third Quarter                              4.00         2.88
Fourth Quarter                             3.50         2.25

WEST

Seattle
155 108th Avenue NE, Suite 400
Bellevue, WA 98004
Phone: (206) 451-7400
Fax: (206) 451-7800
Contact: James F. Morrow, P.E.

Sacramento
3841 N. Freeway Blvd., Suite 145
Sacramento, CA 95834
Phone: (916) 924-7450
Fax: (916) 924-7460
Contact: Michael P. Stuhr, P.E.

San Francisco
3468 Mt. Diablo Blvd., Suite B-100
Lafayette, CA 94549
Phone: (510) 283-7077
Fax: (510) 283-3894
Contact: B. Fritts Golden, AICP

Anchorage
4401 Business Park Blvd., Suite 26
Anchorage, AK 99503
Phone: (907) 561-3730
Fax: (907) 561-3731
Contact: William W. Kakel, P.E.

Fairbanks
3540 International Way
Fairbanks, AK 99701
Phone: (907) 456-4751
Fax: (907) 456-1740
Contact: David E. Beistel

Honolulu
Hawaii Kai Corporate Plaza
6600 Kalanianaole Hwy., Suite 200
Honolulu, HI 96825
Phone: (808) 396-1066
Fax: (808) 396-1039
Contact: Joel J. Lazzeri

CENTRAL

Chicago
444 Lake Cook Road, Suite 18
Deerfield, IL 60015
Phone: (847) 945-8010

Fax: (847) 945-0296
Contact: Gregory L. Seegert

Lincoln
121 South 13th St., Suite 701
Lincoln, NE 68508
Phone: (402) 476-3766
Fax: (402) 476-7825
Contact: H. Lee Becker, P.E.

Dallas
1420 Valwood Pky., Suite 170
Carrollton, TX 75006
Phone: (972) 484-1420
Fax: (972) 247-7220
Contact: Charles J. Place, P.G.

San Antonio
7330 San Pedro., Suite 536
San Antonio, TX 78216
Phone: (210) 344-3067
Fax: (210) 344-2962
Contact: Brian R. Mosley, P.G.

Mexico
EA Engineering, Science, and Technology
  de Mexico, S.A. de C.V.
Londres #190, Suite 308
Col. Juarez, Mexico, D.F. 06600
Phone: 011-525-525-5036
Fax: 011-525-525-5036
Contact: L. Alejandro Guillen, P.E.


EAST

Boston
Sharon Commerce Center
2 Commercial St., Suite 106
Sharon, MA 02067
Phone: (617) 784-1767
Fax: (617) 784-4539
Contact: Robert S. Palermo, Dr.S.

New York
3 Washington Center
Newburgh, NY 12550
Phone: (914) 565-8100
Fax: (914) 565-8203
Contact: Kenneth C. Wiswall, P.E.

Syracuse
115 Twin Oaks Drive
Syracuse, NY 13206
Phone: (315) 431-4610
Fax: (315) 431-4280
Contact: Thomas W. Porter

Berkeley Heights
Two Oak Way
Berkeley Heights, NJ 07922
Phone: (908) 665-2440
Fax: (908) 665-2464
Contact: William R. Colvin, P.G.

Delaware
New Castle Corporate Commons
92 Read's Way, Suite 109
New Castle, DE 19720
Phone: (302) 325-3560
Fax: (302) 325-3648
Contact: Scott H. Simon

Washington, D.C.
8401 Colesville Road
Suite 500, Box 21
Silver Spring, MD 20910
Phone: (301) 565-4216
Fax: (301) 587-4752
Contact: Robert G. Tardiff, Ph.D.

Pensacola
8800 University Pky., Suite C-1
Pensacola, FL 32514
Phone: (904) 479-7905
Fax: (904) 479-7851
Contact: Melvin R. Joplin

MARYLAND

Corporate  Headquarters
11019 McCormick Road
Hunt Valley, MD 21031
Phone: (410) 584-7000
Fax: (410) 771-1625
Contact: Stephen E. Storms, Ph.D.

Baltimore
15 Loveton Circle
Sparks, MD 21152
Phone: (410) 771-4950
Fax: (410) 771-4204

Contact: Gloria D. McCleary, P.E.

EA Laboratories
19 Loveton Circle
Sparks, MD 21152
Phone: (410) 771-4920
Fax: (410) 771-4407
Contact: Reza A. Karimi, Ph.D.

EA Global, Inc.
11019 McCormick Road
Hunt Valley, MD 21031
Contact: Stephen J. Hammalian, Ph.D.