Form 10-K, Exhibit 13
period 1997-08-31
EA ENGINEERING SCIENCE & TECHNOLOGY INC
filed 1997-11-24
CIK 802492

EXHIBIT 13
                                                 ANNUAL REPORT TO STOCKHOLDERS


FRONT COVER

The cover of EA Engineering, Science, and Technology, Inc.'s 1997 annual report depicts a series of artistically-placed "building blocks" against a backdrop of light and texture. These "building blocks" represent the newly transformed EA, a firm with a fresh company vision, a rejuvenated staff, an energized management team, and a client-centered organizational structure. Additionally, the cover of the report introduces a series of company names and divisions, both formal and informal, for use in representing and marketing the company's breadth. Those names, EA Companies, EA Consulting, EA Energy Management Solutions, EA Laboratories, and EA International, Inc., are subtly placed near each of the "building blocks."

(New page)

ABOUT EA

EA Engineering, Science, and Technology, Inc.

EA is a consulting firm specializing in the fields of energy, the environment, and health and safety. We serve industry, utilities, and government clients both directly and indirectly through work performed for architect/engineers, engineer/contractors, law firms, and financial institutions. We specialize in the artful application of technology and professional services to help our clients succeed.

(A cluster of building blocks is centered on the page)

Leveraging the diverse intellectual capabilities of our scientists, planners, engineers, economists, and business managers, we anticipate and resolve issues that affect our client's business performance and productivity. With a management perspective, we provide solutions that are financially responsible, acceptable to regulators and communities, technically dependable, and operationally efficient. Our bottom-line goal is assisting our clients in achieving their objectives of global competitiveness and enhanced profitability.

(PAGE)

(A sphere shaped block is centered above the paragraph)

Successfully guiding client businesses and organizations through change is our mission. Working side-by-side with our clients, we combine creative leadership with the latest technologies to solve their most complex problems and resolve their most pressing issues. Our scientists, engineers, and business managers create full-service solutions that save time, reduce costs, and add overall value for our clients. The pace of change today is staggering, especially in matters pertaining to energy, environment, and health and safety. Using imagination, talent, and integrity, we convert our clients' challenges into solutions and their obstacles into competitive advantages.

(A square shaped block is centered above the paragraph)

EA assists energy providers in managing the issues associated with restructuring and market competition. With a long history of supporting more than 100 utility organizations, IPPs, and gas transmission companies, we have responded to needs ranging from facility licensing to due diligence reviews and optimization programs. EA's Clean Fuel Vehicles group assists fleet owners and government officials in planning and implementing programs that address their combined need for lower emissions and fuel efficiency.

(A triangle shaped block is centered above the paragraph)

As the developing world asserts its place in the global economy, EA International provides a series of services to this exciting marketplace. Supported by a distinguished history of work in more than 30 countries, we serve US government agencies, multinational banks and corporations, international aid organizations, and the governments of other nations. By applying our knowledge base and skills to the goals of public and environmental safety, energy self-sufficiency, pollution control, and water resource management, we have demonstrated strength and dependability in helping our clients succeed.

(A rectangle shaped block is centered above the paragraph)

With certifications in all 50 states and a track record of "firsts" in developing new analytical techniques and quality protocols, EA offers clients a full range of chemical, biological, and ecotoxicological analyses on media ranging from tissue to sediment, soils, explosives and chemical degradation products. Complementing EA's consulting capabilities, our laboratory expertise provides clients with a seamless, single-source service for all field activities, from sample collection and in-situ measurement to data validation.

(New page)

(A cluster of building block shapes are centered at the top of the page.)

LETTER TO THE SHAREHOLDERS

We look back on 1997 as a bellweather year, as significant in our Company's history as was 1973, the year in which EA was founded. This was a year of redefinition, as the organization confronted the realities of a changing marketplace and world.

The restructuring of EA has been swift and sure. Guiding this rebirth is our belief that to succeed today, EA must deliver to its clients more than compliance with environmental laws--we must assist clients in achieving their broad business objectives. This belief is reinforced in each of the building blocks used to cement EA's transformation: a fresh company vision, a revitalized management team, a new clientcentered organizational structure, and a global marketing approach that alters the conventional rules of engagement. The result is a new EA, a bold and exciting company that uses the talents of its extraordinary professionals to create financial value for its clients.

Since March of 1997, the new management team has dramatically improved the financial performance of the Company. Profitability was restored and maintained during the final five months of the fiscal year, with fourth quarter income higher than in any quarter of the past seven. Record high utilization rates within the organization, combined with effective management of cost and staffing levels, have pushed our productivity to the top of industry standards. Emphasis on cash management, along with a new banking relationship, has created the necessary foundation for continued improvement in our capital structure. These achievements are just the beginning.

(A sphere shaped block is centered over the paragraph.)

Company Mission

In our role as an advocate and resource to our clients, EA provides the management perspective and technical skills needed to anticipate, identify, and resolve those environmental, energy, and health and safety issues affecting their business performance and profitability. Recognizing the interrelated business factors confronting our clients, EA applies the diverse intellectual capabilities and tactical skills of the entire organization in developing solutions that are financially responsible, acceptable to regulators, technically dependable, and operationally efficient.

(A square shaped box is centered over the paragraph.)

Management Team

At the center of the EA transformation you will find the extraordinary capabilities and dedication of the new management team. This group has been selected from among the best and brightest in our industry and our Company. During the final five months of 1997, they have applied great energy and talent to the task of revitalizing every person in our Company. This new team is driven to constantly improve profitability, respond to changes in the marketplace, and provide superior service to our clients. For this team, change is not something to be endured, it is a way of life.

(A triangle shaped block is centered over the paragraph.)

A Global Marketing Approach

The market for our services is expanding, with the international opportunities presently exceeding those we see domestically. More important, the distinction between "domestic" and "international" is diminishing as the world becomes one global market networked together. These factors are influencing our clients as well, many of whom see an increasing portion of their expansions occurring in the developing world.

EA has successfully delivered services in more than 30 countries and continues an ambitious international business plan. In Alexandria, Egypt, for example, EA last year completed a multimilliondollar environmental assessment program on behalf of the US Agency for International Development (USAID) and the Alexandria General Organization for Sanitary Drainage. EA's project represented the largest environmental assessment program ever funded by USAID. Our project results will play a critical role in enabling the City of Alexandria to solve its long-term resource needs.

In the Western Hemisphere, EA de Mexico received several contracts, including site characterization and environmental planning work for two cities on behalf of Mexico's FNM Railroad Authority. In Peru and the Dominican Republic, EA scientists and planners advised government leaders on programs for the phase-out of lead-based gasoline.

(A rectangle shaped block is centered over the paragraph.)


At the Center: The Client

We are justifiably proud that "our first client is still our client." For more than 25 years, EA has maintained a relationship with Baltimore Gas & Electric Company (BGE). This year, BGE will once again account for about one million dollars of revenue for EA, with our tasks ranging from stormwater control to complex remediation of a contaminant-laden retired manufactured gas plant. Today, nearly 75 percent of our new orders are received from existing clients. This continuing trust by our clients is our most cherished asset.

As part of our restructuring, we have created and have focused considerable authority on our branch offices. This decision follows our belief that being geographically close to our clients is an essential ingredient to providing superior client service. In fact, our branch offices are integral parts of the communities in which they are located. Through participation in civic organizations and professional societies, our employees understand the importance of contributing their energies to those activities that make life better for all. This sense of "partnership" applies to both our professional and social responsibilities within the communities we serve.

Taken Together

At EA, we understand that "providing superior client service" is more than a slogan. It requires the dedication of every person in our firm to the goal of using our intellectual gifts, our creativity, and our commitment to setting us apart.

As we begin our 25th year, we are determined to demonstrate that understanding and commitment on a daily basis--in our client relationships, our pursuit of new opportunities, and in our work with colleagues, suppliers, and shareholders. We are confident in our new organizational structure and, most importantly, in the ability of EA's exceptional people to stand second to none in this industry for quality, talent, and professional performance. EA's evolution is a work in progress that started in 1997 with our transition from "business as usual" to business as it should and will be. Armed with that determination and supported by a revitalized structure, we look forward to 1998.

(PHOTO)

Loren D. Jensen
Chairman of the Board

"For nearly a quarter of a century, I have been honored to represent the men and women of EA Engineering, Science, and Technology. Those talented professionals nurtured the growth of our Company from a handful of scientists to a multifaceted firm with diverse capabilities and an enviable reputation for quality.

This year, a new group of professionals joined our team, injecting fresh ideas and experience into our firm. The result has been a revitalized EA, one firmly rooted in the achievements of the past, but strategically positioned to take its place among the leaders of our industry. I am confident that EA's heritage of 25 years of excellence is a prologue to even greater success."

(PHOTO)

Donald A. Deieso
President and Chief Executive Officer

Prior to his appointment as President and CEO of EA, Dr. Deieso served as President and CEO of the Metcalf & Eddy Companies and the Research-Cottrell Companies. Dr. Deieso has served as Assistant Commissioner of the New Jersey Department of Environmental Protection, head of the US EPA's Region II Superfund remediation program, and chief chemical engineer for Consolidated Edison of New York.

Dr. Deieso leads and serves on many industry committees and has accepted appointed as Chairman of the U.S. Department of Commerce-sponsored Environmental Technologies Trade Advisory Committee.

"I am delighted to have the opportunity of leading this company and its outstanding professionals. Today, service firms must demonstrate enormous agility in responding to changing client needs. At EA, we thrive on change."

Sincerely,

(Signature of Donald A. Deieso)

Donald A. Deieso
President and Chief Executive Officer

(Signature of Loren D. Jensen)

Loren D. Jensen
Chairman of the Board

(PAGE)

1997 FINANCIAL OVERVIEW

For EA, 1997 was a momentus year. Following a disappointing second quarter, the Company launched an ambitious revitalization program centered on cost reduction and income enhancement. While this restructuring necessitated a sizable loss for the third quarter, the Companyturned the corner in its fourth quarter, achieving significant profitability. Profitability in the final quarter of the year surpassed the results of the firm's seven prior quarters, and returned the Company to profitability for the first time since the first quarter of 1997.

(A sphere shaped block is centered over the paragraph.)

Quarterly Review

Quarterly Financial Information
(in thousands, except per share data)

                                     November 30    February 28       May 31     August 31
---------------------------------  --------------- --------------  -----------  -----------
1997
Gross revenue                           $22,178       $17,537        $16,661      $17,514
Net income                                  187       (2,483)        (3,457)          346
Net income per share                      $0.03       $(0.40)        $(0.56)        $0.06

1996
Gross revenue                           $22,940       $19,193        $22,340      $23,835
Net income                                  536         (830)            243        (529)
Net income per share                      $0.09       $(0.13)          $0.04        $0.09

Fiscal year 1997 began favorably with a profitable first quarter. However, on a year-to-year comparative basis, net income as a percentage of gross revenue was 1 percent versus 2.3 percent. This was the beginning of the continued decline of available work authorizations from federal contracts and a weak private sector market.

The Company reported a significant loss in the second quarter attributable in large part to low volume in EA Laboratories, unrecoverable costs on projects, and higher-than-expected business development expenses.

Realizing the need for rapid change, the Company named a new President and Chief Executive Officer, Donald A. Deieso, Ph.D., effective March 1, 1997. Quickly assessing the situation, the management team implemented a major restructuring plan, which significantly reduced costs and increased profitability. The anticipated results were achieved by rightsizing, dramatically increasing utilization rates and productivity, improving cash management, and attracting fresh financing to the Company.

The loss posted in the third quarter of fiscal 1997 was primarily attributable to a restructuring charge of $3.0 million and additional estimated costs of $1.4 million in excess of contract values related to certain of the Company's landfill closure projects, a market EA no longer pursues. The last two months of the third quarter were profitable, positioning EA for its fourth quarter success.

The results of the Company's restructuring program were realized in its fourth quarter with a return to profitability, representing a rise in operating income of more than $1.2 million over the comparable period from the prior year. This increase in income was realized on 15 percent lower net revenue. Profitability improvement has resulted in part from a 20 percent decrease in costs and operating expenses over the comparable period, including a 10 percent reduction in interest expense from the prior year.

(A square shaped block is centered above the paragraph.)

Financial Condition

EA's balance sheet continues to be strong, with minimal long-term debt and reduced short-term obligations. The Company generated over $1.9 million in cash from operating activities, much of which was used for debt reduction and investment in capital equipment, including high-tech computer and telecommunications capabilities. This in turn reduced working capital and resulted in a lower current ratio. The Company's debt-to-equity ratio remains low, below 18 percent.

Improvements made in the Company's billing and collection processes during the final five months have resulted in a 26-day reduction in Days Sales Outstanding
(DSO) from the prior year. This improvement has reduced our cash borrowings and interest expense for the year.

Stockholders' equity decreased to $13.3 million, or about $2.13 per share, as a result of the fiscal 1997 loss, and was partially offset by employee participation in the Employee Stock Purchase Plan.

(A triangle shaped block is centered above the paragraph.)

Credit Facilities

Adding strength to the Company transformation is the new banking relationship with The First National Bank of Maryland (FNB). Under the terms of this agreement, EA has been provided with a revolving credit facility of $8.5 million, of which $2.5 million is available for acquisitions, joint ventures, and new business opportunities. This new credit facility represents a 42 percent increase in availability over the previous arrangement. FNB is also making available an additional $1.5 million for capital equipment. The term of the new commitment extends until September 30, 1999 and is subject to renewals thereafter.

(PAGE)

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                            August 31,
                                                        1997         1996
-------------------------------------------------- ------------- -------------
Current Assets:

   Cash and cash equivalents                         $ 2,333,300   $ 1,308,600

   Accounts receivable, net                            9,498,800    12,692,700

   Costs and estimated earnings in excess
       of billings on uncompleted contracts            5,653,800    12,482,200
   Refundable income taxes                             1,883,900       319,500
   Prepaid expenses and other                          1,865,500     1,257,400
-------------------------------------------------- ------------- -------------
      Total Current Assets                            21,235,300    28,060,400
-------------------------------------------------- ------------- -------------
Property and Equipment, at cost:

   Furniture, fixtures, and equipment                 12,599,200    12,784,500

   Leasehold improvements                              3,664,800     3,677,800
                                                   ------------- -------------
                                                      16,264,000    16,462,300

   Less-Accumulated depreciation and amortization    (13,867,200)  (13,337,400)
-------------------------------------------------- ------------- -------------
      Net Property and Equipment                       2,396,800     3,124,900
-------------------------------------------------- ------------- -------------
Other Assets                                           3,009,800     2,143,200
-------------------------------------------------- ------------- -------------
      Total Assets                                   $26,641,900   $33,328,500
================================================== ============= =============

      The accompanying notes are an integral part of these balance sheets.

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                               August 31,
                                                           1997         1996
------------------------------------------------------- -----------  -----------
Current Liabilities:
   Accounts payable                                     $ 5,960,800  $ 4,047,800
   Accounts payable                                     $ 4,306,900  $ 6,061,000
   Accrued expenses                                       2,694,600    1,019,200
   Accrued salaries, wages and benefits                   2,891,200    3,183,400
   Current portion of long-term debt                        648,300      644,600
   Billings in excess of costs and estimated earnings
      on uncompleted contracts                              512,200    1,197,700
------------------------------------------------------- -----------  -----------
      Total Current Liabilities                          11,053,200   12,105,900
------------------------------------------------------- -----------  -----------
Long-Term Debt, net of current portion                    2,331,700    2,664,500
------------------------------------------------------- -----------  -----------
      Total Liabilities                                  13,384,900   14,770,400
------------------------------------------------------- -----------  -----------
Commitments
------------------------------------------------------- -----------  -----------
Stockholders' Equity:
   Common stock, $.01 par value; voting;
      10,000,000 shares authorized; 6,227,300
      and 6,175,000 shares issued and outstanding            62,300       61,800
   Preferred stock, $.01 par value;
      8,000,000 shares authorized; none issued                   --           --
   Capital in excess of par value                        10,902,300   10,796,300
   Retained earnings                                      2,292,400    7,700,000
------------------------------------------------------- -----------  -----------
      Total Stockholders' Equity                         13,257,000   18,558,100
------------------------------------------------------- -----------  -----------
      Total Liabilities and Stockholders' Equity        $26,641,900  $33,328,500
======================================================= ===========  ===========


      The accompanying notes are an integral part of these balance sheets.

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Year Ended August 31,
                                               1997           1996          1995
------------------------------------------ -------------  ------------  -----------
Total revenue                              $ 73,890,900   $ 88,307,800  $92,364,900
Less - Subcontractor costs                  (21,435,800)   (23,954,100) (19,893,500)
------------------------------------------ -------------  ------------  -----------
      Net revenue                            52,455,100     64,353,700   72,471,400
------------------------------------------ -------------  ------------  -----------
Operating costs and expenses:
   Direct salaries and other operating       50,031,700     57,799,700   59,681,450
   Sales, general and administrative          7,445,400      6,997,600    8,649,250
   Restructuring charges                      3,000,100             --           --
------------------------------------------ -------------  ------------  -----------
      Total operating expenses               60,477,200     64,797,300   68,330,700
------------------------------------------ -------------  ------------  -----------
Income (loss) from operations                (8,022,100)      (443,600)   4,140,700
------------------------------------------ -------------  ------------  -----------
Interest expense                               (446,400)      (464,900)    (522,800)
Interest income                                  91,600        107,400       94,600
------------------------------------------ -------------  ------------  -----------
Income (loss) before income taxes            (8,376,900)      (801,100)   3,712,500
------------------------------------------ -------------  ------------  -----------
(Benefit from) provision for income taxes    (2,969,300)      (221,000)   1,485,100
------------------------------------------ -------------  ------------  -----------

Net income (loss)                           $(5,407,600)     $(580,100)  $2,227,400
========================================== =============  ============  ===========

Net income (loss) per share                      $(0.87)        $(0.09)       $0.36
========================================== =============  ============  ===========

Weighted average shares outstanding           6,205,700      6,138,100    6,170,700
========================================== =============  ============  ===========

        The accompanying notes are an integral part of these statements.

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

               FOR THE YEARS ENDED AUGUST 31, 1997, 1996, AND 1995

                                               Capital in
                                    Common     Excess of     Retained
                                    Stock      Par Value     Earnings       Total
--------------------------------  ---------  ------------  -----------  -----------
Balance, August 31, 1994            $57,700  $  9,066,100  $6,052,700   $15,176,500

Issuance of Stock                     3,200       821,700          --       824,900

Tax Benefit from Stock Options
     Exercised                           --       650,900          --       650,900

Net Income                               --            --   2,227,400     2,227,400
--------------------------------  ---------  ------------  -----------  -----------
Balance, August 31, 1995             60,900    10,538,700   8,280,100    18,879,700

Issuance of Stock                       900       233,000          --       233,900

Tax Benefit from Stock Options
     Exercised                           --        24,600          --        24,600

Net Loss                                 --            --    (580,100)     (580,100)
--------------------------------  ---------  ------------  -----------  -----------
Balance, August 31, 1996             61,800    10,796,300   7,700,000    18,558,100

Issuance of Stock                       500       106,000          --       106,500

Net Loss                                 --            --  (5,407,600)   (5,407,600)
--------------------------------  ---------  ------------  -----------  -----------
Balance, August 31, 1997            $62,300   $10,902,300  $2,292,400   $13,257,000
================================  =========  ============  ===========  ===========

        The accompanying notes are an integral part of these statements.

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Year Ended August 31,
                                                                            1997                  1996                  1995
------------------------------------------------------------------  --------------------- ---------------------------------------
  Cash Flows From (Used For) Operating Activities:
     Net income (loss)                                                       $(5,407,600)         $  (580,100)         $2,227,400
     Noncash expenses included in net income (loss)-
      Depreciation and amortization                                            1,427,100            1,683,900           1,633,100
   Deferred (benefit from) provision for income taxes                         (1,309,800)            (198,300)           (418,200)
   Current (benefit from) provision for income taxes                          (1,659,500)             (22,700)          1,903,300

 Net (increase) decrease in noncash assets -
   Accounts receivable, net                                                    3,193,900            2,165,400          (2,714,300)
   Costs and estimated earnings in excess of billings
      on uncompleted contracts                                                 6,828,400           (1,747,200)         (2,747,600)
   Prepaid expenses and other assets                                            (314,000)            (110,800)            179,400

 Net increase (decrease) in nondebt liabilities -
   Accounts payable and accrued expenses                                        (370,900)          (1,149,400)          1,702,700
   Refunds of income taxes                                                       400,400               14,700              50,200
   Payments of income taxes                                                     (156,200)            (445,500)           (955,500)
   Billings in excess of costs and estimated earnings
      on uncompleted contracts                                                  (685,500)             148,400              47,100
------------------------------------------------------------------  --------------------- ---------------------------------------
      Net cash flows from (used for) operating activities                      1,946,300             (241,600)            907,600
------------------------------------------------------------------  --------------------- ---------------------------------------
Cash Flows From (Used For) Financing Activities:
   Proceeds from issuance of common stock                                        106,500              233,900             824,900
   Reduction of long-term debt                                                  (810,300)          (4,489,100)           (839,900)
   Proceeds from issuance of long-term debt                                      481,200            3,000,000                  --
------------------------------------------------------------------  --------------------- ---------------------------------------
      Net cash flows used for financing activities                              (222,600)          (1,255,200)            (15,000)
------------------------------------------------------------------  --------------------- ---------------------------------------
Cash Flows Used For Investing Activities:
   Purchase of property and equipment, net                                      (699,000)          (1,008,500)         (1,067,200)
------------------------------------------------------------------  --------------------- ---------------------------------------
      Net cash flows used for investing activities                              (699,000)          (1,008,500)         (1,067,200)
------------------------------------------------------------------  --------------------- ---------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                           1,024,700           (2,505,300)           (174,600)

Cash and Cash Equivalents, beginning of year                                   1,308,600            3,813,900           3,988,500
------------------------------------------------------------------  --------------------- ---------------------------------------

Cash and Cash Equivalents, end of year                                        $2,333,300           $1,308,600          $3,813,900
==================================================================  ===================== =======================================

        The accompanying notes are an integral part of these statements.

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED AUGUST 31, 1997, 1996, AND 1995



  Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation--

  The accompanying consolidated financial statements present the accounts of EA Engineering, Science, and Technology, Inc. (EA) and its wholly-owned subsidiaries, EA International, Inc. and EA Financial, Inc., and its wholly-owned subsidiaries, EA Global, Inc. and EA Engineering, Science, and Technology de Mexico, S.A. de C.V. During fiscal 1995, EA Remediation Technologies, Inc., formerly a wholly-owned subsidiary, was merged into EA. The entities are collectively referred to herein as the "Company." All significant intercompany transactions have been eliminated in consolidation.

  Revenue Recognition--

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

  Major Clients--

  Various agencies of the federal government accounted for approximately 50%, 53%, and 64% of the Company's net revenue for the years ended August 31, 1997, 1996, and 1995, respectively. Additionally, various agencies of the federal government accounted for approximately 40% and 48% of the Company's accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts as of August 31, 1997 and 1996, respectively.

  Cash and Cash Equivalents--

  Cash equivalents consist of money market instruments with a purchased original maturity of three months or less, stated at cost, which approximates market.

  Property and Equipment--

  Property and equipment are depreciated using the straight-line method over their estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease.

  Segment Information--

  The Company operates within one industry segment, providing a wide range of consulting, engineering, remediation, and analytical services.

  Reclassifications--

  Certain prior year balances have been reclassified to conform with current year presentation.

  Risks and Uncertainties--

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

  Use of Estimates--

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

  Supplemental Disclosures of Cash Flow Information--

  Cash paid during the years ended August 31, 1997, 1996, and 1995 for interest, was $467,200, $474,200, and $521,700, respectively. Retirements of property and equipment for the same periods were $897,200, $2,602,400, and $46,300, respectively. The noncash tax benefit attributable to the exercise of non-qualified stock options was $24,600, and $650,900 for the years ended August 31, 1996 and 1995, respectively. There was no benefit for the year ended August 31, 1997.

  Accounting for Income Taxes--

  Deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax basis of assets and liabilities and their financial reporting amounts.

  Accounting Pronouncements

  In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This statement is effective for fiscal years beginning after December 15, 1995. Management has determined that adoption of this Standard has not resulted in any material changes to its financial statements.

  In March 1995, the FASB issued Statement No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." Companies have the option of adopting the new accounting provisions or may elect to provide pro forma disclosures of net income and earnings per share as if the accounting had been adopted. Management has elected to continue to account for its stock-based compensation in accordance with APB Opinion No. 25 and has provided pro forma disclosures (see Note 8).

  In February 1997, the FASB issued Statement No. 128 (SFAS 128), "Earnings Per Share," which establishes new standards for computing and presenting earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Management has determined that the implementation of SFAS 128 would have no impact on the Company's earnings per share amounts.

  In February 1997, the FASB issued Statement No. 129 (SFAS 129), "Disclosure of Information about Capital Structure," which eliminates the exemption of nonpublic entities from certain disclosure requirements of APB Opinion No. 15 as provided by FASB Statement No. 21. SFAS 129 is effective for periods ending after December 15, 1997. Management has determined that the implementation of SFAS 129 will have no impact on the Company's financial reporting.

  In June 1997, the FASB issued Statement No. 130 (SFAS 130), "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Management has not yet determined whether the implementation of SFAS 130 will have any impact of the Company's financial reporting.

  In July 1997, the FASB issued Statement No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information," which establishes a new approach for determining segments within a company and reporting information on those segments. SFAS 131 is effective for fiscal years beginning after December 15, 1997. Management has not yet determined whether the implementation of SFAS 131 will have any impact on the Company's current method of disclosing business segment information.

  Note 2.  INCOME TAXES:

  The (benefit from) provision for income taxes includes current and deferred tax amounts summarized as follows:

                                                                          Year Ended August 31,
------------------------------------------------------------------------------------------------------------------
                                                               1997                1996                       1995
---------------------------------------------------------------------------------------------- -------------------
  Current tax expense (benefit):
     Federal                                                   $(1,659,500)         $ (18,400)          $1,602,400
     State                                                               --            (4,300)             300,900
---------------------------------------------------------------------------------------------- -------------------
                                                                (1,659,500)           (22,700)           1,903,300
---------------------------------------------------------------------------------------------- -------------------
  Deferred tax expense (benefit):
     Federal                                                    (1,309,800)          (160,600)           (352,100)
     State                                                               --           (37,700)            (66,100)
---------------------------------------------------------------------------------------------- -------------------
                                                                (1,309,800)          (198,300)           (418,200)
---------------------------------------------------------------------------------------------- -------------------
  (Benefit from) provision for income taxes                    $(2,969,300)         $(221,000)          $1,485,100
============================================================================================== ===================

  Total deferred tax assets and liabilities as of August 31, 1997 and 1996 and the sources of the differences between the tax and financial reporting basis of the Company's assets and liabilities which give rise to the deferred tax assets and liabilities are as follows:


                                          Year Ended August 31,
------------------------------------- ----------------------------
                                          1997            1996
------------------------------------- -------------  -------------
  Deferred tax assets:
      Property and equipment            $   929,600      $ 694,200
      Accrued expenses and reserves       1,878,900        962,800
      Net operating loss                    398,200         46,700
------------------------------------- -------------  -------------
                                         $3,206,700     $1,703,700
===================================== =============  =============
  Deferred tax liabilities:
      Prepaid expenses                 $     99,300   $    109,700
      Miscellaneous                         203,500             --
------------------------------------- -------------  -------------
                                        $   302,800   $    109,700
===================================== =============  =============


  The net deferred tax assets of $2,903,900 and $1,594,000 as of August 31, 1997 and 1996 are included to the extent appropriate in Prepaid expenses and other and Other Assets in the accompanying consolidated balance sheets.

  Reconciliation of the statutory federal income tax rate and the effective income tax rate is summarized as follows:


                                                         Year Ended August 31,
------------------------------------------------------  -----------------------
                                                          1997    1996    1995
------------------------------------------------------  ------- -------- ------
  Statutory federal income tax (benefit) rate             34.0%   34.0%  34.0%
  State income tax, net of federal income tax effect       5.3     5.3    5.3
  Non-recognition of future benefit from foreign loss     (0.4)   (4.8)   --
  Other                                                   (3.5)   (6.9)   0.7
------------------------------------------------------  ------- -------- ------
  Effective income tax rate                               35.4%   27.6%  40.0%
======================================================  ======= ======== ======

  Note 3.  ACCOUNTS RECEIVABLE:

  Accounts receivable consist of the following:


                                          Year Ended August 31,
--------------------------------------- -------------------------
                                            1997         1996
--------------------------------------- ------------  -----------
  Contract accounts receivable           $ 8,802,400  $12,931,600
  Retainage by clients                     1,228,400    1,373,300
--------------------------------------- ------------  -----------
  Total accounts receivable               10,030,800   14,304,900
  Less-Allowance for doubtful accounts     (532,000)  (1,612,200)
--------------------------------------- ------------  -----------
  Accounts receivable, net               $ 9,498,800  $12,692,700
======================================= ============  ===========

  Management anticipates that substantially all retainages will be billed within one year.

  Note 4.  BANK FINANCING ARRANGEMENTS:

  The Company entered into a new credit arrangement with a regional bank during fiscal year 1997 consisting of: (i) an $8,500,000 revolving line of credit secured by receivables; (ii) a $500,000 term loan; and (iii) an equipment line of credit of $1,500,000. Of the $8,500,000 revolving line of credit, $2,500,000 is available for acquisitions, joint ventures and licensing agreements. Borrowings under the revolving line of credit are limited to a percentage of certain accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts (up to a maximum of $4,000,000). The agreement was effective August 22, 1997. During fiscal years 1997, 1996, and 1995, the Company was either in compliance or had obtained waivers on all covenants related to these and prior arrangements.

  Short-term borrowings information resulting from the financing arrangements is as follows:

                                                   Year Ended Year Ended  Year Ended
                                                   August 31, August 31,  August 31,
                                                   ---------- ----------  ----------
                                                      1997       1996        1995
-------------------------------------------------- ---------- ----------  ----------
  Balance as of end of period                      $       -- $       --  $       --
  Maximum outstanding month-end balance during
     the period                                     3,615,300  5,490,900   3,711,300
  Average outstanding month-end balance during
     the period                                       564,000    598,800     293,600
  Weighted average interest rate during the period      11.5%       8.4%        8.6%
  Interest rate at the end of period                    11.5%       8.3%        8.8%
================================================== ========== ==========  ==========

  The weighted average interest rate has been calculated based upon the actual daily interest expense and the daily average balance outstanding. For the year ended August 31, 1997, the Company only maintained short-term borrowing balances during the months of April through August. Prior to April and at the end of August 1997, all borrowings were considered long term. For the year ended August 31, 1996, short-term balances were for nine months through May 31, 1996.

  Long-term debt consists of the following:

                                                                                  August 31,
-------------------------------------------------------------------------- -----------------------
                                                                               1997        1996
-------------------------------------------------------------------------- -----------  ----------
  Revolving credit facility payable to commercial bank effective August 22,
   1997, interest charged at LIBOR plus 250;
     facility expires September 1999                                        $1,827,700  $2,276,400
  Note payable to a commercial bank payable in equal monthly installments of $29,600, which includes interest at 9.1%,
     through December 1999 secured by certain computer
     equipment                                                                 720,500          --
  Note payable to a commercial bank payable in equal monthly installments of $43,651 through December 1997.  There-
     after, $21,429, plus interest charged at LIBOR plus 250;
     secured by leasehold improvements and certain analytical
     laboratory equipment                                                      431,800   1,032,700
-------------------------------------------------------------------------- -----------  ----------
  Total long-term debt                                                       2,980,000   3,309,100
  Less-current portion                                                        (648,300)   (644,600)
-------------------------------------------------------------------------- -----------  ----------
  Long-term portion                                                         $2,331,700  $2,664,500
========================================================================== ===========  ==========

  The debt repayment schedule for the outstanding notes payable is as follows:


  Year Ending
  August 31,
------------------------------------------------ ------------------
  1998..........................................        $ 648,300
  1999..........................................          416,500
  2000..........................................        1,915,200
  2001 and thereafter...........................                0
------------------------------------------------ ------------------
  Total notes payable...........................       $2,980,000
================================================ ==================


  The fair value of the Company's outstanding indebtedness approximated its carrying value at August 31, 1997.


  Note 5.  LEASE COMMITMENTS:

  The Company's central office, laboratory facilities, regional offices, and certain furniture and equipment are held under operating leases. These leases expire at various dates through fiscal 2007, and certain leases call for annual proportionate increases due to property taxes and certain other operating expenses. Lease expense amounted to $8,030,200, $8,912,300, and $8,469,300 for the years ended August 31, 1997, 1996, and 1995, respectively. Lease expense included payments of approximately $2,016,500, $2,054,900, and $1,985,300 for years ended August 31, 1997, 1996, and 1995, respectively, to partnerships consisting of the Chairman of the Board of EA and certain members of his family for its central office, and Loveton, Maryland, regional office and laboratory facility. These payments include reimbursements of approximately $965,000 per year for pass-through taxes and operating expenses incurred by the lessor which include local property taxes, janitorial and mechanical equipment maintenance, and utility costs related to the operation of both office and laboratory leased space. Management of the Company believes the terms and conditions of the transactions between the Company and entities with which the Chairman is affiliated, are at least as favorable to the Company as could have been obtained from third parties and are in the best interest of the Company.

  The minimum lease commitments under noncancellable operating leases are as follows:


  Year Ending
   August 31,
----------------------------------------------------------
  1998...................................      $ 4,396,700
  1999...................................        3,000,000
  2000...................................        2,189,100
  2001 ..................................        1,850,300
  2002...................................        1,771,500
  2003 and thereafter....................        7,660,500
----------------------------------------------------------
  Total minimum payments.................      $20,868,100
==========================================================

  Note 6.  NET INCOME (LOSS) PER SHARE:

  Net income (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period, and have been adjusted retroactively to reflect two 3 for 2 stock splits, effected in the form of 50% stock dividends wherein, on February 23, 1994 and July 5, 1994, 1 additional share of stock was issued for each 2 shares outstanding as of the record dates of February 8, 1994 and June 28, 1994, respectively. Common stock equivalents are calculated using the treasury stock method. All disclosures with regard to the shares of common stock have been adjusted to reflect these stock splits.


  Note 7.  PROFIT SHARING:

  EA maintains a defined contribution plan in which all employees who are at least 21 years of age and have completed six months of credited service, as defined by the plan, are eligible to participate. The plan provides for discretionary employer contributions for each fiscal year, in amounts determined annually by the Board of Directors. The plan also includes a 401(k) provision, allowing for Company matching contributions. For the years ended August 31, 1997, 1996, and 1995, matching contributions to the plan made under the 401(k) provisions of the plan, were $534,900, $729,200, and $710,400, respectively. Certain officers and stockholders of the Company serve as trustees to the plan, as appointed by the Board of Directors.


  Note 8.  STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS:

  The Company maintains a Stock Option Plan (the Plan), which provides for the grant of nonqualified stock options and incentive stock options to certain key employees and officers of the Company. The exercise price of an option granted under the Plan may not be less than the fair market value of the underlying shares of Common Stock on the date of the grant. A total of 580,200 options are issued and outstanding as of August 31, 1997 having an average exercise price of $2.34. Of the outstanding options, 200,000 were granted to Donald A. Deieso on February 26, 1997 when he joined the Company as President and CEO. The exercise amount of the 200,000 shares is $2.25, which was equal to the market price on the grant date. There are 340,000 options available for issuance as of August 31, 1997.

  The Company maintains an Employee Stock Purchase Plan to provide eligible employees with the opportunity to purchase shares of the Company's Common Stock through voluntary payroll deductions. Under the Plan, eligible employees may purchase shares through monthly payroll deductions at 95% of current market value at the time of purchase. The Company pays all administrative expenses related to employee purchases. A total of 155,400 shares remain authorized for distribution under the Plan as of August 31, 1997.

  The Company maintains two Non-Employee Director Stock Option Plans (1993 and
  1995) which provide for the granting of nonqualified stock options to its non-employee directors. The exercise price of the 36,000 options, which were outstanding as of August 31, 1997 ranged between $2.375 and $6.125, which equaled the fair market value at the dates of grant. A total of 41,500 options remain reserved for the Director Stock Option Plans as of August 31, 1997.

  The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for plans been determined consistent with FASB Statement No. 123, the Company's net loss and loss per share would have changed the following pro forma amounts:


                                               1997             1996
---------------------  --------------        ----------      ---------
  Net Loss:              As Reported         $5,407,600       $580,100
                         Pro Forma            5,470,200        580,100

  Loss Per Share         As Reported              $0.87          $0.09
                         Pro Forma                 0.88           0.09

  A summary of the status of the Company's Employee Stock Option Plan and Non-Employee Director Stock Option Plans (1993 and 1995) follows:

                                                    1997                          1996                          1995
                                       -----------------------------  ---------------------------  ----------------------------
                                           Shares        Wgtd.Avg.       Shares       Wgtd.Avg.       Shares       Wgtd.Avg.
                                           (000)        Exer.Price        (000)      Exer.Price        (000)       Exer.Price
                                       ------------  ---------------  ----------- ---------------  ----------- ----------------
  Outstanding at beginning of year              180            $4.13          341           $4.30          477            $2.34
  Granted                                       506             2.10           11            4.61          134             6.13
  Exercised                                      --               --         (28)            1.41        (265)             1.68
  Forfeited                                    (70)             4.96        (144)            5.08          (5)             4.37
  Expired                                        --               --           --              --           --               --
                                       ------------  ---------------  ----------- ---------------  ----------- ----------------
  Outstanding at end of year                    616             2.37          180            4.13          341             4.30
                                       ------------  ---------------  ----------- ---------------  ----------- ----------------
  Exercisable at year end                       164            $2.99          136           $3.40          128            $2.40

  Weighted Average Fair Value of
  Options Granted                             $0.96                         $1.79                          N/A

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997 and 1996: Risk-free interest rates ranging from 5.19% to 6.68%; expected volatility is 62%.


  Note 9.  COMPANY RESTRUCTURING

  On March 25, 1997 the Company announced a major organizational realignment to reposition itself in the marketplace. In connection with the restructuring, the Company incurred charges of $3,000,100 during the third quarter related to severance, planned reduction in office space, the suspension of the implementation of a new project/financial system, and other related costs.

  This restructuring included a staff reduction of approximately 125 employees.

  As of August 31, 1997, the Company had accruals of $880,100 included as other current liabilities in the accompanying consolidated balance sheet for costs to be incurred in future periods.

  Note 10.  RELATED PARTY TRANSACTIONS

  At the request of its former primary lender and in order to maintain its favorable relationship with that lender, the Company in December 1996 purchased from this lender the secured loans of three EA officers. These interest-free demand loans, in the aggregate amount of $301,000, are secured by pledges of the Company's common stock.

  ITEM 9.  DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

       None.

  (PAGE)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  To the Board of Directors and Stockholders of EA Engineering, Science, and Technology, Inc.:

  We have audited the accompanying consolidated balance sheets of EA Engineering, Science, and Technology, Inc. (a Delaware corporation) and subsidiaries as of August 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended August 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EA Engineering, Science, and Technology, Inc. and subsidiaries as of August 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1997, in conformity with generally accepted accounting principles.


  /s/ ARTHUR ANDERSEN LLP

  Baltimore, Maryland
  November 14, 1997

  (PAGE)

  DIRECTORS AND OFFICERS

  Directors

  Edmund J. Cashman, Jr.*
  Senior Executive Vice President and Director of Legg Mason, Inc.; Senior Executive Vice President of Legg Mason Wood Walker, Incorporated; Director of Bartlett Capital Trust, Inc.

  Donald A. Deieso, Ph.D.
  President and Chief Executive Officer of the
  Company

  Loren D. Jensen, Ph.D.
  Chairman of the Board of the Company

  Rudolph P. Lamone, Ph.D.*
  Chairman of the Board, Michael D. Dingman
  Center for Entrepreneurship, University of
  Maryland College of Business and Management

  Cleaveland D. Miller, Esq.*
  Chairman, Semmes, Bowen & Semmes,
  a Professional Corporation; Director,
  Barry's Jewelers, Inc.

  George G. Radcliffe*
  Chairman of the Board, Emeritus, The Baltimore
  Life Insurance Company; Trustee Emeritus of
  The Johns Hopkins University


  *Audit and Compensation Committee Member

  (PAGE)

  Officers

  Loren D. Jensen, Ph.D., Chairman of the Board; Director, Yaffe & Company, Inc.

  Donald A. Deieso, Ph.D., President and Chief Executive Officer

  Bijan S. Saless, Executive Vice President, Sales and Marketing

  Joseph A. Spadaro, Executive Vice President, Treasurer,
  Assistant Secretary, and Chief Financial Officer

  Charles R. Flynn, Ph.D., Senior Vice President,
  Market Sector Director, Federal Programs

  Edward M. Greco, Senior Vice President,
  President, EA International, Inc.

  David S. Santoro, Senior Vice President, Project Risk Management

  Jack P. Adler, Esq., Vice President, Secretary and General Counsel

  H. Lee Becker, Vice President,
  Branch Operations

  Clayton A. Bock, Vice President,
  Director, Health and Safety

  B. Fritts Golden, Vice President,
  Branch Operations

  Anwer J. Hasan, Vice President,
  Project Administration

  Reza Karimi, Ph.D., Vice President,
  Director, EA Laboratories

  Ellen Leinfuss, Vice President,
  Marketing and Communications

  Donald R. Lutch, Vice President,
  National Technical Director

  Neil P. Mulvey, Vice President,
  Branch Operations

  Robert P. Newman, Vice President,
  National Technical Director

  Barbara L. Posner, Vice President,
  Finance and Administration

  Robert J. Reimold, Ph.D., Vice President,
  National Technical Director

  (PAGE)

  Stockholder Information


  Independent Public Accountants
  Arthur Andersen LLP
  Baltimore, Maryland

  Legal Counsel
  Semmes, Bowen & Semmes
  Baltimore, Maryland

  Registrar and Transfer Agent
  ChaseMellon Shareholder Services
  Pittsburgh, Pennsylvania

  Common Stock Listing
  NASDAQ Symbol:  EACO

  Annual Meeting
  The Annual Meeting of the Stockholders will be held on January 14, 1998 at 9:00 a.m. (EST) at Marriott's Hunt Valley Inn in Hunt Valley, Maryland.

  SEC Form 10-K
  The Company's Form 10-K Annual Report for the year ended August 31, 1997 has been filed with the Securities and Exchange Commission. A copy of this Report is available upon request.

  Corporate Headquarters
  EA Engineering, Science, and Technology, Inc.
  11019 McCormick Road
  Hunt Valley, Maryland  21031
  (410) 584-7000
  www.eaest.com.


  Marketing for the Registrant's Common Equity and Related Stockholder Matters

  On October 31, 1986, EA common stock began public trading in the over-the-counter market under the symbol "EACO." The following table shows the high and low closing sales price reported on the NASDAQ National Market System. Such over-the-counter market quota-tions, however, reflect interdealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. These prices are adjusted to reflect EA's two 3 for 2 splits, each effected in the form of a 50 percent stock dividend on January 25, 1994 and June 14, 1994.



                                        High          Low
-------------------------------     ------------ ------------
  Fiscal 1996:
  First Quarter                            5.25         3.75
  Second Quarter                           4.13         3.50
  Third Quarter                            4.00         2.88
  Fourth Quarter                           3.50         2.25
  Fiscal 1997:
  First Quarter                            2.59         1.50
  Second Quarter                           2.75         1.75
  Third Quarter                            2.25         1.63
  Fourth Quarter                           2.22         1.75

  (PAGE)

  BACK COVER

  Corporate Headquarters

  EA Engineering, Science, and Technology, Inc.
  11019 McCormick Road
  Hunt Valley, MD 21030
  Phone: (410) 584-7000
  Fax: (410) 771-1625
  www.eaest.com

  List of cities where EA Engineering, Science, and Technology, Inc. has a branch office. Each location is separated by a different shape building block.

  Anchorage, AK . Fairbanks, AK . Sacramento, CA . San Francisco, CA . Santa Barbara, CA . New Castle, DE . Washington, DC . Miami, FL . Pensacola, FL . Atlanta, GA . Yigo, GU . Honolulu, HI . Chicago, IL . Baltimore, MD . Boston, MA . Mexico City, MX . Lincoln, NE . Berkeley Heights, NJ . Newburgh, NY . Syracuse, NY . Dallas, TX . San Antonio, TX . Williamsburg, VA . Seattle, WA