Form 10-K, Exhibit 13
period 1998-08-31
EA ENGINEERING SCIENCE & TECHNOLOGY INC
filed 1998-11-24
CIK 802492

1998 ANNUAL REPORT TO STOCKHOLDERS

FRONT COVER

The cover of EA Engineering, Science, and Technology, Inc.'s 1998 annual report is headed by a small group of four building blocks--a continuation of the theme of the 1997 annual report--followed by the firm's name. Below the header and to the right of the center of the page is a picture which highlights the earth depicted by a globe in the center of the picture. As a backdrop to the globe, the picture features a mirage containing the sun, water, forests, industrial images, and wildlife. To the left of the picture is a sidebar with the words, "Business solutions for energy, the environment, and health and safety"

(Page)

INSIDE FRONT COVER

(Left column)

ABOUT EA COMPANIES

EA's 25-year history began with an early recognition of the interconnection among energy, the environment, and health and safety. That original perspective has evolved into a cohesive array of technical, analytical, scientific, and management capabilities designed to help clients achieve their business goals. We assist industrial, municipal and government clients in addressing these challenges, within the larger framework of strategic business goals, a competitive global economy, and rapidly changing regulatory demands.

(Right column)

(A smaller version of the front cover tops the right column)

(A line is drawn from the left column to the right column. As the line ends, the words "and the cover" are centered above the right column.)

The goal of prosperity is inevitably linked to the challenges of energy, the environment, and health and safety. That connection is illustrated on the cover, which highlights the interrelationship between human endeavors and environmental impacts, between economic objectives and emerging technology, and between business growth and natural resources. EA's mission is to assist clients in recognizing and leveraging those interrelationships to improve performance, enhance productivity, and achieve strategic business goals.

Consolidated Financial Data
------------------------------------------------------------------------------
(in thousands, except share data)                   1998       1997       1996
------------------------------------------------------------------------------
Operating Data:
 Total Revenue                                     $49,987   $73,891    $88,308
 Net Revenue                                        41,697    41,020     54,064
 Income (Loss) from Operations                       1,110    (8,022)      (444)
 Net Income (Loss)                                 $   605   $(5,408)   $  (580)
-------------------------------------------------------------------------------
Share Data:
 Basic Earnings Per Share                            $0.10    $(0.87)    $(0.09)
 Diluted Earnings Per Share                          $0.10    $(0.87)    $(0.09)
 Weighted Average Shares Outstanding             6,255,500 6,205,700  6,138,100
 Diluted Weighted Average Shares Outstanding     6,346,600 6,205,700  6,138,100
-------------------------------------------------------------------------------
Balance Sheet Data:
 Working Capital                                   $ 9,932   $10,182   $15,955
 Total Assets                                       23,475    26,642    33,329
 Short-Term Borrowings                                 --        --        --
 Long-Term Borrowings, net of current portion        1,280     2,332     2,665
 Stockholders' Equity                              $14,009   $13,257   $18,558
------------------------------------------------------------------------------

PHOTO

Loren D. Jensen, Chairman of the Board, and Donald A. Deieso, President and Chief Executive Officer

To Our Shareholders:

Initiated more than a year ago, EA's strategic transformation continued in 1998, changing the Company from a pure environmental services firm to a management consulting firm specializing in the issues of energy, environment, and health and safety. EA's transformation parallels the changing needs of our clients, positioning us to deliver value-added solutions that enhance our client's productivity, competitiveness and operating efficiency.

FINANCIAL HIGHLIGHTS

EA achieved a significant milestone, returning to profitability and increasing earnings to $0.10 per share in fiscal 1998, compared to a loss of $0.87 per share in fiscal 1997. While EA's gross revenues decreased to almost $60 million in fiscal 1998 from $73.9 million in the prior year, reflecting our planned shift away from low-margin services, our net revenues held firm with fiscal 1998 showing $41.7 million compared to fiscal 1997's $41.0 million. Net income showed substantial improvements in fiscal 1998 with earnings of $604 thousand compared to a loss of $5.4 million in the previous year. These results were produced through a comprehensive program focused on cash management, cost control, and increased manpower utilization. Significantly, EA's financial earnings in 1998 were accomplished while we made considerable investment in our Company transformation and added new products and services.

OUR CLIENTS' NEEDS ARE CHANGING

The needs and expectations of EA's target client base are evolving. First, traditional environmental needs are changing. Once centered on regulatory compliance and pollution cleanup, they are being replaced by business demands to improve efficiency of energy, environment, and health and safety management. Second, clients have expanded the range of capabilities and services they expect from their consultants. It is no longer sufficient to offer single-discipline, technical services. Third, consultant/client relationships have become increasingly important. Clients are limiting the number of consultants they use, employing only those firms in which they have strong trust and confidence.

(Page)

EA has recognized the practical effect of these key changes, setting into motion a multi-faceted strategy to accommodate the evolving demands of the market. We have diversified our client base, reducing EA's reliance on any individual client sector. In fiscal 1998, EA expanded the percentage of new orders from industrial and utility clients to 42%, representing a 10% increase over the prior year. We have also expanded service to our clients by developing a range of business-oriented capabilities including information management, strategic and tactical planning, wetlands banking and environmental outsourcing. As a result, we have leveraged the traditional, discipline-specific assignments into new, broad-based contracts and in doing so, added 150 new clients to our firm. As an example, EA's original stormwater and ecotoxicological assignments for The Timken Company led to a management contract to audit process and water management at five facilities with the objective of improving cost-efficiency. Similarly, EA's long-time association with the US Navy based on our scientific and technical services, set the stage for a new assignment to develop a data management system to improve project performance and reduce regulatory compliance requirements.

MARKET LEADERSHIP

In addition to expanding and enhancing EA's competitive position on the domestic front, we recognize the important opportunities presented by the $460 billion global market. As part of a long-term strategy to improve our competitiveness, expand our market share, and increase earnings, EA in 1998 entered into seven new alliances with . . .

(Sidebar)

"Global management consulting revenues are expected to average nearly 16% annual growth by the year 2000" Kennedy Research Group

EA set into motion a strategy designed to expand our management consulting practice. To assist clients improve their performance and reduce risk and costs, EA deepened its capabilities in the areas of information management, strategic and tactical planning, environmental outsourcing, and public outreach. These capabilities, combined with EA's historic emphasis on client service and responsiveness to changing needs, contributed to new management consulting contracts and nineteen basic ordering agreements.

(Sidebar)

"Large global increases in population and expanding economies in industrializing countries will continue to increase global resource and energy consumption, generate burgeoning wastes, and spawn environmental contamination and degradation" United Nations Global Environment Outlook

The global marketplace represents profound, continuously changing needs in the fields of energy, environment, and health and safety. In 1998, we entered into seven new strategic alliances with international partners and crafted several "teaming" relationships with global environmental management and infrastructure development leaders. EA's concerted focus on the global market produced a significant increase in international orders.

(Continuing with To Our Shareholders:)

 . . . international partners and focused considerable efforts on gaining new international assignments. Those efforts led to a significant increase in new international orders over fiscal 1997. Substantial contracts were received from multinational corporations, government agencies, and international funding agencies. Notable among these awards is one from the US Trade and Development Agency, in which EA was awarded a five-year program management contract with a potential value of $5 million. In addition, EA is part of the team that won a five-year USAID contract with a potential value of $50 million for worldwide energy and environmental training.

An important element of our market leadership philosophy, is our identity and reputation as a technical leader. In 1998, this leadership was recognized with two prestigious awards. The first, "Outstanding Project of the Year," was awarded by the Engineering Society of Baltimore for our innovative solid waste management system, operating in Worcester County, Maryland. The second award was the American Planning Association's top award for environmental excellence, granted in honor of EA's integrated natural resources management plan for a group of US Air Force bases in Hawaii.

CREATING A NEW EA

A new generation of energy and environmental issues is emerging. Global issues of climate change and ozone depletion are pivotal to the rapidly changing international economy. On a more local level, issues such as watershed planning and emissions trading have introduced new areas of concern for both municipal and industrial clients. At the same time, our clients are confronted by market pressures to reduce costs, increase productivity, and improve profitability. Already, leading multinational companies are tackling these interrelated issues through creative approaches such as sustainable development, product stewardship, and emissions banking and trading.

As the challenges confronting our clients continue to change, they are demanding new skills and approaches from their consultants. Successful organizations will be those equally conversant in energy and environmental matters, equipped to communicate and operate in the technology- and information-driven virtual world, while maintaining the ability to move fluidly in the global marketplace.

We are transforming EA into such a company.

Sincerely,

(Signature of Loren D. Jensen)

Loren D. Jensen
Chairman of the Board

(Signature of Donald A. Deieso)

Donald A. Deieso
President and Chief Executive Officer

(Sidebar)

"Corporations that integrate environmental and business decisions have shown that environmental protection is not necessarily an expense without positive return, and competitive advantages can accrue from creative approaches to environmental management" US Department of Commerce--Office of Technology Policy

EA's emphasis on comprehensive solutions, rather than on single-issue technical answers, parallels a growing business trend of integrating business objectives with energy, environmental, and health and safety factors. Our expertise in applying market-based incentives such as voluntary cleanup and industrial redevelopment, emissions trading and wetlands banking, enables us to offer clients value-added service that meets both business and technical needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The Company's results of operations are significantly affected by the timing of the award of contracts, the timing of performance on contracts, and the extent to which the Company's employees are performing billable tasks as opposed to engaging in preparing contract proposals, bids and other required non-billable activities. Results of operations may also be affected to the extent that the Company chooses not to reduce its professional staff during a period of reduced demand for its services. Due to these factors, quarterly results of operations are not necessarily indicative of the results of operations for longer periods.

The Company, in the course of providing its services, routinely subcontracts such services as drilling, certain laboratory analyses, and other specialized services. In addition, as described in the "General" section of Item 1, the use of teaming partners for the performance of services similar to those of the Company, is included in subcontracts. In accordance with industry practice and contract terms that generally provide for the recovery of overhead costs, these costs are passed directly through to clients and are included in total revenue. Because subcontractor costs and direct charges can change significantly from project to project, the change in total revenue is not necessarily a true indication of business trends. Accordingly, the Company considers net revenue, which is total revenue less subcontractor costs, as its primary measure of revenue.

Results of Operations

The following table sets forth the percentage relationships of selected items in the consolidated statement of operations to net revenue for the years indicated. For historical comparisons, operating costs in past years have been adjusted to include sales and marketing related costs in sales, general, and administrative costs. In previous years, these costs were included in direct salaries and other operating expenses.


 Year Ended August 31,
 ------------------------------------------------------------------------------
                                                     1998      1997     1996
 ------------------------------------------------------------------------------
 Net revenue                                        100.0%    100.0%    100.0%
 ------------------------------------------------------------------------------
 Operating expenses:
  Direct salaries and other operating expenses       75.4      91.6      86.1
  Sales, general and administrative                  22.5      20.7      14.7
  Gain on "key employee" life insurance              (0.6)       --       --
  Restructuring charges                               --        7.3       --
 ------------------------------------------------------------------------------
    Total operating expenses                         97.3     119.6     100.8
 ------------------------------------------------------------------------------
 Income (loss) from operations                        2.7     (19.6)     (0.8)
 Interest expense, net                               (0.3)     (0.9)     (0.7)
 ------------------------------------------------------------------------------
 Income(loss) before income taxes                     2.4     (20.4)     (1.5)
 (Benefit from) provision for income taxes            0.9      (7.2)     (0.4)
 ------------------------------------------------------------------------------
    Net income (loss)                                 1.5%    (13.2)%    (1.1)%
 ------------------------------------------------------------------------------

Fiscal 1998 Compared to Fiscal 1997

Net revenue during fiscal 1998 increased 1.6% to $41,696,900 from $41,020,200. This $676,700 increase is due in part to the recognition of contract losses related to certain landfill contracts in fiscal 1997. The loss provision for these contracts, a business line the Company no longer pursues, recognized anticipated future project expenses which lowered fiscal 1997 net revenue by $1,400,000. Adjusting for this loss recognition, net revenue in fiscal 1998 decreased by 1.71%. The overall decrease in net revenue is due to lower than anticipated sales in the industrial sector. Although sales and marketing efforts have targeted this market and won approximately 150 new clients, larger-volume projects have not been achieved as of the end of the fiscal 1998 period. Lower industrial sector sales were offset by improved net sales in the federal, state and local government, and utility sectors.

Direct salaries and other operating costs decreased 16.2% to $31,473,800 in 1998 from $37,560,300 in 1997, or 75.4% and 91.6% of net revenue, respectively. The decreases were attributable to increased staff utilization and lower overall non-labor operating costs. The Company maintained a utilization rate (time charged to clients) of more than 95% for its technical staff and an overall Company rate of 74%. Significant savings were also achieved by lowering equipment and property lease costs by $1,900,000 in fiscal 1998 compared to fiscal 1997. These savings were achieved by subletting unused facilities, renegotiating existing leases, and changing to a different supplier for computer-related items.

Sales, general and administrative costs increased 10.5% to $9,374,400 in 1998 from $8,481,900 in 1997, or 22.5% and 20.7% of net revenue, respectively. The increase in cost was primarily related to additional investment in sales and marketing expenses in fiscal 1998 compared to the prior year.

In the third quarter of fiscal 1998, the Company recorded a gain of $261,100, reducing its operating expenses. The gain was related to the increase in the cash surrender value of "key employee" life insurance policies included on the Company's balance sheet.

In the third quarter of fiscal 1997, the Company implemented a major organizational realignment to reposition itself in the marketplace. In connection with the restructuring, the Company incurred charges of $3,000,100 related to severance, planned reduction in office space, the suspension of the implementation of a new project/financial system, and other related costs. This restructuring included a staff reduction of 125 employees. During fiscal 1998, the Company incurred $803,500 in operating related costs that were associated with the FY97 restructuring and charged against the reserve instead of income.

As a result of the above factors, the income from operations in fiscal 1998 was $1,109,800, compared to a loss from operations of $8,022,100 in the prior year. Interest expense, net, decreased to $145,800 from the prior year's total of $354,800. This 58.9% decrease is attributed to lower interest paid in connection with the Company's line of credit, reduction of certain long-term debt principal balances, and the absence of an interest payment in connection with a Maryland tax settlement in fiscal 1997.

The net income for the twelve months ended August 31, 1998, was $604,800, or 1.5% of net revenue, compared to a net loss of $5,407,600, or 13.2% of net revenue for the prior year.

Fiscal 1997 Compared to Fiscal 1996

Net revenue during fiscal 1997 decreased 24.1% to $41,020,200 from $54,064,500. The decrease was attributable to lower contract volume associated with the Department of Defense, industrial, and federal non-DOD agency activities. Also, realized losses related to certain landfill projects amounting to approximately $1,400,000 of costs in excess of contract values were recognized in fiscal 1997, further reducing net revenue. Additionally, price competition remained intense within the environmental services industry, further suppressing net revenue levels compared to the prior year.

Due to the aforementioned restructuring, direct salaries and other operating costs decreased 19.3% to $37,560,300 from $46,535,500. As a percentage of net revenue, however, direct salaries and other operating costs increased to 91.6% from 86.1% a year earlier. This increase was primarily attributable to lower staff utilization, especially in the second quarter, related to a reduction in available work, which produced an increase in operating costs relative to net revenue. In March 1997, the Company implemented a major organizational realignment to reposition itself in the marketplace. In connection with the restructuring, the Company incurred charges of $3,000,100 during the third quarter related to severance, planned reduction in office space, the suspension of the implementation of a new project/financial system, and other related costs. This restructuring included a staff reduction of approximately 125 employees.

Sales, general and administrative costs increased 6.4% to $8,481,900 in 1997 from $7,972,600 in 1996, or 20.7% and 14.7% of net revenue, respectively. The increase was due primarily to bonus amounts paid to management as a result of the Company's exceeding its profit targets for the final five months of the year. No bonuses were paid in fiscal 1996.

As a result of the above factors, the loss from operations in fiscal 1997 was $8,022,100 compared to a loss from operations of $443,600 in the prior year. Interest expense, net, decreased slightly to $354,800 from $357,500. A net decrease in interest expense from lower-than-average borrowings was offset by higher rates and an interest payment made in connection with a state income tax settlement.

The benefit from income taxes was $2,969,300 for the year ended August 31, 1997, compared to a benefit from income taxes of $221,000 for the year ended 1996, representing effective rates of 35% and 28%, respectively. The difference in effective tax rates between years is largely attributable to increases in certain permanent differences between financial and income tax reporting, and to the non-recognition of the future benefits attributable to a foreign loss for the fiscal year ended 1996. It is the opinion of management that these recorded benefits are more likely than not to be realized.

The net loss for the twelve months ended August 31, 1997, was $5,407,600, or 13.2% of net revenue, compared to net loss of $580,100, or 1.1% of net revenue for the prior year.

Analysis by Segment

The following table provides selected financial information by segment:

                                                               Year Ended August 31,
                                                    -------------------------------------------
                                                        1998           1997           1996
-----------------------------------------------------------------------------------------------
Gross sales
    Management Consulting Services (external)       $56,483,800     $72,559,500    $86,390,100
    Management Consulting Services (internal)        (2,869,900)     (4,370,500)    (5,456,900)
                                                     -----------    -----------    -----------
       Total Management Consulting Services (gross)  53,613,900      68,189,000     80,933,200

    Analytical Services (external)                    3,503,400       1,331,400      1,917,700
    Analytical Services (internal)                    2,869,900       4,370,500      5,456,900
                                                     -----------    -----------    -----------
       Total Analytical Services (gross)              6,373,300       5,701,900      7,374,600
===============================================================================================
Net sales to unaffiliated customer
    Management Consulting Services                   36,696,400      37,442,900     48,495,100
    Analytical Services                               5,000,500       3,577,300      5,569,400
===============================================================================================
Income (loss) from operations
    Management Consulting Services                    1,189,500      (6,862,500)        38,300
    Analytical Services                                 (79,700)     (1,159,600)      (481,900)
===============================================================================================
Identifiable assets (net property and equipment)
    Management Consulting Services                    1,132,700       1,534,000      1,999,900
    Analytical Services                                 648,400         862,800      1,125,000
================================================================================================

Note: Sales are considered external when a segment directly enters into a contract with a client. Internal sales are generated by the use of the Company's Analytical Services required by the external clients of Management Consulting Services. Internal sales are duplicated within each segment and are eliminated through intercompany adjustments.

1998 Results

Net sales for Management Consulting Services decreased 2% in the fiscal period ended August 31, 1998 to $36,696,400 from $37,442,900 in fiscal 1997. This decrease is due to the lower-than-anticipated sales in the industrial sector. Net sales in Analytical Services increased 39.8% in fiscal 1998 to $5,000,500 from $3,577,300 in fiscal 1997. This increase is mainly attributable to a new contract with an industrial client.

The Management Consulting Services segment contributed $1,189,500, or 3.2% of net revenue, to income from operations in fiscal year 1998, compared to a loss from operations of $6,862,500, or 18.3% of net revenue, in the prior year. This improvement is due to a 20% year-to-year reduction in segment costs and operating expenses. Cost and operating cost savings were due to increased staff utilization, fiscal year 1997 restructuring efforts, and savings in equipment and property leases.

The Analytical Services segment had a loss from operations of $79,700 or 1.6% of net revenue for the fiscal period ended August 31, 1998 compared to a loss from operations of $1,159,600, or 32.4% of net revenue, the prior fiscal year. The improvement in earnings is mainly attributable to the $1,423,200 increase in net revenue in fiscal year 1998, offset by a slight increase to the segment's costs and operating expenses. Because the Analytical Services segment has a high percentage of overall fixed indirect expenses (approximately 40% of indirect operating costs), changes in net revenue significantly impact its contribution to operating income.

1997 Results

Net sales for Management Consulting Services fell to $37,442,900 for the fiscal period ended August 31, 1997, compared to $48,495,100 for the period ended August 31, 1996. This decrease was attributable to lower contract volume with the federal government and realized losses related to certain landfill projects amounting to approximately $1,400,000 in costs in excess of contract volume. Additionally, price competition remained intense within this segment, further suppressing sales. Net sales for Analytical Services also fell to $3,577,300 in fiscal 1997, compared to $5,569,400 in fiscal 1996. The decrease in sales was mainly attributable to the $1,086,400 decrease in intercompany sales provided by the clients of Management Consulting Services.

Management Consulting Services had a loss from operations of $6,862,500, or 19% of net revenue, in fiscal 1997, compared to a $38,300 income from operations in fiscal 1996. The decrease in income from operations was due to lower sales in fiscal 1997 and $3,000,100 in restructuring charges taken in fiscal 1997.

Analytical Services had a loss from operations of $1,159,600, or 32.4% of net sales, in fiscal 1997, compared to a loss from operations of $481,900, or 8.7%, in fiscal 1996. The increased loss from operations was due to lower sales.

Inflation

Because of its ability to generally pass through increased costs to its clients, as well as the generally low levels of inflation, the Company believes that inflation has not had a material impact on its operations.

Liquidity and Capital Resources

Cash and cash equivalents (cash) decreased by $550,700 in 1998, compared to an increase of $1,024,700 in 1997 and a decrease of $2,505,300 in 1996. The decrease in 1998 principally resulted from the payout of cash related to the fiscal 1997 restructuring expenses and reduced borrowings from the Company's revolving line of credit, aided by the collection of income tax refunds.

The Company's capital expenditures (consisting primarily of purchases of equipment and leasehold improvements) of approximately $546,500, $699,000, and $1,008,500 in 1998, 1997, and 1996, respectively, have been funded primarily from cash flows.

Near the end of fiscal 1997, the Company entered into a new bank credit arrangement with a regional bank consisting of: (I) an $8,500,000 revolving line of credit secured by receivables; (ii) a $500,000 term loan; and (iii) an equipment line of credit of $1,500,000. Of the $8,500,000 revolving line of credit, $2,500,000 is available for acquisitions, joint ventures and licensing agreements. Borrowings from the revolving line of credit are limited to certain percentages of accounts receivable and costs and estimated earnings in excess of billings (up to a maximum of $4,000,000). The interest on all borrowings was LIBOR +250, through March 1998. However, the interest was reduced to LIBOR +200 in May 1998 due to the Company achieving certain financial ratios, which the Company expects to be reduced to LIBOR +150 in the first quarter of fiscal 1999.

At August 31, 1998, the Company had outstanding long-term debt, including the current portion, of $1,718,600, which represented a decrease of $1,261,400 from the August 31, 1997 balance of $2,980,000. The Company had no short-term borrowings under its line of credit at August 31, 1998 and 1997.

The Company's existing funds, cash from operations, and the available portion of its $8,500,000 bank line of credit and $1,500,000 equipment line are expected to be sufficient to meet the Company's present cash needs. The Company also currently believes it has the ability to raise capital through placement of debt and may pursue such options if the need arises to expand facilities, make acquisitions or acquire equipment in conjunction with a review of the most cost-effective means for the Company and its stockholders.

While the Company believes that there is sufficient demand for current operating levels, there can be no assurance that this demand will exist or continue. Although the Company has the ability to reduce its professional staff in periods of reduced demand, it may choose not to make full reductions in such periods, with resulting adverse effects on operations.

Year 2000 Readiness Disclosures

EA Engineering, Science, and Technology, Inc. ("EA" or the "Company") recognizes the seriousness of the challenge businesses worldwide face as a result of the Year 2000 problem. EA formally began to address its own Year 2000 status in early 1998. The Company believes the measures it has already taken, together with those planned for 1999, will minimize any impact the Year 2000 problem may have on EA's ability to deliver services to its clients, financial performance or results of operations.

Definitions

During fiscal 1998, EA developed a three-phase program for Year 2000 compliance. Phase I identified those systems, hardware and software that posed a compliance risk for EA. Phase II assessed the business and financial impact of these at-risk systems; established priorities to address these risk areas; and prescribed remediation schedules and details. Phase III is the final testing of the major systems to ensure compliance.

Assessment

EA's information technology infrastructure can be broadly categorized into the following major systems: networking and communication systems, desktop computing, major application systems, EA Laboratory, non-information technology (non-IT) and other miscellaneous systems.

The Company's Phase I assessment identified several critical elements of EA's networking and communications infrastructure that are potentially vulnerable to Year 2000 issues. These elements include various types of computer servers and network routers. Additionally, various software components require new revision to ensure compliance. Numerous databases and database access programs are currently believed to be non-compliant.

EA's desktop computing environment is comprised predominantly of Compaq desktop computer systems, IBM notebooks, the Microsoft Windows 95 operating system and numerous versions and variations of commercially available software. The majority of the desktop computer systems, notebooks and operating system software with applicable Y2K patches, is currently believed to be Year 2000 compliant. EA leases all of its computer hardware and consequently replaces all equipment on a three-year schedule. This rotation minimizes any Year 2000 problems in this area. Desktop application software varies greatly in its ability to accurately process Year 2000 information.

It is currently believed that the Company's major applications, including its financial management, human resources, and laboratory (LIMS) systems are not Year 2000 compliant. However, a full assessment was not completed on these systems because they are scheduled for replacement in the upcoming fiscal period. These systems are being replaced to improve their performance and functionality. Replacement of these systems was not accelerated due to the Year 2000 issue.

EA's laboratory is comprised of many different models of Hewlett-Packard laboratory equipment. The hardware is currently believed to be compliant. The system level software used on this equipment is still under review.

The non-IT and miscellaneous category includes items such as phone switches, voice mail systems, environmental controls systems, and the like. The phone switches are believed to be Year 2000 compliant. The voice mail system and other remaining systems are currently under review.

Remediation / Replacement

Networking and Communications Systems - In early calendar 1998, EA restructured its network topology. The Company currently believes that this redefinition will significantly upgrade EA's overall communications capabilities, improve reliability and performance, and believes it will be Year 2000 compliant. This upgrade will be accomplished through the replacement of all critical system components that have potential Year 2000 problems. Two of four critical field systems have already been replaced. The remaining two will be completed by the spring of 1999. The upgrading of the EA corporate headquarters' systems is underway and will be completed during the first quarter of calendar 1999. EA selected MCI Worldcom as its communications services provider. MCI Worldcom has advised EA that it is fully Year 2000 compliant.

Coincident with the hardware upgrades, EA is upgrading its database capabilities to be Year 2000 compliant. The database capabilities are presently expected to be in place during the first quarter of calendar 1999. EA has retained a consultant to convert all applicable databases to compliant software. These database conversions will continue through the first three quarters of calendar 1999.

Desktop Computing - To address EA's desktop software computing environment, EA standardized on the Microsoft Office Suite of application products in the second quarter of fiscal 1998. The MS Office product is not fully compliant. Any remaining non-compliant applications are being addressed on a project-by-project basis. We anticipate this process to be completed in the third quarter of calendar 1999.

Major Applications - EA plans to replace its financial management, human resources and laboratory systems in 1998/99. The Company has selected financial and laboratory packages that are fully Year 2000 compliant. The process to replace these systems will begin in December of 1998. We anticipate these systems to be fully operational by the end of the third calendar quarter of 1999. The Company is completing its review of fully compliant human resources systems. Once selected, the implementation will begin in January 1999 and is expected to be completed in April 1999.

EA Laboratories - As part of the EA Laboratories' maintenance agreement with Hewlett-Packard (HP), the manufacturer will be completing an independent review of the labs' hardware and software systems during November 1998. This review will be at no cost to EA Laboratories. We have already determined the laboratory hardware is compliant. HP's review will confirm this assessment and provide additional insight into the status of the software required to operate this equipment. Any deficiencies with this software will be addressed early in 1999.

Non-IT and Miscellaneous Systems - Phone switches in the branch offices are currently under review. The manufacturer of our voice mail systems is currently providing input regarding the status of the systems. Should Year 2000 upgrades be required for these systems, they will be performed during the first half of 1999. We will begin a formal review of our environmental control and facility systems early in 1999. Issues with these systems will be addressed as they are identified.

Testing

EA has tested and will continue to test, the Year 2000 worthiness of each upgraded system, as it is installed. In each case, e.g., desktop systems, networks, major systems, etc., this compliance testing is comprised of three independent assessments: first, review of the product manufacturer's Year 2000 compliance testing certifications and results--no product is selected unless it has been identified by the manufacturer to have passed a comprehensive battery of Year 2000 tests; second, testing of these products prior to installation; third, outside consultants or subcontractors will conduct independent assessments of all of these products.

Risks and Contingency Plans

Based on the progress the Company has made toward Year 2000 compliance during 1998, together with its plans for 1999, the Company does not foresee significant risks associated with these efforts at this time. Since EA has adopted a plan to address these issues in a timely manner, it has not developed a comprehensive contingency plan should these issues fail to be completed successfully or in their entirety. However, as we monitor our progress during 1999, if the Company identifies significant risks or is unable to meet its anticipated timeline, the Company will develop contingency plans as deemed necessary at that time.

Third-Party Vendors, Utilities and Customers

The fact that EA provides environmental consulting services, which are primarily labor-based, substantially minimizes the risks associated with potential Year 2000 problems with its internal systems and suppliers. The Company maintains a broad base of vendors and suppliers and believes there is little risk to its ongoing operations from Year 2000 problems encountered by its outside vendors.

EA will be contacting each of its major vendors and utilities early in calendar 1999 to inquire into each system's Year 2000 compliance. The Company cannot fully assess the degree to which its customers, particularly the U.S. Government, will successfully complete a Year 2000 upgrade on a timely basis. Because a significant portion of the Company's business is from contracts with various federal government agencies, a failure by the U.S. Government to achieve Year 2000 compliance could have a significant adverse effect on the Company's future business, financial operations and results of operations.

Reasonably Likely "Worst-Case" Scenarios

EA has gone to significant lengths to provide redundancy in each major system. For example, four independent communication paths have been defined between EA's branch offices and its headquarters location. Any of these paths will provide data access to the systems required to continue normal business operations. A failure in any single major system will not result in the cessation of normal work processes. When fully implemented during the final quarter of 1999, the failure of any single system will pose only a minimal risk.

The greatest "reasonably likely, worst-case scenario" to EA will be from the outside, primarily customers and subcontractors. If our customers or subcontractors fail to prepare adequately for Year 2000, there could be numerous and significant effects on EA. For example, subcontractors may not be able to obtain or deliver needed data; EA employees might be unable to perform work, resulting in a loss of revenue; payments may fail to arrive on time. Any or all of these contingencies could, under certain circumstances, result in a substantial and material impact on EA's financial performance.

Costs to Address Year 2000 Issues

In summary, the Company does not believe that Y2K costs will have a material impact to its operating income. Because the Company leases all of its hardware, remediation of these items will be completed by replacing them, with the associated lease expense included in the Company's normal operating costs. The cost of remediation of database software, miscellaneous desktop software upgrades, and non-IT systems is expected to be less than $30,000. However, it is possible that non-compliant Hewlett-Packard software in EA Laboratories may have a material impact, although the exact amount is not known at this time. The replacement of major applications was previously planned to improve performance and functionality requirements. These replacements were not accelerated due to Year 2000 issues; as such the costs of these systems are part of the Company's capital budget.

Forward-Looking Statements

The foregoing contains "forward-looking information" within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by an asterisk (*) or by such forward-looking terminology as "may," "will," "believe," "anticipate," "expect," or similar words or variations thereof. Such forward-looking statements involve significant risks and uncertainties, including, among other things, risks associated with
(1) substantial reliance on government contracts, public budgetary restrictions and uncertainties, discrepancies between awarded contract amounts and actual revenues, and cancellation of contracts at the option of the government, (2) timing and award of contracts, (3) timing and performance of contracts, and (4) successful bidding of government and non-government contracts in a very competitive environment. IN EACH CASE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS. Other important factors that the Company believes may cause actual results to differ materially from such forward-looking statements are discussed throughout this Report and in the Company's other filings with the Securities and Exchange Commission. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes indicate that any such results or events (expressed or implied) will not be realized.

CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------
August 31,                                          1998              1997
-----------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents . . . . . . . . . . .   $ 1,782,600   $ 2,333,300
   Accounts receivable, net. . . . . . . . . . . .     8,441,900     9,498,800
   Costs and estimated earnings in excess of
      billings on uncompleted contracts. . . . . .     6,394,900     5,653,800
   Refundable income taxes . . . . . . . . . . . .       407,600     1,883,900
   Prepaid expenses and other. . . . . . . . . . .     1,090,600     1,865,500
------------------------------------------------------------------------------
         Total Current Assets. . . . . . . . . . .    18,117,600    21,235,300
------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, at cost:
   Furniture, fixtures and equipment . . . . . . .    13,106,900    12,599,200
   Leasehold improvements  . . . . . . . . . . . .     3,675,600     3,664,800
------------------------------------------------------------------------------
   Total property and equipment, at cost . . . . .    16,782,500    16,264,000
   Less-accumulated depreciation and amortization    (15,001,400)  (13,867,200)
------------------------------------------------------------------------------
      Net Property and Equipment . . . . . . . . .     1,781,100     2,396,800
------------------------------------------------------------------------------
OTHER ASSETS . . . . . . . . . . . . . . . . . . .     3,576,200     3,009,800
------------------------------------------------------------------------------
   Total Assets. . . . . . . . . . . . . . . . . .   $23,474,900   $26,641,900
------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY Current Liabilities:
   Accounts payable . . . . . . . . . . . . . . . .  $ 4,494,300   $ 4,306,900
   Accrued expenses . . . . . . . . . . . . . . . .      735,100     2,694,600
   Accrued salaries, wages and benefits . . . . . .    2,270,800     2,891,200
   Current portion of long-term debt. . . . . . . .      438,800       648,300
   Billings in excess of costs and estimated
      earnings on uncompleted contracts . . . . . .      246,700       512,200
------------------------------------------------------------------------------
      Total Current Liabilities . . . . . . . . . .    8,185,700    11,053,200
------------------------------------------------------------------------------
LONG-TERM DEBT, net of current portion  . . . . . .    1,279,800     2,331,700
------------------------------------------------------------------------------
      Total Liabilities . . . . . . . . . . . . . .    9,465,500    13,384,900
------------------------------------------------------------------------------
COMMITMENTS
------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
   Common stock, $.01 par value; voting 10,000,000
      shares authorized; 6,285,500 and 6,227,300
      shares issued and outstanding . . . . . . . .       62,900        62,300
   Preferred stock, $.01 par value; 8,000,000
      shares authorized; none issued. . . . . . . .          --            --
   Capital in excess of par value . . . . . . . . .   11,049,300    10,902,300
   Retained earnings  . . . . . . . . . . . . . . .    2,897,200     2,292,400
------------------------------------------------------------------------------
      Total Stockholders' Equity. . . . . . . . . .   14,009,400    13,257,000
------------------------------------------------------------------------------
      Total Liabilities and Stockholders' Equity     $23,474,900   $26,641,900
----------------------------------------------------------------- ------------
The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------------------
Year Ended August 31,                               1998           1997           1996
--------------------------------------------------------------------------------------------

Total revenue . . . . . . . . . . . . . . . .   $ 59,987,200   $ 73,890,900    $ 88,307,800
Less - Subcontractor costs. . . . . . . . . .    (11,406,600)   (21,435,800)    (23,954,100)
Less - Other direct project costs . . . . . .     (6,883,700)   (11,434,900)    (10,289,200)
   Net revenue . . . . . . . . . . . . . . . .    41,696,900     41,020,200      54,064,500
--------------------------------------------------------------------------------------------
Operating costs and expenses:
   Direct salaries and other operating . . . .    31,473,800     37,560,300      46,535,500
   Sales, general and administrative . . . . .     9,374,400      8,481,900       7,972,600
   Gain on "key employee" life insurance . . .      (261,100)          --              --
   Restructuring charges . . . . . . . . . . .          --        3,000,100            --
--------------------------------------------------------------------------------------------
      Total operating expenses . . . . . . . .    40,587,100     49,042,300      54,508,100
--------------------------------------------------------------------------------------------
Income (loss) from operations . . . . . . . .      1,109,800     (8,022,100)       (443,600)
--------------------------------------------------------------------------------------------
Interest expense. . . . . . . . . . . . . . .       (244,600)      (446,400)       (464,900)
Interest income . . . . . . . . . . . . . . .         98,800         91,600         107,400
--------------------------------------------------------------------------------------------
Income (loss) before income taxes . . . . . .        964,000     (8,376,900)       (801,100)
--------------------------------------------------------------------------------------------
(Benefit from) provision for income taxes . .        359,200     (2,969,300)       (221,000)
--------------------------------------------------------------------------------------------
Net income (loss) . . . . . . . . . . . . . .    $   604,800   $ (5,407,600)    $  (580,100)
--------------------------------------------------------------------------------------------
Basic earnings (loss) per share . . . . . . .          $0.10         $(0.87)         $(0.09)
Diluted earnings (loss) per share . . . . . .          $0.10         $(0.87)         $(0.09)
--------------------------------------------------------------------------------------------
Weighted average shares outstanding . . . . .      6,255,500      6,205,700       6,138,100
Effect of dilutive stock options. . . . . . .         91,100           --               --
Diluted weighted average shares outstanding .      6,346,600      6,205,700       6,138,100
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------
For the Years Ended August 31, 1998, 1997, and 1996
                                                            Capital in
                                                 Common     Excess of      Retained
                                                  Stock     Par Value      Earnings         Total
----------------------------------------------------------------------------------------------------
Balance, August 31, 1995 . . . . . . . . . .     $60,900    $10,538,700    $8,280,100    $18,879,700
Issuance of stock. . . . . . . . . . . . . .         900        233,000           --         233,900
Tax benefit from stock options exercised . .         --          24,600           --          24,600
Net Loss . . . . . . . . . . . . . . . . . .         --            --        (580,100)      (580,100)
----------------------------------------------------------------------------------------------------
Balance, August 31, 1996 . . . . . . . . . .      61,800     10,796,300     7,700,000     18,558,100
Issuance of stock. . . . . . . . . . . . . .         500        106,000           --         106,500
Net Loss . . . . . . . . . . . . . . . . . .         --            --      (5,407,600)    (5,407,600)
----------------------------------------------------------------------------------------------------
Balance, August 31, 1997 . . . . . . . . . .      62,300     10,902,300     2,292,400     13,257,000
Issuance of stock. . . . . . . . . . . . . .         600        147,000           --         147,600
Net Income . . . . . . . . . . . . . . . . .         --            --         604,800        604,800
----------------------------------------------------------------------------------------------------
Balance, August 31, 1998 . . . . . . . . . .     $62,900    $11,049,300    $2,897,200    $14,009,400
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------

Year Ended August 31,                                           1998          1997          1996
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:
   Net income (loss) . . . . . . . . . . . . . . . . . .   $   604,800    $(5,407,600)  $ (580,100)
   Noncash expenses included in net income (loss) -
      Depreciation and amortization. . . . . . . . . . .     1,162,200      1,427,100    1,683,900
      Current benefit from income taxes. . . . . . . . .          --       (2,969,300)    (221,000)
   Changes in operating assets and liabilities -
      Decrease in accounts receivable, net . . . . . . .     1,056,900      3,193,900    2,165,400
      (Increase) decrease in costs and estimated earnings
         in excess of billings on uncompleted contracts .     (741,100)     6,828,400   (1,747,200)
      Increase in prepaid expenses and other assets . . .     (183,500)      (314,000)    (110,800)
      Decrease in accounts payable and accrued expenses .   (2,392,500)      (370,900)  (1,149,400)
      Refunds of income taxes (net of payments) . . . . .    1,868,300        244,200     (430,800)
      Decrease (increase) in billings in excess of costs
         and estimated earnings on uncompleted contracts      (265,500)      (685,500)     148,400
--------------------------------------------------------------------------------------------------
      Net cash flows from (used for) operating activities    1,109,600      1,946,300     (241,600)
--------------------------------------------------------------------------------------------------
CASH FLOWS USED FOR INVESTING ACTIVITIES:
   Purchase of equipment, net . . . . . . . . . . . . . .     (546,500)      (699,000)  (1,008,500)
--------------------------------------------------------------------------------------------------
      Net cash flows used for investing activities. . . .     (546,500)      (699,000)  (1,008,500)
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:
   Net borrowings from revolving line of credit. . . . .      (635,400)       481,200    3,000,000
   Proceeds from issuance of common stock. . . . . . . .       147,600        106,500      233,900
   Reduction of long-term debt and short-term borrowings      (626,000)      (810,300)  (4,489,100)
--------------------------------------------------------------------------------------------------
      Net cash flows from (used for) financing activities   (1,113,800)      (222,600)  (1,255,200)
--------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS . .      (550,700)     1,024,700   (2,505,300)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD . . . . .     2,333,300      1,308,600    3,813,900
--------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD . . . . . . . .   $ 1,782,600    $ 2,333,300  $ 1,308,600
--------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

          EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC. & SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 1998, 1997, AND 1996


Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation--

The accompanying consolidated financial statements present the accounts of EA Engineering, Science, and Technology, Inc. (EA); its wholly-owned subsidiaries, EA International, Inc. and EA Financial, Inc.; and EA Financial, Inc.'s wholly-owned subsidiaries, EA Global, Inc. and EA de Mexico, S.A. de C.V. The entities are collectively referred to herein as the "Company." All significant intercompany transactions have been eliminated in consolidation.

Segment Information--

The Company is organized around two operating segments. The primary segment is Management Consulting Services, provided through a network of offices throughout the United States, Mexico and Guam; and Analytical Services provided through its laboratory facility located in Maryland.

Revenue Recognition--

The Company is an international consulting firm specializing in the fields of energy, the environment, health and safety, and analytical services. These services are generally performed under time-and-material, fixed-price, and cost-plus-fixed-fee contracts. Task orders from these contracts vary in length from one month to two years.

The Company's Management Consulting Services segment accounts for contract revenues and costs under fixed-price contracts using the percentage-of-completion method. The percentage of completion is determined using the "cost-to-cost" method for each contract cost component. Under this method, direct labor and other contract costs incurred to date are compared to periodically revised estimates of the total of each contract cost component at contract completion to determine the percentage of revenues to be recognized. Revenues from time-and-material and cost-plus-fixed-fee contracts are recognized currently as the work is performed. The majority of the Analytical Services segment contracts are on a fixed-unit priced basis. Revenue for fixed-unit priced contracts is recognized currently as sample units are processed. Provision for estimated losses on uncompleted contracts, to the full extent of the loss, is made during the period in which the Company first becomes aware that a loss on a contract is probable.

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

Major Clients--

Various agencies of the federal government accounted for approximately 50%, 46%, and 45% of the Company's (primarily Management Consulting Services) net revenue for the years ended August 31, 1998, 1997, and 1996, respectively. Additionally, various agencies of the federal government accounted for approximately 45% and 40% of the Company's accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts as of August 31, 1998 and 1997, respectively. One industrial client accounted for approximately 54% of the Analytical Services segment's gross sales and over 70% of its external client billings. In addition to this one client, major external clients for Analytical Services in fiscal 1997 and 1996 included the federal government and two other industrial clients.

Cash and Cash Equivalents--

Cash equivalents consist of money market instruments with a purchased original maturity of three months or less, stated at cost, which approximates market value.

Property and Equipment--

Property and equipment are depreciated using the straight-line method over their estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease. Depreciation expense for the fiscal years ended August 31, 1998, 1997 and 1996 was $1,162,200, $1,427,100 and $1,683,900, respectively.

Reclassifications--

For historical comparisons, net revenue in past periods has been adjusted to include other direct project costs in addition to subcontract costs. In previous years, only subcontract costs were deducted from total revenue to arrive at net revenue. Additionally, operating costs in past years have been adjusted to include sales and marketing costs in the category of sales, general and administrative costs. In previous periods, these costs were included in direct salaries and other operating costs.

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

Supplemental Disclosures of Cash Flow Information--

Cash paid during the years ended August 31, 1998, 1997, and 1996 for interest, was $233,700, $467,200, and $474,200, respectively. Retirements of property and equipment for the same periods were $28,000, $897,200, and $2,602,400, respectively.

Accounting for Income Taxes--

Deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax basis of assets and liabilities and their financial reporting amounts.

Accounting Pronouncements--

In February 1997, the FASB issued Statement No. 128 (SFAS 128), "Earnings Per Share," which establishes new standards for computing and presenting earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Management has implemented SFAS 128.

In February 1997, the FASB issued Statement No. 129 (SFAS 129), "Disclosure of Information about Capital Structure," which eliminates the exemption of nonpublic entities from certain disclosure requirements of APB Opinion No. 15 as provided by FASB Statement No. 21. SFAS 129 is effective for periods ending after December 15, 1997. Management has implemented SFAS 129.

In June 1997, the FASB issued Statement No. 130 (SFAS 130), "Reporting Comprehensive Income,"which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Management is currently evaluating the impact SFAS 130 will have on the Company's financial reporting for fiscal year ending August 31, 1999.

In July 1997, the FASB issued Statement No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information," which establishes a new approach for determining segments within a company and reporting information on those segments. SFAS 131 is effective for fiscal years beginning after December 15, 1997. Management has elected to implement SFAS 131 for the fiscal period ended August 31, 1998.

In February 1998, the FASB issued Statement No. 132 (SFAS 132), "Employers Disclosure about Pensions and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefit plans. SFAS 132 is effective for fiscal years beginning after December 15, 1997. Management has not yet determined whether the implementation of SFAS 132 will have an impact on the Company's financial reporting for the fiscal year ending August 31, 1999.

In June 1998, the FASB issued Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not hold derivatives and, as such, SFAS 133 will not have an impact.

Note 2.  SEGMENT FINANCIAL INFORMATION:

The following table provides selected financial information as reviewed by the Company's management in making decisions about allocating resources to each segment and assessing its performance.

                                           Management Consulting Svcs.       Analytical Services
-------------------------------------------------------------------------------------------------------
Year Ended August 31,                      1998       1997       1996      1998       1997       1996
-------------------------------------------------------------------------------------------------------
                                                             (in thousands, except per share amounts)
Gross revenue                             $56,484    $72,559    $86,390    $3,503     $1,332     $1,918
Intercompany sales                         (2,870)    (4,370)    (5,457)    2,870      4,370      5,457
-------------------------------------------------------------------------------------------------------
Total gross revenue                        53,614     68,189     80,933     6,373      5,702      7,375
Net revenue                                36,696     37,443     48,495     5,000      3,577      5,569
-------------------------------------------------------------------------------------------------------
Operating and administrative expenses      35,506     44,305     48,457     5,080      4,737      6,051
-------------------------------------------------------------------------------------------------------
Income (loss) from operations               1,190     (6,862)        38       (80)    (1,160)      (482)
Net interest                                 (122)      (287)      (209)      (24)       (67)      (148)
Income taxes                                 (401)     2,534         47        42        435        174
-------------------------------------------------------------------------------------------------------
Net income (loss).                        $   667    $(4,615)    $ (124)  $   (62)    $ (792)    $ (456)
-------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share           $0.11     $(0.74)    $(0.02)   $(0.01)    $(0.13)    $(0.07)

Net property/equipment                    $ 1,133    $ 1,534     $2,000    $  648     $  863     $1,125

Furthermore, the Company's management team reviews its Management Consulting Services by each geographical office location. The following represents net revenue, by office, for the fiscal year ended August 31, 1998.

      Management Consulting Services (in 000s)
      ----------------------------------------------------------

      Boston, MA                                         $ 1,195
      Newburgh, NY                                         2,420
      Berkeley Heights, NJ                                 2,220
      Baltimore, MD                                       14,631
      Washington, DC                                         865
      Dallas, TX                                           2,201
      Chicago, IL                                            630
      Lincoln, NB                                          1,700
      San Francisco, CA                                    3,426
      Sacramento, CA                                       1,435
      Seattle, WA                                          2,109
      Anchorage, AK                                          917
      Guam                                                 2,030
      Mexico                                                 218
      Hawaii                                                 175
      Others                                                 524
      ----------------------------------------------------------
         Total net revenue                               $36,696
      ==========================================================

Prior to fiscal 1998, the Company did not keep revenue data by geographical region. To gather this information would be impractical; therefore, it is not included. Additionally, in the past the Company has not identified assets by segments; therefore, any asset information provided by segment has been estimated.

Note 3.  INCOME TAXES:

The provision for (benefit from) income taxes includes current and deferred tax amounts summarized as follows:

                                                    Year Ended August 31,
-------------------------------------------------------------------------------
                                               1998         1997          1996
-------------------------------------------------------------------------------
Current tax expense (benefit):
  Federal                                   $(43,500)  $(1,659,500)    $(18,400)
  State                                          --            --        (4,300)
-------------------------------------------------------------------------------
                                             (43,500)   (1,659,500)     (22,700)
-------------------------------------------------------------------------------
Deferred tax expense (benefit):
  Federal                                    337,400    (1,309,800)    (160,600)
  State                                       65,300          --        (37,700)
-------------------------------------------------------------------------------
                                             402,700    (1,309,800)    (198,300)
-------------------------------------------------------------------------------
Provision for (benefit from) income taxes   $359,200   $(2,969,300)   $(221,000)
===============================================================================

Total deferred tax assets and liabilities as of August 31, 1998 and 1997 and the sources of the differences between the tax and financial reporting basis of the Company's assets and liabilities which give rise to the deferred tax assets and liabilities are as follows:

                                            Year Ended August 31,
   ------------------------------------------------------------------
                                            1998              1997
   ------------------------------------------------------------------
   Deferred tax assets:
     Property and equipment              $1,031,300         $ 929,600
     Accrued expenses and reserves          493,900         1,878,900
     Net operating loss                   1,254,900           398,200
   ------------------------------------------------------------------
                                          2,780,100         3,206,700
   ==================================================================
   Deferred tax liabilities:
     Prepaid expenses                         9,300            99,300
     Miscellaneous                          269,600           203,500
   ------------------------------------------------------------------
                                         $  278,900        $  302,800
   ==================================================================

The net deferred tax assets of $2,501,200 and $2,903,900 as of August 31, 1998 and 1997 are included to the extent appropriate in Prepaid expenses and other and Other Assets in the accompanying consolidated balance sheets.

Reconciliation of the statutory federal income tax rate and the effective income tax rate is summarized as follows:


                                                            Year Ended August 31,
 -----------------------------------------------------------------------------------
                                                          1998      1997      1996
 -----------------------------------------------------------------------------------
 Statutory federal income tax rate                        34.0%     34.0%     34.0%
 State income tax, net of federal income tax effect        5.3       5.3       5.3
 Non-recognition of future benefit from foreign loss       1.9      (0.4)     (4.8)
 Other                                                    (3.9)     (3.5)     (6.9)
 ----------------------------------------------------------------------------------
 Effective income tax rate                                37.3%     35.4%     27.6%
 ==================================================================================

Note 4.  ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:

                                               Year Ended August 31,
  -----------------------------------------------------------------------
                                             1998                 1997
  -----------------------------------------------------------------------
  Contract accounts receivable            $7,383,500          $ 8,802,400
  Retainage by clients                     1,315,600            1,228,400
  -----------------------------------------------------------------------
  Total accounts receivable                8,699,100           10,030,800
  Less-Allowance for doubtful accounts      (257,200)            (532,000)
  -----------------------------------------------------------------------
  Accounts receivable, net                $8,441,900          $ 9,498,800
  =======================================================================

Management anticipates that substantially all retainages will be billed within one year.

Note 5.  CONSTRUCTION LOSS:

In fiscal 1997, the Company recognized estimated losses related to certain landfill projects. These losses are included in accrued expenses in the consolidated balance sheets. As of August 31, 1998 and 1997, the related balances were $90,100 and $1,337,900, respectively. For the period ended August 31, 1998, a total of $829,500 of the previously recognized losses was reversed into income as change orders and various settlements were realized.

Note 6.  BANK FINANCING ARRANGEMENTS:

The Company entered into a new credit arrangement with a regional bank during fiscal year 1997 consisting of: (i) an $8,500,000 revolving line of credit secured by receivables; (ii) a $500,000 term loan; and (iii) an equipment line of credit of $1,500,000. Of the $8,500,000 revolving line of credit, $2,500,000 is available for acquisitions, joint ventures and licensing agreements. Borrowings under the revolving line of credit are limited to a percentage of certain accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts (up to a maximum of $4,000,000). The agreement was effective August 22, 1997. During fiscal years 1998, 1997, and 1996, the Company was either in compliance or had obtained waivers on all covenants related to these and prior related arrangements.

Short-term borrowings information resulting from the financing arrangements is as follows:

                                                 Year Ended August 31,
                                              ------------------------------
                                             1998        1997        1996
  --------------------------------------------------------------------------
  Balance as of end of period               $  --     $     --    $     --
  Maximum outstanding month-end
    balance during the period                  --      3,615,300   5,490,900
  Average outstanding month-end
    balance during the period                  --        564,000     598,800
  Weighted average interest rate
    during the period                          --          11.5%        8.4%
  Interest rate at the end of period           --          11.5%        8.3%
  ==========================================================================

The weighted average interest rate has been calculated based upon the actual daily interest expense and the daily average balance outstanding. The Company had no short-term borrowing during fiscal 1998. For the year ended August 31, 1997, the Company only maintained short-term borrowing balances during the months of April through August. Prior to April and at the end of August 1997, all borrowings were considered long term. For the year ended August 31, 1996, short-term balances were for nine months through May 31, 1996.

Long-term debt consists of the following:

August 31,                                                              1998             1997
------------------------------------------------------------------------------------------------
Revolving credit facility  payable to commercial bank effective
  August 22, 1997, interest charged at LIBOR plus 200; facility
   expires September 2000                                              $1,192,400     $1,827,700

Note payable to a  commercial  bank  payable in equal  monthly installments  of $29,600, which includes interest at 9.1%,
   through December 1999 secured by certain computer equipment            418,300        720,500

Note payable to a  commercial  bank  payable  in equal  installments of $43,651 through  December 1997.  Thereafter,  $21,429,  plus interest charged at LIBOR plus 200 through January 1999; secured by
   leasehold improvements and certain analytical laboratory equipment     107,900        431,800
------------------------------------------------------------------------------------------------
Total long-term debt                                                    1,718,600      2,980,000
Less-current portion                                                     (438,800)      (648,300)
------------------------------------------------------------------------------------------------
Long-term portion                                                      $1,279,800     $2,331,700
================================================================================================

The debt repayment schedule for the outstanding notes payable is as follows:

    Year Ending August 31,
    -------------------------------------------------------
    1999                                          $ 438,800
    2000                                             87,500
    2001 and thereafter                           1,192,300
    -------------------------------------------------------
    Total notes payable                          $1,718,600
    =======================================================

The fair value of the Company's outstanding indebtedness approximated its carrying value at August 31, 1998.

Note 7.  LEASE COMMITMENTS:

The Company's central office, laboratory facilities, regional offices, and certain furniture and equipment are held under operating leases. These leases expire at various dates through fiscal 2007, and certain leases call for annual proportionate increases due to property taxes and certain other operating expenses. Lease expense amounted to $6,061,000, $8,030,200, and $8,912,300, for the years ended August 31, 1998, 1997, and 1996, respectively. Lease expense included payments of approximately $1,900,400, $2,016,500, and $2,054,900, for years ended August 31, 1998, 1997, and 1996, respectively, to partnerships whose partners include the Chairman of the Board of EA and certain members of his family for its central office, and Loveton, Maryland, regional office and laboratory facility. These payments include reimbursements of approximately $873,000 per year for pass-through taxes and operating expenses incurred by the lessor which include local property taxes, janitorial and mechanical equipment maintenance, and utility costs related to the operation of both office and laboratory leased space. Management of the Company believes the terms and conditions of the transactions between the Company and entities with which the Chairman is affiliated, are at least as favorable to the Company as could have been obtained from third parties and are in the best interest of the Company.

The minimum lease commitments under noncancellable operating leases are as follows:

      Year Ending August 31,
      -------------------------------------------------------
      1999                                        $ 3,549,900
      2000                                          2,774,900
      2001                                          2,400,000
      2002                                          2,139,800
      2003                                          2,023,800
      2004 and thereafter                           6,470,700
      =======================================================
      Total minimum payments                      $19,359,100
      =======================================================

Note 8.  NET INCOME (LOSS) PER SHARE:

In accordance with Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share," basic earnings (loss) per share is based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents are calculated using the treasury stock method. All disclosures with regard to the shares of common stock have been adjusted retroactively to reflect two 3-for-2 stock splits, effected in the form of 50% stock dividends wherein, on February 23, 1994 and July 5, 1994, one additional share of stock was issued for each two shares outstanding as of the record dates of February 8, 1994 and June 28, 1994, respectively.

Note 9.  PROFIT SHARING:

EA maintains a defined contribution plan in which all employees who are at least 21 years of age and have completed six months of credited service, as defined by the plan, are eligible to participate. The plan provides for discretionary employer contributions for each fiscal year, in amounts determined annually by the Board of Directors. The plan also includes a 401(k) provision, allowing for Company matching contributions. For the years ended August 31, 1998, 1997, and 1996, matching contributions to the plan made under the 401(k) provisions of the plan, were $472,100, $534,900, and $729,200, respectively. Certain officers and stockholders of the Company serve as trustees to the plan under appointment of the Board of Directors.

Note 10.  STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS:

The Company maintains an Amended and Restated Stock Option Plan (the "Plan"), which provides for the grant of nonqualified stock options and incentive stock options to certain key employees and officers of the Company. The exercise price of an option granted under the Plan may not be less than the fair market value of the underlying shares of Common Stock on the date of the grant. A total of 799,800 options are issued and outstanding as of August 31, 1998, having an average exercise price of $2.43. The exercise prices of the outstanding options ranged between $1.39 and $11.75, which equaled the fair market value at the dates of grant. Of the outstanding options, 400,000 are held by the President and CEO. The exercise price of the 400,000 shares ranges between $2.25 and $3.67, which was equal to the market value on the dates of grant.

The Company maintains an Employee Stock Purchase Plan (the "Purchase Plan") to provide eligible employees with the opportunity to purchase shares of the Company's Common Stock through voluntary payroll deductions. Under the Purchase Plan, eligible employees may purchase shares through monthly payroll deductions at 95% of current market value at the time of purchase. The Company pays all administrative expenses related to employee purchases. A total of 120,600 shares remain authorized for distribution under the Purchase Plan as of August 31, 1998.

The Company  maintains two  Non-Employee  Director  Stock Option Plans (1993 and
1995) which provide for the granting of nonqualified stock options to its non-employee directors. The exercise price of the 17,000 options, which were outstanding as of August 31, 1998, ranged between $2.03 and $6.13, which equaled the fair market value at the dates of grant. A total of 33,500 options remain reserved for the Director Stock Option Plans as of August 31, 1998.

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for plans been determined consistent with FASB Statement No. 123, the Company's net income
(loss) and earnings (loss) per share would have changed the following pro forma amounts:

Year Ended August 31,                    1998          1997          1996
-----------------------------------------------------------------------------
Net income (loss)           As Reported  $604,800    $(5,407,600)  $(580,100)
                            Pro Forma     513,200     (5,470,200)   (580,100)

Earnings (loss) per share   As Reported     $0.10         $(0.87)     $(0.09)
                            Pro Forma        0.08          (0.88)      (0.09)

Diluted earnings (loss)     As Reported     $0.10         $(0.87)     $(0.09)
  per share                 Pro Forma        0.08          (0.88)      (0.09)

A summary of the status of activity in fiscal years 1998, 1997 and 1996 under the Company's Employee Stock Option Plan and Non-Employee Director Stock Option Plans (1993 and 1995) follows:

                                              1998                 1997                     1996
---------------------------------------------------------------------------------------------------------
                                    Shares    Wgtd.Avg.     Shares   Wgtd.Avg.     Shares     Wgtd.Avg.
                                     (000)    Exer.Price     (000)   Exer.Price     (000)     Exer.Price
---------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      616        $2.37        180       $4.13        341         $4.30
Granted                               273         2.65        506        2.10         11          4.61
Exercised                             (27)        2.45         --          --        (28)         1.41
Forfeited                             (45)        2.72        (70)       4.96       (144)         5.08
Expired                                 --          --          --         --          --           --
---------------------------------------------------------------------------------------------------------
Outstanding at end of year            817         2.44        616        2.37        180          4.13
Exercisable at year end               269        $2.59        164       $2.99        136         $3.40
---------------------------------------------------------------------------------------------------------
Weighted Average Fair Value of
 Options Granted                                 $1.35                  $0.96                    $1.79

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996: Risk-free interest rates ranging from 5.19% to 6.68%; expected volatility is 63% in 1998 and 62% in 1997 and 1996.

Note 11.  COMPANY RESTRUCTURING:

On March 25, 1997 the Company implemented a major organizational realignment to reposition itself in the marketplace. In connection with the restructuring, the Company incurred charges of $3,000,100 during the fiscal 1997 third quarter related to severance, planned reduction in office space, suspended implementation of a new project/financial system, and other related costs.

This restructuring included a staff reduction of approximately 125 employees.

As of August  31,  1998 and 1997,  the  Company  had  accruals  of  $76,600  and
$880,100, respectively, included as other current liabilities in the accompanying consolidated balance sheet for costs to be incurred in future periods in connection with the restructuring.

Note 12.  "KEY EMPLOYEE" LIFE INSURANCE

In April 1998, adjustments were made to the actual cash value of two "key employee" life insurance policies for the Chairman of the Board, of which the Company is the named beneficiary. Prior to April 1998, the policies had a cash surrender value of $515,500, which was included in Other Assets on the Company's balance sheet. In fiscal 1994, the asset value of the policies was originally adjusted downward due to bankruptcy proceedings involving the original insurance company. In April 1998, Phoenix Home Life Mutual Insurance Co., the successor underwriter of the policies, confirmed that the cash surrender value of the policies was $776,600. As a result, Other Assets was increased by $261,100, and a one-time gain was recognized during the period.

Note 13.  RELATED PARTY TRANSACTIONS

At the request of its former primary lender and in order to maintain its favorable relationship with that lender, the Company in December 1996 purchased from this lender the secured loans of three former EA officers. These interest-free demand loans, in the aggregate amount of $301,000, are secured by pledges of the Company's common stock. The differential between the current fair market value of the pledged stock and the amount of the loans is fully reserved within the Company's balance sheet.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of EA Engineering, Science, and Technology, Inc.:

We have audited the accompanying consolidated balance sheets of EA Engineering, Science, and Technology, Inc. (a Delaware corporation) and subsidiaries as of August 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EA Engineering, Science, and Technology, Inc. and subsidiaries as of August 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1998, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP


Baltimore, Maryland
October 30, 1998

INSIDE BACK COVER

DIRECTORS & OFFICERS AND CORPORATE INFORMATION

Directors

Edmund J. Cashman, Jr.*
Senior Executive Vice President of Legg
Mason, Inc. and Legg Mason Wood Walker,
Inc.; Director/Trustee, Various Legg Mason
Registered Investment Companies

Donald A. Deieso, Ph.D.
President and Chief Executive Officer of the Company

Loren D. Jensen, Ph.D.
Chairman of the Board of the Company

Rudolph P. Lamone, Ph.D.*
Chairman of the Board, Michael D. Dingman
Center for Entrepreneurship, Robert H. Smith
School of Business, University of Maryland
College of Business and Management

Cleaveland D. Miller, Esq.*
Managing Partner of  Semmes, Bowen &
Semmes, a Professional Corporation

George G. Radcliffe*
Chairman of the Board, Emeritus, The
Baltimore Life Insurance Company; Trustee
Emeritus of  The Johns Hopkins University


*Audit, Ethics and Compensation Committee Member

Subsidiaries

EA Financial, Inc.
900 Market Street, Suite 200
Wilmington, Delaware 19801

EA de Mexico, S.A. de C.V.
Newton 53, Suite 11
Colonia Polanco-Chapultepec
Mexico, D.F.  11560

EA International, Inc.
11019 McCormick Road
Hunt Valley, Maryland 21031

OFFICERS

Loren D. Jensen, Ph.D., Chairman of the Board

Donald A. Deieso, Ph.D., President and Chief Executive Officer

Bijan S. Saless, Executive Vice President, Sales and Marketing

Jack P. Adler, Esq., Senior Vice President, Secretary and General Counsel

Barbara L. Posner, Senior Vice President, Finance and Administration

Edward M. Greco, President, EA International, Inc.

Reza Karimi, Ph.D., President, EA Laboratories

STOCKHOLDER INFORMATION

Independent Public Accountants
Arthur Andersen LLP
Baltimore, Maryland

Legal Counsel
Semmes, Bowen & Semmes
Baltimore, Maryland

Registrar and Transfer Agent
ChaseMellon Shareholder Services
Pittsburgh, Pennsylvania

Common Stock Listing
NASDAQ Symbol: EACO

Annual Meeting
The Annual Meeting of the Stockholders will be held on January 14, 1999 at 9:00 a.m. (EST) at Marriott's Hunt Valley Inn in Hunt Valley,
Maryland.

SEC Form 10-K
The Company's Form 10-K Annual Report
for the year ended August 31, 1998 has
been filed with the Securities and Exchange
Commission.  A copy of this Report is
available upon request.

Corporate Headquarters
EA Engineering, Science, and Technology, Inc.
11019 McCormick Road
Hunt Valley, Maryland 21031
www.eaest.com

BACK COVER

Corporate Headquarters
EA Engineering, Science, and Technology, Inc.
11019 McCormick Road
Hunt Valley, MD  21031
Phone:  (410)584-7000
Fax:  (410) 771-1625

Anchorage, AK - Fairbanks, AK - Sacramento, CA - San Francisco, CA - New Castle, DE - Washington, DC - Miami, FL - Yigo, GU - Honolulu, HI - Chicago, IL - Baltimore, MD - Boston, MA - Mexico City, MX - Lincoln, NE - Berkeley Heights, NJ - Newburgh, NY - Syracuse, NY - Dallas, TX - Williamsburg, VA - Seattle, WA