Form 10-K, Exhibit 13
period 1999-08-31
EA ENGINEERING SCIENCE & TECHNOLOGY INC
filed 1999-11-23
CIK 802492

1999 ANNUAL REPORT TO STOCKHOLDERS

FRONT COVER

The cover of the EA Engineering, Science, and Technology, Inc. 1999 annual report has a white background with small blue handwritten signatures of EA's employees scattered throughout. The logo and complete name are printed horizontally in the upper left hand corner and Annual Report 1999 appears vertically in the lower right hand corner. A group of 22 EA staff members are pictured standing in a line across the center of the cover. The names of the staff members are shown on the inside front cover. The following words are printed directly under the line of people, "THE RELATIONSHIPS TO SUCCEED AND THE PEOPLE TO EXCEL"

(Page)

INSIDE FRONT COVER

(Lower left side)

People on Cover
(Left to Right)

Muriel Major
David R. Jasinski
Richard W. Waterman
Michael S. Battle
Charles J. Place
Ian D. MacFarlane
Patricia A. Noppenberger
Anwer Hasan
William L. Goodfellow
Frank J. Aquino
Barbara L. Posner
Loren D. Jensen
David S. Santoro
Paul J. Bielski
Charles R. Flynn
Melissa L. Kunkel
John M. Matera
Clayton A. Bock
H. Lee Becker
Donald R. Lutch
Ann Geisinger
Thomas G. Hanson

(Right column)

Company Profile

EA is a global consulting firm specializing in energy, the environment, and health and safety. Our goal is to assist industrial, utility, municipal and federal government clients in addressing these issues in a manner that is financially responsible, technically dependable, operationally efficient, and acceptable to regulators and communities. For over a quarter of a century, we have demonstrated our ability to integrate science and engineering to provide technically-sound solutions to meet our clients' business objectives.

In today's competitive market, clients rely on only those consultants with whom they have built a strong, trusting relationship with individual professionals. At the core of EA, are these professionals. EA's staff has built a solid reputation for integrity, quality, dedication, and innovation. Spanning a wide range of technical disciplines from science and engineering, to economics and business management, the men and women of EA contribute their talent and experience to provide the Company with strength and competitiveness. Our staff represents an exceptional resource--a resource that is at the heart of EA's ability to maintain long-term client relationships and deliver value-added service.

(To the left of the first paragraph of the Company Profile)

Three EA staff members, William L. Goodfellow, Anwer Hasan and Muriel A. Major, are shown standing in a line.

(Below  and to the right  side of the  Company Profile)

Three EA staff members, Clayton A. Bock, Charles J. Place and Melissa L. Kunkel, are shown standing in a line.

(Page)

(Top, center)

The words "To Our Shareholders" appear with a line drawn below them.

PHOTO

Loren D. Jensen, President and Chief Executive Officer, and Barbara L. Posner, Chief Financial Officer and Chief Operating Officer

EA has emerged with a streamlined corporate structure and a business development strategy that maximizes the return on our investments and assets. By successfully addressing the substantial challenges that confronted our Company during fiscal 1999, EA ended the second half of fiscal 1999 profitable, competitive and better positioned than ever before to deliver value to our clients.

FINANCIAL IMPROVEMENTS

The bottom line for any company is profitability. In the last half of fiscal 1999, EA returned to profitability. Equally important, this return to profitability is based on sound financial footing that can be expected to continue into the future. After identifying key problem areas, we corrected our course through restructuring, resulting in an extraordinary charge in the second quarter. In addition, the Company sold EA Laboratories, the analytical chemistry laboratory division, at a profit in the third quarter, reflecting the Company's continuing focus on higher-margin consulting services.

A comparison of EA's financial achievements in the last half of fiscal 1999 with the same period of the previous year illustrates the results of the tactical strategy introduced by EA in 1999-results that include improved quality of earnings and a record labor utilization rate. Sales, general and administrative costs were reduced by 18 percent, when compared to the same period the prior year. Net revenue for the second half of fiscal 1999 was $18.6 million compared to $17.6 million the previous year, and net income as a percentage of net revenue was 3.10 percent versus 0.50 percent for the same period the prior year. Operating income and net income as a percentage of net revenue reported for the second half of fiscal 1999 rose to the highest levels in four years. Further, net earnings per share rose to $0.10 in the second half of fiscal 1999 compared to $0.03 for the same period the prior year.

IMPLEMENTING A STRATEGIC VISION

In February 1999, EA implemented a new management structure, setting the stage for a more streamlined organization. Although the Company's strategic vision crafted over the previous two years remained viable, the

(At the bottom, center of the page)

The words "THE RELATIONSHIP" appear

corresponding implementation strategy had not delivered adequate returns on investment in a timely fashion. Consequently, a tactical change was instituted--centering on a corporate "right-sizing" to create a more profitable organization. A decentralization of the executive sales and marketing structure sharply reduced overhead expenses while strengthening the competitiveness of branch sales efforts within regional boundaries and areas of expertise. The shift of sales and marketing responsibilities has promoted branch responsiveness to both existing clients and market opportunities, while the leaner corporate structure has dramatically improved performance at the consolidated level. During the last six months of fiscal 1999, six of the Company's eight regional branch centers showed improved profitability.

The divestiture of EA Laboratories during the third quarter was implemented to support a leaner corporate structure and the Company's decision to return focus to our consulting roots. The Company maintains our historically profitable toxicological and biological testing facilities. These specialized and unique capabilities represent a critical aspect of EA's natural resource and ecological risk services, serving as valuable components of the Company's expertise in defining toxic components of water, wastewater and soil.

(A sidebar appears beside and to the right of these two paragraphs)

"EA's culture has always been to address our client's needs in a manner that integrates our expertise with their interests and perspective, and has yielded our many long-term client relationships. I am extremely proud to be part of an organization that incorporates this approach into its mission." --William L. Goodfellow, National Director of Ecotoxicology

MAXIMIZING MARKET OPPORTUNITIES

A key component of EA's tactical strategy to achieve our financial goals is the reassessment of the markets that represent the greatest opportunities for return. By accurately targeting these market opportunities--by physical location, client needs and EA's established strengths--we successfully renewed our ties with former clients, gained new clients, and leveraged traditional assignments into expanded service contracts.

An important source of EA's revenue has been, and continues to be, the federal government. EA capitalized on our strong record of performance with federal agencies by successfully expanding contracts beyond our traditional Department of Defense clients to include the US Coast Guard, the US Postal Service, and Brookhaven National Laboratories. In addition, EA gained new work assignments under existing federal contracts. Further, we expanded our historic service to the federal sector through assignments in new areas of expertise, such as information technology, where EA is providing website development to support data evaluation, compliance reporting, and special training initiatives.

(A sidebar appears beside and to the left of the previous two paragraphs)

"The energy our people are putting forth on behalf of our clients is unprece-dented. It is truly rewarding to be part of a team with such a singular focus on client service. The Northeast Region is operating more efficiently than ever, and our client base has expanded dramatically."
--Michael S. Battle,  Manager, Northeast Operations

EA's emphasis on branch decision-making paralleled a strategic investment to expand the Company's presence in targeted state and local markets. The return on that investment is demonstrated by EA's receipt of contracts with new clients including the City and County of San Francisco, the Miami Dade Aviation Department, the Port Authority of New York/New Jersey, and the Dormitory Authority of the State of New York. EA's unique ability to bridge environmental, energy, and health and safety issues represents opportunities to provide services beyond those for which we may be contracted by existing clients, opening the door for opportunities in "next-generation" areas including information technology, enterprise data management, ISO 14001 certification and integrated environmental management.

The deregulation and subsequent restructuring prevalent in the utility industry echo market conditions that historically fueled EA's formation and, today, present the Company with a new generation of opportunities. In particular, the promulgation of new water quality regulations has created a market for EA to provide services. While renewing ties with former utility clients, including Carolina Power & Light, Allegheny Power and Duquesne Light, EA added Cowlitz County (WA) Public Utility District No. 1 as a substantial new client with the award of a multi-million dollar contract to serve as the managing consultant for the licensing of PacifiCorp's Lewis River (WA) Hydro Project.

(A sidebar appears beside and to the left of the previous two paragraphs)

"This past year we demonstrated our sensitivity and responsiveness to client needs with the opening of a new office in Houston and the broadening of our technical service areas. EA's job list in the South Central Region is now more stable and diverse than ever, thanks to our commitment to succeed." --Roger W. Place, Project Manager, Texas Operations

EA continued our expansion in the $400 billion international market. Of particular importance is the Company's growing visibility as a service provider for international commercial projects. EA was selected by Carrefour, one of the world's leading retailers, to provide environmental services for the development of a new retail project in Mexico City. Notably, the Carrefour project is one of the largest commercial developments ever undertaken in Mexico City. EA's success in Mexico serves as a solid springboard for a strategic expansion into the rapidly expanding markets of Latin America. In addition to new clients, long-term federal clients continued to rely on EA for services overseas, adding new orders in the Pacific Islands, the United Kingdom, and Europe.

FUELING EA'S LEADERSHIP POSITION

EA enjoys a solid reputation within our industry and among our clients for quality. That reputation is directly rooted in the expertise, integrity and leadership skills of our people--people who daily deliver unequalled service, dedication and talent to benefit our clients, our company and our shareholders. In the process, EA's personnel consistently attract the attention of

(A sidebar appears beside and to the right of the previous two paragraphs)

"Winning is a habit and the California team has made it our mission to continue that tradition. EA's dedication to winning the water wars and our client-centered approach facilitate this habit." --Ryan Brooks, California Sales Representative professional organizations charged with identifying "the best" for special recognition. As in years before, EA's people were recognized in 1999 through national and regional awards. We accepted these awards with great pride on behalf of the men and women who consistently perform exceptional work on EA's behalf.

LOOKING FORWARD

After a challenging year, EA is has a firm foundation for the future. Our commitment to reach the goals we have set is based on a prudent recognition of EA's strengths and the market opportunities for which the firm is especially well suited. EA's growth strategy reflects that recognition by targeting sales and marketing efforts to those regional locations, industries and client needs likely to produce acceptable returns on investment. By emphasizing the visibility and strength of each branch office, EA has emerged as a recognized "local" resource to existing and potential clients in key market areas throughout the US and overseas. At the same time, our growing entrepreneurial perspective positions EA not only to meet clients' existing needs, but to anticipate new opportunities and develop responsive technical and management services.

(A sidebar appears beside and to the right of the previous two paragraphs)

"During my 12-year career with EA I have had the pleasure to work with and develop an extraordinary staff who thrives on new, different, and challenging opportunities. We are a team dedicated to giving "whatever it takes" to succeed, in both our business and personal lives." --Lee Becker, Manager North Central Operations

The basis of EA's renewed strength is our workforce. New talent is being attracted to EA and, perhaps most gratifying, our turnover rate has dropped significantly from above the industry average to well below the industry average. With the two critical components needed to achieve these objectives in place--a streamlined corporate structure and a staff of exceptional capability and commitment--EA is prepared to enter the next century with the ability to deliver value to our clients and to our shareholders.

Sincerely,

(Signature of Loren D. Jensen)

Loren D. Jensen
Chairman of the Board and Chief Executive Officer

(Signature of Barbara L. Posner)

Barbara L. Posner
Chief Financial Officer and Chief Operating Officer

(A sidebar appears beside and to the left of the last paragraph and the signa-ture.)

"In my 15 years at EA, I have never seen teamwork like we have now. Not only are we winning more work, morale is soaring and productivity is at an all-time high. I feel tremendous pride in knowing that our team can achieve anything we set our sights on." --Ian D.MacFarlane, Manager, Baltimore Operations

INSIDE BACK COVER

(Top and center of page)

Corporate Information

(Left column)

DIRECTORS

Edmund J. Cashman, Jr.*
Senior Executive Vice President of Legg Mason Inc.
and Legg Mason Wood Walker, Inc.; Director/Trustee,
Various Legg Mason Registered Investment Companies

Loren D. Jensen, Ph.D.
Chairman of the Board of the Company and Chief
Executive Officer; Former Chairman, President and Chief Executive Officer of the Company; Former
Chairman and Chief Executive Officer of the Company

Rudolph P. Lamone, Ph.D.*
Chairman of the Board, Michael D. Dingman Center for
Entreprenenship, Robert H. Smith School of Business,
University of Maryland

Cleaveland D. Miller,Esq.*
Managing Partner, Semmes Bowen & Semmes, a Pro-fessional Corporation

George G. Radcliffe*
Chairman of the Board, Emeritus, The Baltimore Life
Insurance Company; Trustee Emeritus of The Johns
Hopkins University

*Audit, Compensation and Ethics Committee Member

(Middle Column)

Officers, Subsidiaries and Stockholder Information

Loren D. Jensen, Ph.D.
Chairman of the Board and
Chief Executive Officer

Barbara L. Posner
Senior Vice President,
Chief Financial Officer,
Chief Operating Officer,
Secretary and Treasurer

Subsidiary Information

EA International, Inc.
11109 McCormick Road
Hunt Valley, Maryland  21031

EA Financial, Inc.
900 Market Street, Suite 200
Wilmington, Delaware  19801

EA Global, Inc.
11019 McCormick Road
Hunt Valley, Maryland  21031

EA de Mexico, S.A. de C.V.
Newton 53, Suite 11
Colonia Polanco-Chapultepec
Mexico, D.F.  11560

STOCKHOLDER INFORMATION

Independent Public Accountants
Arthur Andersen LLP
Baltimore, Maryland

(Right Column)

More Stockholder Information

Legal Counsel
Semmes, Bowen & Semmes
Baltimore, Maryland

Registrar and Transfer Agent
ChaseMellon Shareholder Services
Pittsburgh, Pennsylvania

Investor Relations
The Financial Relations Board, Inc.
New York, New York

Common Stock Listing
Nasdaq SmallCap Market
Nasdaq Symbol:  EACO

Annual Meeting
The Annual Meeting of Stockholders will be held on January 13, 2000, at 9: 00 a.m. (EST) at Marriott's Hunt Valley Inn in Hunt Valley,
Maryland.

SEC Form 10-K
The Company's Form 10-K Annual Report for the year ended August 31, 1999 has been filed with the Securities and Exchange Commission. A copy of this Report is available upon request.

Corporate Headquarters
EA Engineering, Science, and Technology, Inc.
11019 McCormick Road
Hunt Valley, Maryland  21031
(410) 584-7000
www.eaest.com

(Bottom of inside back cover)

A flap open on the top and left side is attached to the bottom of this inside back cover for the purpose of holding the EA Engineering, Science, and Technology, Inc. Form 10-K for the fiscal year ended August 31, 1999. The EA logo and EA Engineering, Science, and Technology, Inc. appear on the front of the flap in the lower right corner.

BACK COVER

The background of the back cover is a continuation of the signature format as shown on the front cover. The following lines appear centered at the bottom of the page:

Corporate Headquarters
EA Engineering, Science, and Technology, Inc.
11019 McCormick Road
Hunt Valley, MD  21031
Phone:  (410) 584-7000  Fax:  (410) 771-1625
www.eaest.com